

Dear El Paso Stockholder:

We cordially invite you to attend our 2005 Annual Meeting of Stockholders. The Annual Meeting will be held on May 26, 2005 beginning at 9:00 a.m. (local/Central time) at the Four Seasons Hotel Houston, 1300 Lamar Street, Houston, Texas 77010.

At this year's Annual Meeting, you will be asked to vote on the election of directors, the approval of the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors, the approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan and the ratification of PricewaterhouseCoopers LLP's appointment as our independent auditors.

With regard to the election of directors, you should know that your company is well-governed. By any of the multitude of contemporary measures of good corporate governance, we are a leader. Eleven of our 12 nominee directors are independent. We have a separate Chairman and CEO. We do not have a staggered board, so each of our directors stands for election every year, and we do not have a poison pill plan. But as important as any of this, we have an active and engaged Board with the right mix of leadership, industry, finance, academic and legal experience to help guide this company.

We are asking for your approval of the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors. With regard to our non-employee director compensation program, you should know that we ensure our directors' compensation levels align with current market trends and reflect sound corporate governance practices. Our directors do not receive fees for attending regularly scheduled Board or committee meetings; they do not receive special committee meeting fees and they do not have retirement benefits. Our directors are paid annual retainers in a combination of cash and deferred shares of company stock, and they do not receive any of their deferred compensation until they cease to be a director of the company.

We are also asking for your approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan. If you approve the Board's proposal to adopt this plan, it will replace all existing stockholder approved and non-stockholder approved equity plans, and we will cancel all remaining shares available for grant under the former plans and will not make any further grants from these plans. Our goal is that we have an equity plan from which all shares available for grant to our executives and employees will be approved by our stockholders.

I urge you to vote for your Board's nominees, the two new plans and the ratification of PricewaterhouseCoopers LLP. Your vote is important. I hope you will be able to attend the meeting, but if you cannot, please vote your proxy as soon as you can.

Sincerely,

DOUGLAS L. FOSHEE
President and Chief Executive Officer

Houston, Texas
April 7, 2005

EL PASO CORPORATION
1001 Louisiana Street
Houston, Texas 77002

NOTICE OF 2005 ANNUAL MEETING OF STOCKHOLDERS
May 26, 2005

On May 26, 2005, El Paso Corporation will hold its 2005 Annual Meeting of Stockholders at the Four Seasons Hotel Houston, Houston, Texas 77010. The Annual Meeting will begin at 9:00 a.m. (local/Central time).

Only El Paso stockholders who owned shares of our common stock at the close of business on March 28, 2005, are entitled to notice of, and can vote at, this Annual Meeting or any adjournments or postponements that may take place. At the Annual Meeting, you will be asked to take action and consider proposals to:

1. Elect 12 directors, each to hold office for a term of one year;

2. Approve the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors;

3. Approve the El Paso Corporation 2005 Omnibus Incentive Compensation Plan; and

4. Ratify the appointment of PricewaterhouseCoopers LLP as independent certified public accountants to audit El Paso's financial statements for the fiscal year ending December 31, 2005.

These proposals are described in the attached proxy statement. We will also attend to any other business properly presented at the Annual Meeting. The Board of Directors is not aware of any other matters to be presented at the Annual Meeting.

By the Order of the Board of Directors

David L. Siddall

David L. Siddall
Corporate Secretary

Houston, Texas
April 7, 2005

ATTENDING THE MEETING

If you plan to attend the Annual Meeting in person and are a stockholder of record, bring with you a form of government-issued personal identification to the Annual Meeting. If you own stock through a bank, broker or other nominee, you will need proof of ownership as of the record date to attend the Annual Meeting. If you are an authorized proxy holder, you must present the proper documentation. Please see pages 3 and 4 for more information on what documents you will need for admission to the Annual Meeting. Registration will begin at 8:00 a.m. (local/Central time), and seating will be on a "first come first served" basis. No cameras, recording equipment or other electronic devices will be allowed in the meeting room. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Annual Meeting.

TABLE OF CONTENTS

EL PASO CORPORATION
1001 Louisiana Street
Houston, Texas 77002

PROXY STATEMENT

2005 ANNUAL MEETING OF STOCKHOLDERS — May 26, 2005

Our Board of Directors is furnishing you with this proxy statement to solicit proxies on its behalf to be voted at the 2005 Annual Meeting of Stockholders of El Paso Corporation. The Annual Meeting will be held at the Four Seasons Hotel Houston, Houston, Texas 77010, on Thursday, May 26, 2005 at 9:00 a.m. (local/Central time). The proxies also may be voted at any adjournments or postponements of the Annual Meeting.

This proxy statement, the notice of Annual Meeting and the enclosed proxy card are being mailed to stockholders beginning on or about April 7, 2005. All properly executed written proxies that are delivered pursuant to this solicitation will be voted at the Annual Meeting. Each person who is an El Paso stockholder of record at the close of business on March 28, 2005, the record date, is entitled to vote at the Annual Meeting, or at adjournments or postponements of the Annual Meeting.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

1. Who can vote?

Stockholders holding shares of El Paso's common stock, par value $3.00 per share, as of the close of business on the record date, March 28, 2005, represented by a properly executed proxy are entitled to vote at the Annual Meeting, or any adjournments or postponements of the Annual Meeting. You have one vote for each share of common stock held as of the record date, which may be voted on each proposal presented at the Annual Meeting.

2. What is the record date and what does it mean?

The record date for the Annual Meeting is March 28, 2005. The record date was established by the Board of Directors as required by our By-laws and Delaware law. Owners of record of El Paso's common stock at the close of business on the record date are entitled to:

    A. receive notice of the Annual Meeting; and

    B. vote at the Annual Meeting, and any adjournments or postponements of the Annual Meeting.

3. How many shares of El Paso common stock were outstanding on the record date?

There were 644,570,086 shares of common stock outstanding and entitled to vote at the Annual Meeting at the close of business on the record date. Common stock is the only class of stock entitled to vote.

4. How do I vote?

You can vote in person at the Annual Meeting or by proxy. For shares that you hold directly as a registered shareholder, you have three ways to vote by proxy:

    A. Connect to the Internet at *http://www.eproxyvote.com/ep*;

    B. Call 1-877-PRX-VOTE (1-877-779-8683); or

    C. Complete the proxy card and mail it back to us.

Complete instructions for voting your shares can be found on your proxy card.

If you change your mind on any issue, you may revoke your proxy at any time before the close of voting at the Annual Meeting. There are four ways to revoke your proxy:

A. Connect to the Internet at *http://www.eproxyvote.com/ep*;

B. Call 1-877-PRX-VOTE (1-877-779-8683);

C. Write our Corporate Secretary, David L. Siddall, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-5211; or

D. Give notice of revocation to the Inspector of Election at the Annual Meeting.

5. How do I vote if my shares are held in street name?

If your shares of common stock are held in the name of your broker, a bank, or other nominee, only your broker, bank or other nominee may execute a proxy and vote your shares. However, your broker, bank, or other nominee may not vote your shares in respect of our proposals to approve the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors and the El Paso Corporation 2005 Omnibus Incentive Compensation Plan unless they receive specific voting instructions from you. Please sign, date and promptly return the instruction card you received from your broker, bank or other nominee, in accordance with the instructions on the card. You may vote by the Internet or telephone if your bank or broker makes those methods available, in which case you can follow the instructions on the card. If you wish to vote your "street name" shares directly, you will need to obtain a document known as a "legal proxy" from your broker, bank or other nominee. Please contact your bank, broker or other nominee if you wish to do so.

6. What happens if I do not specify a choice for a proposal when returning a proxy?

You should specify your choice for each proposal on the proxy card. If no instructions are given, proxy cards that are signed and returned will be voted "FOR" the election of all El Paso director nominees, "FOR" the approval of the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors, "FOR" the approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan and "FOR" the proposal to ratify the appointment of PricewaterhouseCoopers LLP.

7. What happens if other matters come up at the Annual Meeting?

The matters described in the notice of Annual Meeting are the only matters we know of which will be voted on at the Annual Meeting. If other matters are properly presented at the Annual Meeting, the proxy holders, Douglas L. Foshee, El Paso's President and Chief Executive Officer, and Robert W. Baker, El Paso's Executive Vice President and General Counsel, will vote your shares at their discretion.

8. Who will count the votes?

A representative of EquiServe Trust Company, N.A., an independent tabulator appointed by the Board of Directors, will count the votes and act as the inspector of election. The inspector of election shall have the authority to receive, inspect, electronically tally and determine the validity of the proxies received.

9. What is a "quorum"?

A "quorum" is a majority of the outstanding shares of common stock and is required to hold the Annual Meeting. A quorum is determined by counting shares of common stock present in person at the Annual Meeting or represented by proxy. If you submit a properly executed proxy, you will be considered part of the quorum even if you abstain from voting.

10. Who can attend the Annual Meeting?

Admission to the Annual Meeting is limited to stockholders of El Paso, persons holding validly executed proxies from stockholders who held El Paso common stock on March 28, 2005, and invited guests of El Paso.

If you are a stockholder of El Paso, you must bring certain documents with you in order to be admitted to the Annual Meeting. The purpose of this requirement is to help us verify that you are actually a stockholder of El Paso. Please read the following rules carefully because they specify the documents that you must bring with you to the Annual Meeting in order to be admitted. The items that you must bring with you differ depending upon whether you are a record holder or hold your stock in "street name".

Proof of ownership of El Paso stock must be shown at the door. Failure to provide adequate proof that you were a stockholder on the record date may prevent you from being admitted to the Annual Meeting.

If you were a record holder of El Paso common stock on March 28, 2005, then you must bring a valid government-issued personal identification (such as a driver's license or passport).

If a broker, bank or other nominee was the record holder of your shares of El Paso common stock on March 28, 2005, then you must bring:

• Valid government-issued personal identification (such as a driver's license or passport), and

• Proof that you owned shares of El Paso common stock on March 28, 2005.

Examples of proof of ownership include the following: (1) a letter from your bank or broker stating that you owned El Paso common stock on March 28, 2005; (2) a brokerage account statement indicating that you owned El Paso common stock on March 28, 2005; or (3) the voting instruction card provided by your broker indicating that you owned El Paso common stock on March 28, 2005.

If you are a proxy holder for a stockholder of El Paso, then you must bring:

• The validly executed proxy naming you as the proxy holder, signed by a stockholder of El Paso who owned shares of El Paso common stock on March 28, 2005, and

• Valid government-issued personal identification (such as a driver's license or passport), and

• If the stockholder whose proxy you hold was not a record holder of El Paso common stock on March 28, 2005, proof of the stockholder's ownership of shares of El Paso common stock on March 28, 2005, in the form of a letter or statement from a bank, broker or other nominee indicating that the stockholder owned El Paso common stock on March 28, 2005.

You may not use cameras, recording equipment or other electronic devices during the Annual Meeting.

11.   How many votes must each proposal receive to be adopted?

• With respect to the election of directors, the 12 nominees who receive the highest number of votes at the Annual Meeting will be elected.

• With respect to Proposals No. 2 and 3, the approval of the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors and the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, each plan must receive the affirmative vote of more than 50 percent of the shares of common stock represented by person or proxy at the Annual Meeting and entitled to vote.

• All other proposals must receive the affirmative vote of more than 50 percent of the votes cast on the proposal.

12.   How are votes counted?

Votes are counted in accordance with El Paso's By-laws and Delaware law. An abstention by a stockholder with respect to a proposal is not counted in the tally of votes "FOR" or "AGAINST" that proposal, and therefore does not affect the outcome of the proposal. A broker non-vote with respect to the election of directors or any proposal will not be counted in determining the election of directors or whether the proposal is approved. A broker non-vote or abstention will be counted towards a quorum. If a stockholder returns an executed proxy card but does not indicate how his or her shares are to be voted, the shares covered by such proxy card will be included in determining if there is a quorum and will also be counted as votes

"FOR" the election of El Paso's nominees, "FOR" the approval of the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors, "FOR" the approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan and "FOR" the proposal to ratify the appointment of PricewaterhouseCoopers LLP. Our By-laws refer to such a returned and executed proxy card as a "non-vote by a stockholder." Shares will not be voted at the Annual Meeting if no properly executed proxy card covering those shares has been returned and the holder does not cast votes in respect of those shares in person at the Annual Meeting.

13. Do I have to vote?

No. However, we strongly urge you to vote. You may vote for all, some or none of El Paso's director nominees. You may abstain from voting or vote "FOR" or "AGAINST" the other proposals.

14. How can I view the stockholder list?

A complete list of stockholders entitled to vote at the Annual Meeting will be available to view during the Annual Meeting. You may access this list at El Paso's offices at 1001 Louisiana Street, Houston, Texas 77002 during ordinary business hours for a period of ten days before the Annual Meeting.

15. Who pays for the proxy solicitation related to the Annual Meeting?

We do. In addition to sending you these materials, some of our directors and officers as well as management and non-management employees may contact you by telephone, mail, e-mail or in person. You may also be solicited by means of press releases issued by El Paso, postings on our website, *www.elpaso.com,* and advertisements in periodicals. None of our officers or employees will receive any extra compensation for soliciting you. We have retained Georgeson Shareholder Communications, Inc. to assist us in soliciting your proxy for an estimated fee of $15,000, plus reasonable out-of-pocket expenses. Georgeson will ask brokerage houses and other custodians and nominees whether other persons are beneficial owners of El Paso common stock. If so, we will supply them with additional copies of the proxy materials for distribution to the beneficial owners. We will also reimburse banks, nominees, fiduciaries, brokers and other custodians for their costs of sending the proxy materials to the beneficial owners of El Paso common stock.

16. If I want to submit a stockholder proposal for the 2006 Annual Meeting, when is it due?

If you want to submit a proposal for possible inclusion in next year's proxy statement, you must submit it *in writing* to the Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-5211, telephone (713) 420-6195 and facsimile (713) 420-4099. El Paso must receive your proposal on or before December 8, 2005. El Paso will consider only proposals meeting the requirements of the applicable rules of the Securities Exchange Commission ("SEC").

Additionally, under El Paso's By-law provisions, for a stockholder to bring any matter before the 2006 Annual Meeting that is not included in the 2006 Proxy Statement, the stockholder's written notice must be received not less than 90 days nor more than 120 days prior to the first anniversary of the 2005 Annual Meeting. Under this criteria, stockholders must provide us with a notice of a matter to be brought before the 2006 Annual Meeting between January 26, 2006 and February 25, 2006.

If the 2006 Annual Meeting is held more than 30 days before or 60 days after May 26, 2006, for a stockholder seeking to bring any matter before the 2006 Annual Meeting, the stockholder's written notice must be received not less than 90 days nor more than 120 days before the date of the 2006 Annual Meeting or by the tenth day after we publicly announce the date of the 2006 Annual Meeting, if that would result in a later deadline.

17. How can I receive the proxy materials electronically?

If you want to stop receiving paper copies of the proxy materials, you must consent to electronic delivery. You can give consent by going to *www.econsent.com/ep* and following the instructions. Those of you that hold shares with a broker under a street name can give consent by going to *www.ICSDelivery.com/ep* and following the instructions.

18.   How can I obtain a copy of the Annual Report?

A copy of El Paso's 2004 Annual Report to Stockholders is being mailed with this proxy statement to each stockholder entitled to vote at the Annual Meeting. If you do not receive a copy of the Annual Report, you may obtain one free of charge by writing or calling Mr. David L. Siddall, Corporate Secretary, at El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-5211, telephone (713) 420-6195 and facsimile (713) 420-4099.


CORPORATE GOVERNANCE


El Paso is committed to maintaining the highest standards of corporate governance. We believe that strong corporate governance is critical to achieving our performance goals, and to maintaining the trust and confidence of investors, employees, suppliers, business partners and other stakeholders. A summary of El Paso's Corporate Governance Guidelines is set forth below.

Independence of Board Members. A key element for strong corporate governance is independent members of the Board of Directors. El Paso is committed to having more than a majority (our Governance Guidelines require at least 75 percent be non-management) of its Board of Directors be comprised of independent directors. Pursuant to the New York Stock Exchange ("NYSE") corporate governance rules, and other criteria, a director will be considered independent if the Board determines that he or she does not have a material relationship with El Paso (either directly or as a partner, shareholder or officer of an organization that has a material relationship with El Paso). As part of this determination, the Board also considers any donations by El Paso or its Foundation to civic and charitable organizations with which any director nominee may have an association. Based on these criteria, the Board has affirmatively determined that Juan Carlos Braniff, James L. Dunlap, Robert W. Goldman, Anthony W. Hall, Jr., Thomas R. Hix, William H. Joyce, Ronald L. Kuehn, Jr., J. Michael Talbert, Robert F. Vagt, John L. Whitmire and Joe B. Wyatt are "independent" under the NYSE listing standards. Thus, 11 of the 12 nominees for the El Paso Board (92 percent) are independent. Further, our Audit, Compensation, Governance & Nominating, Finance and Health, Safety & Environmental Committees are composed entirely of independent directors.

Audit Committee Financial Expert. The Audit Committee plays an important role in promoting effective corporate governance, and it is imperative that members of the Audit Committee have requisite financial literacy and expertise. All members of El Paso's Audit Committee meet the financial literacy standard required by the NYSE rules and at least one member qualifies as having accounting or related financial management expertise under the NYSE rules. In addition, as required by the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring that public companies disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, satisfies all of the following attributes:

- An understanding of generally-accepted accounting principles and financial statements.

- An ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves.

- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by El Paso's financial statements, or experience actively supervising one or more persons engaged in such activities.

- An understanding of internal controls and procedures for financial reporting.

- An understanding of audit committee functions.

The Board of Directors has affirmatively determined that Messrs. Hix and Goldman each satisfy the definition of "audit committee financial expert," and has designated each of them as an "audit committee financial expert."

Non-Executive Chairman. Mr. Kuehn currently serves as the Chairman of El Paso's Board of Directors in a non-executive capacity. As the Chairman of the Board of Directors, Mr. Kuehn has a number of responsibilities, which include setting board meeting agendas in collaboration with the CEO, presiding at Board meetings, executive sessions and the annual stockholders meeting, assigning tasks to the appropriate committees, and ensuring that information flows openly between management and the Board. Stockholders may communicate directly with Mr. Kuehn by writing to Chairman of the Board, c/o Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511, facsimile (713) 420-4099.

Executive Sessions of Board of Directors. El Paso holds regular executive sessions in which non-management Board members meet without any members of management present. Currently, Mr. Kuehn presides over the executive sessions. During 2004, non-management directors met in executive session seven times. The purpose of these executive sessions is to promote open and candid discussion among the non-management directors.

Committees of Board of Directors. The Board of Directors has adopted charters for the Audit Committee, the Compensation Committee and the Governance & Nominating Committee that comply with the corporate governance rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 and the NYSE listing standards. The Audit Committee, the Compensation Committee, the Governance & Nominating Committee, the Finance Committee and the Health, Safety & Environmental Committee charters may be found on our website at *www.elpaso.com.*

Board/Committee/Director Evaluations. During 2004, the Board of Directors and each Board committee participated in self-evaluation and assessment processes in order to improve the efficiency and effectiveness of the Board, its committees and each director.

Director Education. El Paso encourages and facilitates director participation in seminars and conferences and other opportunities for continuing director education. During 2004, certain of our directors attended educational programs designed by a nationally recognized board educational organization. Also, each of our directors is a member of the National Association of Corporate Directors.

Mandatory Retirement. Our directors are subject to a mandatory retirement age and cannot stand for reelection in the calendar year following their 72nd birthday. Mr. Bissell has reached the mandatory retirement age and will not be standing for reelection at our Annual Meeting.

Stock Ownership Requirements. Our Board of Directors is committed to director and senior management stock ownership. Directors are required to own shares of El Paso common stock with a value of three times the annual cash retainer paid to non-employee directors. The Board also requires that the CEO own shares of El Paso common stock with a value of at least three times his or her annual base salary, and that other executive officers own El Paso common stock with a value of at least two times his or her base salary.

Corporate Governance Guidelines. Our corporate governance guidelines, together with the Board committee charters, provide the framework for the effective governance of El Paso. The Board of Directors has adopted the El Paso Corporate Governance Guidelines to address matters including qualifications for directors, responsibilities of directors, mandatory retirement for directors, the composition and responsibility of committees, conduct and minimum frequency of Board and committee meetings, management succession, director access to management and outside advisors, director compensation, stock ownership requirements, director orientation and continuing education, annual self-evaluation of the Board, its committees and directors and El Paso's policy on poison pills. The Board of Directors recognizes that effective corporate governance is an on-going process, and the Board, either directly or through the Governance & Nominating Committee, will review the El Paso Corporate Governance Guidelines annually, or more frequently if deemed necessary. Our Corporate Governance Guidelines may be found on our website at *www.elpaso.com.*

Code of Ethics.   El Paso has adopted a code of ethics, the "Code of Business Conduct," that applies to all of its directors and employees, including its Chief Executive Officer, Chief Financial Officer and senior financial and accounting officers. The Code of Business Conduct is a value-based code that is built on El Paso's five core values: stewardship, integrity, safety, accountability and excellence. In addition to other matters, the Code of Business Conduct establishes policies to deter wrongdoing and to promote honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest, compliance with applicable laws, rules and regulations, full, fair, accurate, timely and understandable disclosure in public communications and prompt internal reporting violations of the Code of Business Conduct. El Paso also has an Ethics & Compliance Office and Ethics & Compliance Committee, composed of members of senior management, that administers El Paso's ethics and compliance program. A copy of our Code of Business Conduct is available on our website at *www.elpaso.com.* El Paso will post on its internet website all waivers to or amendments of its Code of Business Conduct, which are required to be disclosed by applicable law and rules of the NYSE listing standards. Currently, El Paso does not have nor does it anticipate any waivers to or amendments of its Code of Business Conduct. We believe El Paso's Code of Business Conduct exceeds the requirements set forth in the applicable SEC regulations and the corporate governance rules of the NYSE.

Policy on Poison Pill Plans.   The El Paso Corporate Governance Guidelines includes a policy on poison pills, or stockholder rights plans. El Paso does not currently have in place any stockholders rights plan, and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which leads it to conclude that adopting a stockholder rights plan would be in the best interests of stockholders, the Board will seek prior stockholder approval unless the Board, in exercising its fiduciary responsibilities under the circumstances, determines by vote of a majority of the independent directors that such submission would not be in the best interests of El Paso's stockholders in the circumstances. If the Board were ever to adopt a stockholder rights plan without prior stockholder approval, the Board would present such plan to the stockholders for ratification within one year or cause it to expire within one year, without being renewed or replaced. Further, if the Board adopts a stockholder rights plan and El Paso's stockholders do not approve such plan, it will terminate.

Web Access.   El Paso provides access through its website to current information relating to corporate governance, including a copy of each of the Board's standing committee charters, our Corporate Governance Guidelines, El Paso's Code of Business Conduct, El Paso's Restated Certificate of Incorporation and By-laws, biographical information concerning each director, and other matters regarding our corporate governance principles. El Paso also provides access through its website to all filings submitted by El Paso to the SEC. El Paso's website is *www.elpaso.com,* and access to this information is free of any charge to the user (except for any internet provider or telephone charges). Copies will also be provided to any stockholder upon request. Information contained on our website is not part of this proxy statement.

Process for Shareholder Communication with the Board.   El Paso's Board has established a process for interested parties to communicate with the Board. Such communications should be in writing, addressed to the Board or an individual director, c/o Mr. David L. Siddall, Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252. The Corporate Secretary will forward all communications to the addressee.

Director Attendance at Annual Meeting.   The Board encourages all director nominees standing for election to attend the Annual Meeting in accordance with El Paso's Corporate Governance Guidelines. All incumbent directors who were elected at El Paso's 2004 Annual Meeting attended El Paso's 2004 Annual Meeting of Stockholders.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors held 12 meetings during 2004. Each director who served on the El Paso Board of Directors during 2004 attended at least 75 percent of the meetings of the Board of Directors and of each committee on which he served. The Board of Directors has established five standing committees to assist the Board in carrying out its duties: the Audit Committee, the Compensation Committee, the Governance & Nominating Committee, the Finance Committee and the Health, Safety & Environmental Committee. The current members of the five standing committees are as follows:

Audit	Compensation	Governance & Nominating	Finance	Health, Safety & Environmental
Juan Carlos Braniff (Chairman)	Joe B. Wyatt (Chairman)	Anthony W. Hall, Jr. (Chairman)	Robert W. Goldman (Chairman)	John Whitmire (Chairman)
Robert W. Goldman	John M. Bissell	James L. Dunlap	John M. Bissell	Anthony W. Hall, Jr.
Thomas R. Hix	James L. Dunlap	William H. Joyce	Juan Carlos Braniff	William H. Joyce
John Whitmire	J. Michael Talbert	Joe B. Wyatt	Thomas R. Hix	J. Michael Talbert

You should note that Mr. Bissell is retiring and is not standing for reelection.

Audit Committee

The Audit Committee held 25 meetings during 2004. The Audit Committee currently consists of four non-employee directors, each of whom is "independent" as such term is defined in Section 10A of the Securities Exchange Act of 1934, the SEC rules thereunder, and the NYSE listing standards. The Board of Directors has determined that each member of the Audit Committee possesses the necessary level of financial literacy required to enable him to serve effectively as an Audit Committee member. No Audit Committee member serves on more than three audit committees of public companies, including El Paso's Audit Committee. El Paso maintains an Internal Audit Department to provide management and the Audit Committee with ongoing assessments of El Paso's risk management processes and system of internal controls.

The Audit Committee's primary duties include:

- The provision of assistance to the Board of Directors in fulfilling its responsibilities with respect to the oversight of:

  - The integrity of El Paso's financial statements.

  - The evaluation and retention, including a review of the qualifications, independence and performance, of the independent auditor and any third party petroleum reserves engineer.

  - The performance of El Paso's internal audit and ethics and compliance functions.

  - El Paso's compliance with legal and regulatory requirements and its Code of Business Conduct.

  - El Paso's risk management policies and procedures.

- The appointment, compensation, retention, oversight responsibility and dismissal of El Paso's independent auditing firm or any other accounting firm engaged for the purpose of preparing or issuing an audit report or related work, or performing other audit, review or attestation services.

- The pre-approval of all auditing services and allowable non-audit services provided to El Paso by its independent auditing firm.

- The resolution of any disagreement between management and El Paso's auditor regarding financial reporting.

- The preparation of an Audit Committee Report to be included in El Paso's proxy statement, as required by the SEC. See page 34 of this proxy statement for the Audit Committee Report.

- The appointment, compensation, retention, oversight responsibility and dismissal of any third party petroleum reserves engineer engaged for the purpose of reviewing or auditing El Paso's oil and gas reserves.

- The review of procedures for the receipt, retention and treatment of complaints received by El Paso regarding any accounting, internal accounting controls or auditing matters.

- The review of El Paso's risk assessment and risk management guidelines and policies, including El Paso's significant risk exposures and steps taken by management to monitor and control these exposures.

El Paso's independent auditor reports directly to the Audit Committee. In addition, the Audit Committee provides an open avenue of communication between the internal auditors, the independent auditor and the Board. Interested parties may contact the Audit Committee members by following the process outlined in the Corporate Governance section of this proxy statement.

The Audit Committee Charter can be found on our website at *www.elpaso.com* and is attached to this proxy statement as Exhibit A.

Policy for Approval of Audit and Non-Audit Fees

During 2004, the Audit Committee approved all the types of audit and permitted non-audit services which our independent auditor, PricewaterhouseCoopers LLP, was to perform during the year and the cap on fees for each of these categories, as required under applicable law. The Audit Committee's current practice is to consider for pre-approval annually all categories of audit and permitted non-audit services proposed to be provided by our independent auditors for a fiscal year. The Audit Committee will also consider for pre-approval annually the limit of fees and the manner in which the fees are determined for each type of pre-approved audit and non-audit services proposed to be provided by our independent auditors for the fiscal year. The Audit Committee must separately pre-approve any service that is not included in the approved list of services or any proposed services exceeding pre-approved cost levels. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for services that need to be addressed between Audit Committee meetings. The Audit Committee is then informed of these pre-approval decisions, if any, at the next meeting of the Audit Committee. In selecting PricewaterhouseCoopers LLP as our independent auditor, the Audit Committee believes the provision of the audit and permitted non-audit services rendered by PricewaterhouseCoopers LLP is compatible with maintaining that firm's independence. See "Principal Accountant Fees and Services" on page 55 of this proxy statement for the aggregate fees paid to PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2004 and 2003.

Compensation Committee

The Compensation Committee held four meetings during 2004. The Compensation Committee currently consists of four non-employee directors, each of whom is "independent" as such term is defined in (a) the NYSE listing standards, (b) the non-employee director standards of Rule 16b-3 of the Securities Exchange Act of 1934 and (c) the outside director requirements of Section 162(m) of the Code. The Compensation Committee's primary functions are to:

- Review El Paso's executive compensation program to ensure that it is adequate to attract, motivate and retain competent executive personnel and is directly and materially related to the short-term and long-term objectives and operating performance of El Paso.

- Ensure that El Paso's executive equity-based plan, long-term incentive compensation plan, annual incentive compensation plan and other executive compensation plans are administered in accordance with El Paso's stated compensation objectives and make recommendations to the Board with respect to such plans, as necessary.

- Review appropriate criteria for establishing performance targets and determining annual corporate and executive performance ratings.

- Review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation.

- Review and approve goals and objectives relevant to director compensation, including annual retainer and meeting fees, and terms and awards of equity compensation and recommend changes to the full Board, if appropriate.

- Select, retain, evaluate, and, where appropriate, replace the independent executive compensation consulting firm, and approve all related fees.

- Produce a Compensation Committee Report on executive compensation to be included in El Paso's proxy statement, as required by the SEC.

The policies, mission and actions of the Compensation Committee are set forth in the Compensation Committee Report on Executive Compensation, which begins on page 27 of this proxy statement.

The Compensation Committee Charter can be found on our website at *www.elpaso.com.*

Governance & Nominating Committee

The Governance & Nominating Committee met seven times during 2004. The Governance & Nominating Committee currently consists of four non-employee directors, each of whom is "independent" as such term is defined in the NYSE listing standards. The Board has delegated to the Governance & Nominating Committee its oversight responsibilities relating to corporate governance and the establishment of criteria for Board selection. The Governance & Nominating Committee's primary responsibilities are to:

- Develop and recommend to the Board corporate governance principles.

- Identify and review the qualifications of candidates for Board membership, screen possible candidates for Board membership and communicate with members of the Board regarding Board meeting format and procedures.

- Determine desired qualifications, expertise and characteristics and, to the extent the Governance & Nominating Committee deems necessary, conduct searches for potential candidates for Board membership with such attributes. The Governance & Nominating Committee has the sole authority and responsibility to select, evaluate, retain and, where appropriate, terminate any search firm to be used to identify qualified director candidates, including the sole authority to approve such search firm's fees and other retention terms.

- Ensure that El Paso has an appropriate policy on potential conflicts of interest, including, but not limited to, the policies on (1) related-party transactions (including any dealings with directors, officers or employees), and (2) such other transactions that could have the appearance of a potential conflict of interest.

- Monitor and report to the Board whether there is any current relationship between any director and El Paso that may adversely affect the independent judgment of the director.

- Oversee the process of annual performance evaluations for the Board, each committee and directors.

- Act as a nominating committee and consider any nominations properly submitted by the stockholders to the Corporate Secretary in accordance with the Corporate Governance Guidelines, El Paso's By-laws and the process set forth in this proxy statement.

- Review and make recommendations regarding the Corporate Governance Guidelines.

- Provide recommendations regarding continuing director educational programs.

The Governance & Nominating Committee Charter can be found on our website at *www.elpaso.com.*

Nomination Process

El Paso pays a third party search firm a fee to assist in identifying, assessing qualifications and screening potential director nominees. The Governance & Nominating Committee will review any nominations from stockholders, other Board members, third party search firms, executives and other such persons.

The minimum qualifications that El Paso seeks for director nominees are set forth in its Corporate Governance Guidelines, which can be found on our website at *www.elpaso.com*. Among other matters, the Board considers education; business, governmental and civic experience; diversity; communication, interpersonal and other required skills; independence; and other matters relevant to the Board's objectives. El Paso has a comprehensive process in place to identify and evaluate candidates to be nominated for director. The Governance & Nominating Committee identifies the needs of the Board by asking each director to identify particular skills that will strengthen the Board, and that are in conformity with the goals identified in the Corporate Governance Guidelines. A third party search firm is then retained to help identify and screen specific candidates. The Governance & Nominating Committee reviews the qualifications of the candidates presented and interviews the most qualified. The Governance & Nominating Committee recommends potential nominees to the full Board, which interviews the candidates and then makes nominations for election at the Annual Meeting. Each director nominee who appears on the ballot is recommended by the Governance & Nominating Committee to the full Board.

Stockholders seeking to nominate persons for election as directors at the 2006 Annual Meeting must submit *in writing* a timely notice complying with El Paso's By-laws to Mr. David L. Siddall, Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511, telephone (713) 420-6195 and facsimile (713) 420-4099. To be timely for a stockholder seeking to bring any matter before the 2006 Annual Meeting, the stockholder's written notice must be received not less than 90 days nor more than 120 days prior to the first anniversary of the 2005 Annual Meeting. Under these criteria, stockholders must provide us with notice of nominations sought to be made at the 2006 Annual Meeting between January 26, 2006 and February 25, 2006.

If the 2006 Annual Meeting is held more than 30 days before or 60 days after May 26, 2006, for a stockholder seeking to bring any matter before the 2006 Annual Meeting, the stockholder's written notice must be received not less than 90 days nor more than 120 days before the date of the 2006 Annual Meeting or by the tenth day after we publicly announce the date of the 2006 Annual Meeting, if that would result in a later deadline.

Finance Committee

The Finance Committee met six times during 2004. The Finance Committee currently consists of four non-employee directors, each of whom is "independent" as such term is defined in the NYSE listing standards. The Finance Committee assists the Board in fulfilling its oversight responsibilities by reviewing and recommending appropriate action with respect to El Paso's capital structure, source of funds, payment of dividends, liquidity and financial position.

The Finance Committee's primary functions are to:

- Review and recommend to the Board the long-range financial plan of El Paso.

- Recommend to the Board financial policies that maintain or improve the financial strength of El Paso.

- Develop and recommend dividend policies and recommend to the Board specific dividend payments.

- Review and approve terms and conditions of financing plans, including the issuance of securities, corporate borrowings, off-balance sheet structures, investments and make recommendations to the Board of such financings.

The Finance Committee Charter can be found on our website at *www.elpaso.com*.

Health, Safety & Environmental Committee

The Health, Safety & Environmental Committee was created in July 2004 and met three times during 2004. The Health, Safety & Environmental Committee currently consists of four non-employee directors, each of whom is "independent" as such term is defined in the NYSE listing standards. The Health, Safety & Environmental Committee assists the Board in fulfilling its oversight responsibilities with respect to the Board's and El Paso's continuing commitment to improving the environment, ensuring the safety of El Paso's employees and ensuring that El Paso's businesses and facilities are operated and maintained in a safe manner. The Health, Safety & Environmental Committee's primary function is to review and provide oversight with regard to El Paso's policies, standards, accountabilities and programs relative to health, safety and environmental-related matters, including El Paso's pipeline integrity program. In this regard, the Health, Safety & Environmental Committee will advise the Board and make recommendations for the Board's consideration regarding health, safety and environmental-related issues. The Health, Safety & Environmental Committee Charter can be found on our website at *www.elpaso.com.*

2004 Compensation for Non-Employee Directors

The Compensation Committee, in consultation with an independent third-party consultant, periodically reviews non-employee director compensation and benefits and recommends changes (if appropriate) to the full Board of Directors based upon competitive market practices. All members of the Board are reimbursed for their reasonable expenses for attending Board functions. Employee directors do not receive any additional compensation for serving on the Board of Directors. Pursuant to El Paso's 1995 Compensation Plan for Non-Employee Directors and as provided under the 2005 Compensation Plan for Non-Employee Directors, which is being presented for approval at this Annual Meeting and will replace the 1995 Compensation Plan for Non-Employee Directors, if approved, non-employee directors receive an annual retainer of $80,000, $20,000 of which is required to be paid in deferred shares of El Paso common stock and the remaining $60,000 of which is paid at the election of the director in any combination of cash, deferred cash or deferred shares of common stock. To the extent a director receives deferred shares rather than cash, he is credited with deferred shares with a value representing a 25 percent premium to the cash retainer he would otherwise have received. For example, an individual director could receive $60,000 in cash and $25,000 ($20,000, plus $5,000 premium) in mandatory deferred common stock assuming he elects not to take additional deferred common stock or could receive $100,000 in deferred common stock assuming he elects to take his entire retainer in deferred common stock. Each non-employee director who chairs a Committee of the Board of Directors receives an additional retainer fee of $15,000, which may be paid in the same manner as the annual retainer (with a total up to $18,750 if he elects to take his entire retainer in deferred common stock). Each non-employee director also receives a long-term equity credit in the form of deferred shares of El Paso common stock (excluding any premium) equal to the amount of the annual retainer (currently $80,000). Directors are not entitled to receive their deferred amounts until they cease to be a director of El Paso.

Chairman of the Board

Mr. Kuehn receives the same compensation and benefits as the other non-employee directors, plus a cash payment of $33,750 per quarter to compensate him for the additional time spent on Board matters as Chairman of the Board.

Special Committee Meeting Fees — Terminated

Beginning in March 2003, if any Committee of the Board of Directors held a meeting other than in connection with a regularly scheduled Board meeting, then each non-management Committee member who attended in person (other than the Chairman of the Board and Lead Director, if one) received a meeting fee of $2,500 per day payable in cash. Effective November 18, 2004, the Board decided that special committee meeting fees would no longer be paid and terminated this policy.

Total 2004 Non-Employee Director Compensation

The following table reflects the compensation and benefits our directors received during 2004.

All Compensation Paid to Non-Employee Directors in 2004

Director	All Cash Fees			All Deferred Shares of Common Stock(2)		
	Annual Board/ Committee Chair Cash Retainer ($)	Special Committee Meeting Fees ($) (1)	Total Cash Fees ($)	Deferred Shares of Common Stock for Retainer/ Chairman Fees (#)	Deferred Shares of Common Stock for Long-Term Equity Credit (#)	Total Deferred Shares of Common Stock (#)
John M. Bissell........	$ 15,000	$2,500	$ 17,500	8,035	8,524	16,559
Juan Carlos Braniff	56,250	2,500	58,750	5,940	8,524	14,464
James L. Dunlap	30,000	0	30,000	6,660	8,524	15,184
Robert W. Goldman ...	37,500	2,500	40,000	7,659	8,524	16,183
Anthony W. Hall, Jr. ..	75,000	0	75,000	2,664	8,524	11,188
Thomas R. Hix........	15,000	0	15,000	7,161	5,729	12,890
William H. Joyce	15,000	0	15,000	7,161	5,729	12,890
Ronald L. Kuehn, Jr.(3)	150,000	0	150,000	8,035	8,524	16,559
J. Michael Talbert	60,000	0	60,000	2,664	8,524	11,188
John L. Whitmire	0	0	0	11,998	8,524	20,522
Joe B. Wyatt..........	54,375	0	54,375	5,644	8,524	14,168
Total	$508,125	$7,500	$515,625	73,621	88,174	161,795

(1) Effective November 18, 2004, the special meeting fee paid to Committee members who attend in person a committee meeting other than in connection with a regularly scheduled Board meeting was terminated. See additional information about special committee meeting fees in the description above.

(2) Deferred shares of common stock are credited quarterly and based on the fair market value of our common stock on that date. The amounts reflected in these columns do not include dividend equivalent reinvestments and gains on the deferred shares subsequent to the shares being credited to the directors' deferred accounts. Directors do not receive any of these shares until they cease to be a director of El Paso.

(3) As described above, Mr. Kuehn receives the same compensation and benefits as the other non-employee directors, plus a cash payment of $33,750 per quarter to compensate him for additional time spent as Chairman of the Board.

Director Charitable Award Plan — Terminated

The Director Charitable Award Plan was adopted in January 1992 to provide for each eligible director to designate up to four charitable organizations to receive a maximum of $1,000,000 in the aggregate upon the death of each director participant. A director was eligible to participate after two consecutive years of service on the Board of Directors. The Director Charitable Award Plan was terminated on December 4, 2003, with respect to any new participants, including current directors that have not served on the Board for at least two years as of the date the plan was terminated. Messrs. Bissell, Braniff, Hall, Kuehn and Wyatt are eligible to participate in this plan. Based on the current level of participation (including eleven former directors), the annual pre-funding amounts are estimated to be approximately $142,000 per year plus administrative costs.

PROPOSAL NO. 1 — Election of Directors

The Board. You will have the opportunity to elect our entire Board of Directors, consisting of 12 members, at the Annual Meeting. Mr. Bissell has reached the mandatory retirement age pursuant to El Paso's Corporate Governance Guidelines and is not standing for reelection. All of our other incumbent directors are standing for reelection and we have added one new nominee, Robert F. Vagt, who was recommended to the Governance & Nominating Committee by a third party search firm. All directors are elected annually, and serve a one-year term and until his successor has been duly elected and shall qualify.

Nominations. At the Annual Meeting, we will nominate the 12 persons named in this proxy statement as directors.

The 12 nominees who receive the highest number of votes at the Annual Meeting will be elected. Broker non-votes, if any, will not be counted in determining the election of directors.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED BELOW.

General Information about the Nominees for Election, as of March 28, 2005. Each of the following nominees has agreed to be named in this proxy statement and to serve as a director if elected.



Juan Carlos Braniff   **Director since 1997**
Business Consultant
Age — 47

Chairman — Audit Committee
Member — Finance Committee

Mr. Braniff has been a business consultant since January 2004. He served as Vice Chairman of Grupo Financíero BBVA Bancomer from October 1999 to January 2004, as Deputy Chief Executive Officer of Retail Banking from September 1994 to October 1999 and as Executive Vice President of Capital Investments and Mortgage Banking from December 1991 to September 1994.



James L. Dunlap   **Director since 2003**
Business Consultant
Age — 67

Member — Compensation Committee
Member — Governance & Nominating Committee

Mr. Dunlap's primary occupation has been as a business consultant since 1999. He served as Vice Chairman, President and Chief Operating Officer of Ocean Energy/United Meridian Corporation from 1996 to 1999. He was responsible for exploration and production and the development of the international exploration business. For 33 years prior to that date, Mr. Dunlap served Texaco, Inc. in various positions, including Senior Vice President, President of Texaco USA, President and Chief Executive Officer of Texaco Canada Inc. and Vice Chairman of Texaco Ltd., London. Mr. Dunlap is currently a member of the board of directors of Massachusetts Mutual Life Insurance Company, a trustee of the Nantucket Conservation Foundation, a trustee of the Culver Educational Foundation and a member of the Corporation of the Woods Hole Oceanographic Institution.



Douglas L. Foshee   **Director since 2003**
President and Chief Executive Officer,
El Paso Corporation,
Houston, Texas — Diversified Energy Company
Age — 45

Mr. Foshee has been President, Chief Executive Officer and a director of El Paso since September 2003. He became Executive Vice President and Chief Operating Officer of Halliburton Company in 2003, having joined that company in 2001 as Executive Vice President and Chief Financial Officer. In December 2003, several subsidiaries of Halliburton, including DII Industries and Kellogg Brown & Root, filed for bankruptcy protection whereby the subsidiaries jointly resolved their asbestos claims. These claims were successfully resolved in 2004. Prior to assuming his position at Halliburton, Mr. Foshee was President, Chief Executive Officer, and Chairman of the Board of Nuevo Energy Company. From 1993 to 1997, Mr. Foshee served Torch Energy Advisors Inc. in various capacities, including Chief Operating Officer and Chief Executive Officer.



Robert W. Goldman   **Director since 2003**
Business Consultant
Age — 62

Chairman — Finance Committee
Member — Audit Committee

Mr. Goldman's primary occupation has been as a business consultant since October 2002. He served as Senior Vice President, Finance and Chief Financial Officer of Conoco Inc. from 1998 to 2002 and Vice President, Finance from 1991 to 1998. For more than five years prior to that date, he held various executive positions with Conoco Inc. and E.I. Du Pont de Nemours & Co., Inc. Mr. Goldman was also formerly Vice President and Controller of Conoco Inc. and Chairman of the Accounting Committee of the American Petroleum Institute. He is currently Vice President, Finance of the World Petroleum Council, and a member of the board of directors of Tesoro Corporation and the Executive Committee of the board of The Alley Theatre.



Anthony W. Hall, Jr.   **Director since 2001**
Chief Administrative Officer,
City of Houston, Texas
Age — 60

Chairman — Governance & Nominating Committee
Member — Health, Safety & Environmental Committee

Mr. Hall has been Chief Administrative Officer of the City of Houston since January 2004. He served as the City Attorney for the City of Houston from March 1998 to January 2004. He served as a director of The Coastal Corporation from August 1999 to January 2001. Prior to March 1998, Mr. Hall was a partner in the Houston law firm of Jackson Walker, LLP. He is a director of Houston Endowment Inc. and Chairman of the Boulé Foundation.



Thomas R. Hix
Business Consultant
Age — 57

Member — Audit Committee
Member — Finance Committee

Director since 2004

Mr. Hix has been a business consultant since January 2003. He served as Senior Vice President of Finance and Chief Financial Officer of Cooper Cameron Corporation from January 1995 to January 2003. From September 1993 to April 1995, Mr. Hix served as Senior Vice President of Finance, Treasurer and Chief Financial Officer of The Western Company of North America. Mr. Hix is a member of the board of directors of The Offshore Drilling Company and Health Care Service Corporation.



William H. Joyce
Chairman of the Board and Chief Executive Officer,
Nalco Company,
Naperville, Illinois — Water Treatment,
    Process Chemicals and Service Company
Age — 69

Member — Governance & Nominating Committee
Member — Health, Safety & Environmental Committee

Director since 2004

Dr. Joyce has been Chairman of the Board and Chief Executive Officer of Nalco Company since November 2003. From May 2001 to October 2003, he served as Chief Executive Officer of Hercules Inc. In 2001, Dr. Joyce served as Vice Chairman of the Board of Dow Chemical Corporation following its merger with Union Carbide Corporation. Dr. Joyce was named Chief Executive Officer of Union Carbide Corporation in 1995 and Chairman of the Board in 1996. Prior to 1995, Dr. Joyce served in various positions with Union Carbide. Dr. Joyce is a director of CVS Corporation and Celanese Corporation.



Ronald L. Kuehn, Jr.
Chairman of the Board,
El Paso Corporation,
Houston, Texas — Diversified Energy Company
Age — 69

Director since 1999

Mr. Kuehn is currently the Chairman of the El Paso Board. Mr. Kuehn was Chairman of the Board and Chief Executive Officer from March 2003 to September 2003. From September 2002 to March 2003, Mr. Kuehn was the Lead Director of El Paso. From January 2001 to March 2003, he was a business consultant. Mr. Kuehn served as non-executive Chairman of the Board of El Paso from October 25, 1999 to December 31, 2000. Mr. Kuehn served as President and Chief Executive Officer of Sonat Inc. from June 1984 until his retirement on October 25, 1999. He was Chairman of the Board of Sonat Inc. from April 1986 until his retirement. He is a director of AmSouth Bancorporation, Praxair, Inc. and The Dun & Bradstreet Corporation.



J. Michael Talbert   **Director since 2003**
Chairman of the Board,
Transocean Inc.
Houston, Texas — Offshore Drilling Company
Age — 58

Member — Compensation Committee
Member — Health, Safety & Environmental Committee

Mr. Talbert has been Chairman of the Board of Transocean Inc. since October 2002. He served as Chief Executive Officer of Transocean Inc. and its predecessor companies from 1994 until October 2002, and has been a member of its board of directors since 1994. He served as President and Chief Executive Officer of Lone Star Gas Company from 1990 to 1994. He served as President of Texas Oil & Gas Company from 1987 to 1990, and served in various positions at Shell Oil Company from 1970 to 1982. Mr. Talbert is a director of The Offshore Drilling Company. Mr. Talbert is a past Chairman of the National Ocean Industries Association and a member of the University of Akron's College of Engineering Advancement Council.



Robert F. Vagt   **Nominee**
President,
Davidson College
Davidson, North Carolina — Higher Education
Age — 58

Mr. Vagt has been President of Davidson College since 1997. He served as President and Chief Operating Officer of Seagull Energy Corporation from 1996 to 1997. From 1992 to 1996, Mr. Vagt served as President, Chairman and Chief Executive Officer of Global Natural Resources. He served as President and Chief Operating Officer of Adobe Resources Corporation from 1989 to 1992. Prior to 1989, Mr. Vagt served in various positions with Adobe Resources Corporation and its predecessor entities. He is a member of the board of directors of Cornell Companies, Inc.



John L. Whitmire   **Director since 2003**
Chairman of the Board,
CONSOL Energy, Inc.,
Pittsburgh, Pennsylvania — Multifuel Energy Provider
   and Energy Service Provider
Age — 64

Chairman — Health, Safety & Environmental Committee
Member — Audit Committee

Mr. Whitmire has been Chairman of CONSOL Energy, Inc. since 1999. He served as Chairman and Chief Executive Officer of Union Texas Petroleum Holdings, Inc. from 1996 to 1998, and spent over 30 years serving Phillips Petroleum Company in various positions including Executive Vice President of Worldwide Exploration and Production from 1992 to 1996 and Vice President of North American Exploration and Production from 1988 to 1992. He also served as a member of the Phillips Petroleum Company Board of Directors from 1994 to 1996. He is a member of the board of directors of GlobalSantaFe Inc.



Joe B. Wyatt
Chancellor Emeritus,
Vanderbilt University,
Nashville, Tennessee — Higher Education
Age — 69

Chairman — Compensation Committee
Member — Governance & Nominating Committee

Director since 1999

Mr. Wyatt has been Chancellor Emeritus of Vanderbilt University since August 2000. For eighteen years prior to that date, he served as Chancellor, Chief Executive Officer and Trustee of Vanderbilt University. Prior to joining Vanderbilt University, Mr. Wyatt was a member of the faculty and Vice President of Harvard University. From 1984 until October 1999, Mr. Wyatt was a director of Sonat Inc. He is a director of Ingram Micro, Inc. and Hercules, Inc. He is a principal of the Washington Advisory Group and Chairman of the Universities Research Association.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 15, 2005 (unless otherwise noted) regarding beneficial ownership of common stock by each director and nominee, our Chief Executive Officer, the other four most highly compensated executive officers in the last fiscal year, our directors and executive officers as a group and each person or entity known by El Paso to own beneficially more than five percent of its outstanding shares of common stock. No family relationship exists between any of the directors or executive officers of El Paso.

Title of Class	Name of Beneficial Owner	Beneficial Ownership (Excluding Options) (1)	Stock Options(2)	Total	Percent of Class
Common Stock	Pacific Financial Research Inc.(3) 9601 Wilshire Boulevard, Suite 800 Beverly Hills, CA 90210	78,130,889	0	78,130,889	12.16%
Common Stock	Brandes Investment Partners, L.L.C.(3) 11988 El Camino Real Suite 500 San Diego, CA 92130	71,441,912	0	71,441,912	11.12%
Common Stock	State Street Bank and Trust Company(3) P.O. Box 1389 Boston, MA 02104-1389	32,321,279	0	32,321,279	5.03%
Common Stock	J.M. Bissell	71,605	12,000	83,605	*
Common Stock	J.C. Braniff	72,080(4)	21,000	93,080	*
Common Stock	J.L. Dunlap	33,508(5)	8,000	41,508	*
Common Stock	R.W. Goldman	37,245	8,000	45,245	*
Common Stock	A.W. Hall, Jr.	47,990	12,000	59,990	*
Common Stock	T.R. Hix	12,923	0	12,923	*
Common Stock	W.H. Joyce	13,923	0	13,923	*
Common Stock	R.L. Kuehn, Jr.	320,923(6)	502,300	823,223	*
Common Stock	J.M. Talbert	26,522	8,000	34,522	*
Common Stock	R.F. Vagt	3,000	0	3,000	*
Common Stock	J.L. Whitmire	42,747	8,000	50,747	*
Common Stock	J.B. Wyatt	59,934	14,000	73,934	*
Common Stock	D.L. Foshee	401,909	293,750	695,659	*
Common Stock	J.W. Somerhalder II	365,652	444,250	809,902	*

Title of Class	Name of Beneficial Owner	Beneficial Ownership (Excluding Options) (1)	Stock Options (2)	Total	Percent of Class
Common Stock	L.A. Stewart	144,088(7)	73,750	217,838	*
Common Stock	D.D. Scott	141,136	195,994	337,130	*
Common Stock	R.W. Baker	132,301	218,709	351,010	*
Common Stock	Directors, nominee and executive officers as a group (17 persons total), including those individuals listed above	1,927,486	1,819,753	3,744,239	.59%

* Less than one percent

(1) The individuals named in the table have sole voting and investment power with respect to shares of El Paso common stock beneficially owned, except that Mr. Talbert shares with one or more other individuals voting and investment power with respect to 5,000 shares of common stock. This column also includes shares of common stock held in the El Paso Benefits Protection Trust (as of March 15, 2005) as a result of deferral elections made in accordance with El Paso's benefit plans. These individuals share voting power with the trustee under that plan and receive dividend equivalents on such shares, but do not have the power to dispose of, or direct the disposition of, such shares until such shares are distributed. In addition, some shares of common stock reflected in this column for certain individuals are subject to restrictions.

(2) The directors and executive officers have the right to acquire the shares of common stock reflected in this column within 60 days of March 15, 2005, through the exercise of stock options.

(3) According to a Schedule 13G filed on February 11, 2005, as of December 31, 2004, Pacific Financial Research Inc. had sole voting power over 73,376,789 shares of common stock, no voting power over 4,754,100 shares of common stock and sole dispositive power of 78,130,889 shares of common stock. According to a Schedule 13G filed on February 14, 2005, as of December 31, 2004, Brandes Investment Partners, L.L.C. had shared voting power of 55,594,630 shares of common stock and shared dispositive power over 71,441,912 shares of common stock. According to a Schedule 13G/A filed on February 18, 2005, as of December 31, 2004, State Street Bank and Trust Company had sole voting power over 17,728,241 shares of common stock, shared voting power over 14,593,038 shares of common stock and shared dispositive power of 32,321,279 shares of common stock.

(4) Mr. Braniff's beneficial ownership excludes 3,500 shares owned by his wife. Mr. Braniff disclaims any beneficial ownership in those shares.

(5) Mr. Dunlap's beneficial ownership excludes 900 shares held by his wife as trustee. Mr. Dunlap disclaims any beneficial ownership in those shares.

(6) Mr. Kuehn's beneficial ownership excludes 28,720 shares owned by his wife or children. Mr. Kuehn disclaims any beneficial ownership in those shares.

(7) Ms. Stewart's beneficial ownership includes 216 shares held by her husband.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

This table and narrative text discusses the compensation paid in 2004, 2003 and 2002 to our Chief Executive Officer and our four other most highly compensated executive officers. The compensation reflected for each individual was for their services provided in all capacities to El Paso and its subsidiaries. This table also identifies the principal capacity in which each of the executives named in this proxy statement served El Paso at the end of 2004.

Summary Compensation Table

| | | | | | | Long-Term Compensation | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Other Annual Compensation ($) (2)	Restricted Stock Awards ($) (3)	Securities Underlying Options (#)	Long-Term Incentive Plan Payouts ($) (4)	All Other Compensation ($) (5)
Douglas L. Foshee(6)	2004	$630,000	$1,250,000	—	$1,320,000	375,000	$180,500	$ 51,750
President and Chief	2003	$297,115	$ 600,000	—	$ —	1,000,000	$ —	$1,758,913
Executive Officer								
John W. Somerhalder II(7)	2004	$642,000	$ 684,735	—	$ 492,800	140,000	$ —	$ 46,500
Executive Vice President	2003	$617,500	$ 750,000	—	$ —	—	$215,850	$ 14,250
	2002	$600,000	$ —	—	$ —	—	$ —	$ 81,926
Lisa A. Stewart(8)	2004	$458,337	$ 441,604	—	$1,077,600	295,000	$ —	$ 316,250
Executive Vice President								
D. Dwight Scott...............	2004	$453,929	$ 498,644	—	$ 739,200	210,000	$261,300	$ 42,825
Executive Vice President	2003	$517,504	$ 750,000	—	$ —	—	$ —	$ 511,775
and Chief Financial Officer	2002	$387,504	$ —	—	$ —	—	$ —	$ 71,108
Robert W. Baker	2004	$404,004	$ 295,203	—	$ 492,800	140,000	$ 97,350	$ 25,658
Executive Vice President	2003	$360,837	$ 350,000	—	$ —	—	$ —	$ 10,500
and General Counsel	2002	$250,008	$ 50,000	$36,000	$ —	—	$ —	$ 21,857

(1) The amount in this column for 2004 for Messrs. Foshee and Scott reflects a voluntary reduction in annual base salary. For a one-year period beginning on January 1, 2004, Mr. Foshee voluntarily reduced his annual base salary by 30 percent to $630,000. Beginning on June 16, 2004, and for the remainder of 2004, Mr. Scott voluntarily reduced his annual base salary by 30 percent to $379,404. In addition, the amount reflected in this column for 2004, 2003 and 2002 for Messrs. Somerhalder and Baker includes an amount for El Paso mandated reductions to fund certain charitable organizations.

(2) There were no amounts paid for other annual compensation in 2004. The amount reflected for Mr. Baker in 2002 is a $36,000 perquisite and benefit allowance. During 2003, El Paso eliminated perquisite and benefit allowances for its officers and, except as noted, the total value of the perquisites and other personal benefits received by the other executives named in this proxy statement in 2003 and 2002 are not included in this column since they were below the SEC's reporting threshold.

(3) In 2004, Ms. Stewart received a grant of 80,000 shares of restricted stock on the start date of her employment and the total value reflected in this column for Ms. Stewart includes the value of those shares on the date of grant. The remainder of the shares of restricted stock granted to the executives named in this proxy statement during 2004 are annual grants pursuant to El Paso's long-term incentive

compensation plan. The total number of shares and value of restricted stock granted (including the amount reflected in this column) held on December 31, 2004, is as follows:

Restricted Stock as of December 31, 2004

Name	Total Number of Restricted Stock (#)	Value of Restricted Stock ($)
Douglas L. Foshee.......................................	267,500	$2,782,000
John W. Somerhalder II.................................	158,004	$1,643,242
Lisa A. Stewart	150,000	$1,560,000
D. Dwight Scott..	113,444	$1,179,818
Robert W. Baker	102,511	$1,066,114

These shares are subject to a time-vesting schedule of three to five years from the date of grant. In addition, most of these shares were granted as a result of the achievement of certain performance measures. Any dividends awarded on the restricted stock are paid directly to the holder of the El Paso common stock. These total values can be realized only if the executives named in this proxy statement remain employees of El Paso for the required vesting period.

(4) For 2004 and 2003, the amounts reflected in this column are the value of shares of performance-based restricted stock on the date they vested. These shares of performance-based restricted stock were originally reported, if required, in a long-term incentive table in El Paso's proxy statement for the year in which the shares of restricted stock were granted, along with the necessary performance measures for their vesting. No long-term incentive payouts were made in 2002. On the start date of his employment, Mr. Foshee was granted 200,000 shares of performance-based restricted stock. Based on El Paso's performance relative to its peer companies during the first year of Mr. Foshee's employment, 100,000 of the 200,000 shares vested and the remaining 100,000 shares were forfeited. The 100,000 shares that vested based on performance also time vest pro-rata over a five-year period. The first 20,000 shares of restricted stock vested based on time on October 11, 2004, and the value of the shares on the date they vested is reflected in this column for Mr. Foshee for 2004. On February 1, 2001, Mr. Scott was granted 50,000 shares of performance-based restricted stock. These shares time vested over a four-year period. Based on performance, 30,000 of the 50,000 shares vested on October 18, 2004, and the value of the 30,000 shares on the date they vested is reflected in this column for Mr. Scott for 2004. The remaining 20,000 shares were forfeited.

(5) The compensation reflected in this column for 2004 includes El Paso's contributions to the El Paso Retirement Savings Plan and supplemental company match for the Retirement Savings Plan under the Supplemental Benefits Plan and any other special payments, as follows:

**El Paso's contributions to the Retirement Savings Plan
and Supplemental Company Match under the
Supplemental Benefits Plan and Other Special Payments
for Fiscal Year 2004**

Name	Retirement Savings Plan ($)	Supplemental Benefits Plan ($)	Other Special Payments ($) (a)
Douglas L. Foshee	$6,150	$45,600	$ 0
John W. Somerhalder II	$6,150	$40,350	$ 0
Lisa A. Stewart	$4,900	$11,350	$300,000 (b)
D. Dwight Scott	$6,150	$36,675	$ 0
Robert W. Baker	$6,150	$19,508	$ 0

(a) El Paso does not have a deferred compensation plan for executives and, therefore, does not pay any interest on deferred amounts.

(b) The amount in this column reflects the value of Ms. Stewart's sign-on bonus which was paid to her when she joined El Paso on February 2, 2004.

(6) Mr. Foshee began his employment with El Paso on September 1, 2003.

(7) Mr. Somerhalder will be leaving El Paso effective April 30, 2005.

(8) Ms. Stewart began her employment with El Paso on February 2, 2004.

Stock Option Grants

This table sets forth the number of stock options granted at fair market value to the executives named in this proxy statement during the fiscal year 2004. In satisfaction of applicable SEC regulations, the table further sets forth the potential realizable value of such stock options in the year 2014 (the expiration date of the stock options) at an assumed annualized rate of stock price appreciation of five percent and ten percent over the full ten-year term of the stock options. As the table indicates for the grant made on March 8, 2004, annualized stock price appreciation of five percent and ten percent would result in stock prices in the year 2014 of approximately $11.99 and $19.09, respectively. Further as the table indicates for the grant made on April 1, 2004, annualized stock price appreciation of five percent and ten percent would result in stock prices in the year 2014 of approximately $11.55 and $18.39, respectively. The amounts shown in the table as potential realizable values for all stockholders' stock (approximately $3.0 billion and $7.6 billion for the March grant and approximately $2.9 billion and $7.3 billion for the April grant) represent the corresponding increases in the market value of 644,932,420 shares of the common stock outstanding as of December 31, 2004. No gain to the executive named in this proxy statement is possible without an increase in stock price, which would benefit all stockholders. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurances that the potential realizable values shown in this table will be achieved.

Option Grants in 2004

| | Individual Grants(1) | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
| | Number of Securities Underlying Options Granted (#) | Percent of Total Options Granted to all Employees in 2004 | Exercise Price ($/Share) | Expiration Date | If Stock Price at $11.98866 and $11.54886 in 2014 5% ($) | If Stock Price at $19.08994 and $18.38963 in 2014 10% ($) |
Name						
Potential Increase in Value of All Common Stock Outstanding on December 31, 2004						
March 8, 2004 Grant	N/A	N/A	N/A	N/A	$2,985,175,767	$7,565,021,497
April 1, 2004 Grant	N/A	N/A	N/A	N/A	$2,875,665,243	$7,287,500,328
Douglas L. Foshee	375,000	7.76%	$7.09000	4/1/2014	$ 1,672,076	$ 4,237,363
John W. Somerhalder II	140,000	2.90%	$7.09000	4/1/2014	$ 624,241	$ 1,581,949
Lisa A. Stewart.................	155,000	3.21%	$7.36000	3/8/2014	$ 717,443	$ 1,818,141
	140,000	2.90%	$7.09000	4/1/2014	$ 624,241	$ 1,581,949
D. Dwight Scott	210,000	4.35%	$7.09000	4/1/2014	$ 936,361	$ 2,372,923
Robert W. Baker................	140,000	2.90%	$7.09000	4/1/2014	$ 624,241	$ 1,581,949

(1) There were no stock appreciation rights granted in 2004. Any unvested stock options become fully exercisable in the event of a "change in control" of El Paso. See page 41 of this proxy statement for a description of El Paso's 2001 Omnibus Incentive Compensation Plan and the definition of the term "change in control." Under the terms of El Paso's 2001 Omnibus Incentive Compensation Plan, the Compensation Committee may, in its sole discretion and at any time, change the vesting of the stock options. Certain non-qualified stock options may be transferred to immediate family members, directly or

indirectly or by means of a trust, corporate entity or partnership. Further, stock options are subject to forfeiture and/or time limitations on exercise in the event of termination of employment.

Option Exercises and Year-End Value Table

This table sets forth information concerning stock option exercises and the fiscal year-end values of the unexercised stock options, provided on an aggregate basis, for each of the executives named in this proxy statement.

Aggregated Option Exercises in 2004 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)(1)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas L. Foshee............	0	$ 0	200,000	1,175,000	$607,000	$3,661,750
John W. Somerhalder II	0	$ 0	439,250	140,000	$ 0	$ 460,600
Lisa A. Stewart	0	$ 0	0	295,000	$ 0	$ 928,700
D. Dwight Scott	0	$ 0	143,494	210,000	$ 8,280	$ 690,900
Robert W. Baker	11,333	$80,238	183,709	140,000	$ 0	$ 460,600

(1) The amounts in these columns represent the number of shares and the value realized upon conversion of stock options into shares of stock that occurred during 2004 based upon the achievement of certain performance targets established when they were originally granted in 1999.

(2) The figures presented in these columns have been calculated based upon the difference between $10.38, the fair market value of the common stock on December 31, 2004, for each in-the-money stock option, and its exercise price. No cash is realized until the shares received upon exercise of an option are sold. No executives named in this proxy statement had stock appreciation rights that were outstanding on December 31, 2004.

PENSION PLAN

Effective January 1, 1997, El Paso amended its Pension Plan to provide pension benefits under a cash balance plan formula that defines participant benefits in terms of a hypothetical account balance. Prior to adopting a cash balance plan, El Paso provided pension benefits under a plan (the "Prior Plan") that defined monthly benefits based on final average earnings and years of service. Under the cash balance plan, an initial account balance was established for each El Paso employee who was a participant in the Prior Plan on December 31, 1996. The initial account balance was equal to the present value of Prior Plan benefits as of December 31, 1996.

At the end of each calendar quarter, participant account balances are increased by an interest credit based on 5-Year Treasury bond yields, subject to a minimum interest credit of four percent per year, plus a pay credit equal to a percentage of salary and bonus. The pay credit percentage is based on the sum of age plus service at the end of the prior calendar year according to the following schedule:

Age Plus Service	Pay Credit Percentage
Less than 35	4%
35 to 49	5%
50 to 64	6%
65 and over	7%

Under El Paso's Pension Plan and applicable Internal Revenue Code provisions, compensation in excess of $205,000 cannot be taken into account and the maximum payable benefit in 2004 was $165,000. Any excess benefits otherwise accruing under El Paso's Pension Plan are payable under El Paso's Supplemental Benefits Plan. Participants will receive benefits from the Supplemental Benefits Plan in the form of a lump sum payment unless a valid irrevocable election was made to receive payment in a form other than lump sum prior to June 1, 2004.

Participants with an initial account balance on January 1, 1997 are provided minimum benefits equal to the Prior Plan benefit accrued as of the end of 2001. Upon retirement, certain participants (which includes Mr. Somerhalder) are provided pension benefits that equal the greater of the cash balance formula benefit or the Prior Plan benefit. For Mr. Somerhalder, the Prior Plan benefit reflects accruals through the end of 2001 and is computed as follows: for each year of credited service up to a total of 30 years, 1.1 percent of the first $26,800, plus 1.6 percent of the excess over $26,800, of the participant's average annual earnings during his five years of highest earnings.

Credited service as of December 31, 2001, for Mr. Somerhalder is reflected in the table below. Amounts reported under Salary and Bonus for each executive named in this proxy statement approximate earnings as defined under the Pension Plan.

Estimated annual benefits payable from the Pension Plan and Supplemental Benefits Plan upon retirement at the normal retirement age (age 65) for each executive named in this proxy statement is reflected below (based on assumptions that each executive receives base salary shown in the Summary Compensation Table with no pay increases, receives target annual bonuses beginning with bonuses earned for fiscal year 2005, and cash balances are credited with interest at a rate of four percent per annum):

Named Executive	Credited Service(1)	Pay Credit Percentage During 2004	Estimated Annual Benefits ($)(2)
Douglas L. Foshee	N/A	5%	$330,053
John W. Somerhalder II	24	7%	$402,152
Lisa A. Stewart.......................	N/A	5%	$140,639
D. Dwight Scott	N/A	5%	$261,592
Robert W. Baker	N/A	7%	$142,601

(1) For Mr. Somerhalder, credited service shown is as of December 31, 2001.

(2) The Prior Plan minimum benefit for Mr. Somerhalder is greater than his projected cash balance benefit at age 65.

PERFORMANCE GRAPH

El Paso has made previous filings and may make future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporate future filings, including this proxy statement, in whole or in part. The following graphs, the Audit Committee Report and the Compensation Committee Report on Executive Compensation do not constitute soliciting materials and are not considered filed or incorporated by reference into any other El Paso filing or filing of its subsidiaries or affiliates under the Securities Act of 1933 or the Securities Exchange Act of 1934, unless we state otherwise.

This graph reflects the changes in the value of $100 invested since December 31, 1999 as invested in El Paso's common stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Oil & Gas Refining, Marketing & Transportation Index, the Standard & Poor's Multi-Utilities & Unregulated Power Index and El Paso's Peer Group. In the 2004 proxy statement, we provided this comparison through December 31, 2003 against the Standard & Poor's Multi-Utilities & Unregulated Power Index, which then included El Paso. El Paso is no longer included in that index. Accordingly, El Paso is providing this comparison against the Standard & Poor's Oil & Gas, Refining, Marketing & Transportation Index, which now includes El Paso. For your information, we have also provided this comparison against the Standard & Poor's Multi-Utilities & Unregulated Power Index and El Paso's Peer Group, which includes the companies described on page 29 of this proxy statement and El Paso.

COMPARISON OF ANNUAL CUMULATIVE TOTAL VALUES FROM 1999-2004 FOR EL PASO, THE S&P 500 STOCK INDEX, THE S&P OIL & GAS REFINING, MARKETING & TRANSPORTATION INDEX, THE S&P MULTI-UTILITIES & UNREGULATED POWER INDEX AND THE PEER GROUP



	12/99	12/00	12/01	12/02	12/03	12/04
El Paso Corp	$100	$187.52	$118.72	$ 19.92	$ 23.96	$ 31.00
S&P 500 Index	$100	$ 90.90	$ 80.09	$ 62.39	$ 80.29	$ 89.03
S&P 500 Oil & Gas Refining, Marketing & Transportation Index	$100	$129.76	$175.83	$135.37	$215.21	$353.43
S&P 500 Multi-Utilities & Unregulated Power Index	$100	$172.67	$ 38.29	$ 12.09	$ 16.95	$ 20.21
Peer Group	$100	$162.55	$137.41	$ 84.17	$111.52	$153.12

The annual values of each investment are based on the share price appreciation and assume cash dividend reinvestment. The calculations exclude any applicable brokerage commissions and taxes. Cumulative total stockholder return from each investment can be calculated from the annual values given above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Employment Contracts, Termination of Employment, Change in Control Arrangements, and Director and Officer Indemnification Agreements" starting on page 37 of this proxy statement.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee currently consists of the following independent directors: Messrs. Bissell, Dunlap, Talbert and Wyatt. Mr. Whitmire served as a member of the Compensation Committee until December 2004. The Compensation Committee oversees El Paso's executive compensation programs, and the Committee's primary objectives are to:

- review El Paso's executive compensation programs to ensure that all components of the programs reward performance in a manner that attracts and retains competent executive personnel;

- pay-for-performance so that the interests of El Paso's management are closely aligned with both the short-term and long-term interests of El Paso's stockholders; and

- ensure El Paso's management is committed to stock ownership to further link the interests of El Paso's management with the interests of El Paso's stockholders.

The Compensation Committee's charter reflects the Committee's various responsibilities, and the Committee periodically reviews the charter and makes any necessary revisions to the charter. The Compensation Committee engages an independent executive compensation consulting firm to assist the Committee in its review of El Paso's executive compensation programs to ensure they are competitive and consistent with the Committee's stated philosophy. The executive compensation consultant is retained by and is directly accountable to the Committee.

Compensation Committee Interlocks and Insider Participation. The Compensation Committee has neither interlocks nor insider participation.

General Compensation Philosophy

In our last report to stockholders, we discussed in detail the significant changes we made to El Paso's executive compensation programs based on an independent analysis performed by our executive compensation consultant. Most of these changes became effective in early 2004 and apply prospectively, and are described in this report.

Our general compensation philosophy is to ensure our executives' compensation is competitive, performance-based and aligns our executive's interests with those of our stockholders. Specifically, our goal is to design a comprehensive (yet easy to understand) executive compensation program that (1) pays-for-performance so that a large part of the potential total compensation our executives receive is dependent on each individual executive's performance as well as the performance of El Paso (and, if appropriate, the performance of El Paso's business units); (2) is targeted at the 50th percentile of the relevant peer group of companies; and (3) aligns the executives' interests with both the short-term and long-term interests of our stockholders. We accomplish this goal in the way we structure the components of our executive compensation program.

Components of Compensation

Our executives' total compensation includes three components: base salary, an annual cash incentive bonus, and long-term incentive awards in the form of restricted common stock and stock options. Each component of our executive compensation program is, to a significant extent, dependent upon both individual executive performance and El Paso's performance (and, if appropriate, the performance of El Paso's business units). El Paso's performance goals include its attainment of certain financial and non-financial goals that are established at the beginning of each year, and its creation of investor value. We are committed to stock ownership and believe equity compensation remains a strong long-term incentive for rewarding individual performance as well as closely aligning management's interests with the interests of our stockholders.

We believe each component of our executives' compensation has a specific purpose, as discussed in detail below.

Base Salary. Base salaries are paid for ongoing performance throughout the year. We review base salaries annually to ensure they are competitive and commensurate with each executive's job responsibilities and the executive's performance. The base salary of our executive officers is targeted at the 50th percentile of the base salaries of El Paso's peer group of companies. We also take into consideration relevant industry compensation data and analysis when making this determination.

Annual Cash Incentive Bonuses. We pay annual cash incentive bonuses after the end of a calendar year once we have determined each individual executive's performance and El Paso's performance (and, if applicable, the performance of El Paso's business units) relative to the performance goals that we establish at the beginning of each year. We establish the annual cash incentive bonus opportunity for each executive officer at the beginning of the year at a target level. The target level is reviewed annually to ensure that the target opportunities are competitive and commensurate with each executive's job responsibilities. An executive's annual cash incentive bonus may be lower (including no bonus being paid) than target level when target levels of performance are not achieved. There is also upside potential for an executive's annual cash incentive bonus to exceed the target level in the event of exceptional performance by El Paso, the business unit and/or the individual executive. Annual cash incentive bonuses of our executive officers are targeted at the 50th percentile of the cash bonuses of El Paso's peer group of companies if the individual executive's and El Paso's performances are at target levels. We also take into consideration relevant industry compensation data and analysis when making this determination.

Long-Term Incentive Awards. Long-term incentive awards are in the form of restricted common stock and stock options. Restricted stock and stock options tie directly to the performance of El Paso's common stock and provide the executive an incentive to build stockholder value. Restricted stock and stock options also provide an effective means of executive retention because the awards are focused long-term and vest over a period of years. The value of long-term incentive awards are paid approximately 50 percent in restricted stock and 50 percent in stock options. Restricted stock awards generally vest over a three-year period in equal annual installments and stock options over a four-year period in equal annual installments. An executive officer will forfeit the award if he or she voluntarily leaves El Paso prior to vesting. The value of long-term incentive awards for executive officers is targeted at approximately the 50th percentile of the long-term incentive awards of El Paso's peer group of companies if the individual executive's and El Paso's performances are at target levels. We also take into consideration relevant industry compensation data and analysis when making this determination. The amount of equity that is available for annual grants, or the equity pool, is tied to El Paso's strategic business plan as well as El Paso's relative total shareholder return compared to its peer group of companies. The Committee determined that in light of the fact that in 2004 this was a new approach to determining the available equity pool, it would assume target level of performance had been achieved in making the 2004 equity grants attributable to 2003 performance. However, for restricted stock and stock option grants made in 2005 for 2004 performance, the Committee will determine the available equity pool based upon El Paso's 2004 performance, as follows: 50 percent of the total value of the equity pool will be based on El Paso's performance against its 2004 goals and 50 percent on El Paso's relative total shareholder return compared to its peer group of companies (described below).

Employment Arrangements

While Mr. Foshee has a letter agreement with El Paso in connection with his employment in September 2003, his compensation and benefits are determined under El Paso's plans in effect from time to time and in accordance with the policies described above. We think that our stockholders should know that both

Messrs. Foshee and Scott voluntarily reduced their annual base salaries in 2004 in an effort to reduce costs and we commend them for this action. Mr. Foshee voluntarily reduced his annual base salary by 30 percent to $630,000 for a one year period beginning on January 1, 2004. Beginning on June 16, 2004, and for the remainder of 2004, Mr. Scott voluntarily reduced his annual base salary by 30 percent to $379,404. These reductions do not affect their annual target bonus opportunities or any other of their benefits.

Ms. Stewart was hired as the President of El Paso's Production and Non-regulated Operations in February 2004. Ms. Stewart was offered a sign-bonus of $300,000, a starting base salary of $500,000, a target annual cash incentive bonus of 80 percent (not pro-rated for 2004) of her base salary and participation in the El Paso plans that are available to other executive officers as described beginning on page 37 of this proxy statement. In addition, Ms. Stewart was granted 80,000 shares of restricted stock and 155,000 stock options when she began her employment with El Paso. The shares of restricted stock vest over a three-year period in equal annual installments and the options vest over a four-year period in equal annual installments. Ms. Stewart's compensation and benefits are determined under El Paso's plans in effect from time to time and in accordance with the policies described above.

No other executive named in this proxy statement has an employment arrangement, and their compensation and benefits are determined under El Paso's plans in effect from time to time and in accordance with the policies described above, and those plans as described beginning on page 37 of this proxy statement.

Stock Ownership Requirements

To continue to emphasize stock ownership by our management and to further link their interests with the interests of our stockholders, the Board approved stockholder guidelines for El Paso's executive officers in 2003. The guidelines require that the CEO own shares of El Paso common stock with a value of at least three times his or her annual base salary. The other executive officers are required to own El Paso common stock with a value of at least two times their base salary. For additional information regarding our stock ownership requirements, see page 7 of this proxy statement or our Corporate Governance Guidelines.

Perquisites and Personal Benefits

We seek to maintain equal standards of treatment between our executive officers and other El Paso employees. We no longer provide personal perquisite and benefit allowances to officers. In addition, there have not been loans of any kind made to executive officers since federal law prohibited this practice in 2002.

Total Compensation

In order to determine appropriate levels of total compensation for our executive officers, we periodically conduct a thorough competitive evaluation with the help of our executive compensation consultant. We consider relevant industry and market changes when evaluating El Paso's performance as well as each individual executive's performance. We review and interpret executive compensation benchmark data that compares El Paso with a peer group of companies. The data is derived from several sources, including widely recognized executive compensation surveys and proxy statement data. The peer group includes some of the companies included in the S&P Oil & Gas, Refining, Marketing & Transportation Index, which is reflected in the Performance Graph found on page 26 of this proxy statement. However, this Index consists of only six companies and is not, in our opinion, a representative group of companies to which we should compare ourselves. Accordingly, we have added several companies in general industry with revenues comparable to El Paso's that our executive compensation consultant and we believe represent El Paso's appropriate comparators for executive pay purposes. In 2004, El Paso's peer group included the following companies: Apache, Anadarko Petroleum, Burlington Resources, CenterPoint Energy, Devon Energy, Dominion Resources, Duke Energy, Equitable Resources Inc., Kinder Morgan, PG&E, Questar Corp, Reliant Resources, Sempra Energy, TXU and Williams Companies. We strive to pay market competitive compensation at all levels of employees and officers throughout El Paso. We review compensation trend information to ensure that changes in compensation are justified given the market conditions at the time. In addition to considering the external market, we monitor the relationship between the compensation of our senior executives and the compensation of our non-managerial employees. We avoid any unjustified widening of that compensation differential.

The Compensation Committee is aware that establishing executive compensation levels solely on the basis of the 50th percentile of a peer group, without additional analysis, may lead to the unjustifiable escalation of executive compensation. Accordingly, we also take into account additional factors when establishing executive compensation levels. Some of these factors include the executive's level of experience, the executive's tenure and responsibilities within El Paso, the position within El Paso and the appropriate competitive pressures for that position within the industry. In addition, we ask our independent executive compensation consulting firm to provide to us an objective opinion regarding our levels of executive compensation relative to their responsibilities and we base our decisions on this combined information.

We have established an executive compensation program with a strong performance-based orientation and our primary mission is to ensure that each executive officer's compensation is directly related both to individual performance and the performance of El Paso. With respect to cash compensation, the base salary of executive officers is targeted at or near the 50th percentile of the peer group's base salaries. The total direct cash compensation an executive can achieve (the executive's base salary plus annual cash incentive bonus) is also targeted at approximately the 50th percentile of the peer group, and is lower than the 50th percentile if target level performance is not achieved or higher in the case of performance above the target levels. The value of long-term incentive awards for executive officers, including the CEO, is also targeted at approximately the 50th percentile of the peer group if the individual executive's and El Paso's performances are at target levels. Long-term incentive awards are also lower when target levels of performance are not achieved or higher in the case of exceptional performance above the target levels.

Tax Considerations

Section 162(m) of the Internal Revenue Code affects El Paso's federal income tax deduction for compensation paid to El Paso's CEO and four other highest paid executive officers. To the extent compensation is "performance-based" within the meaning of Section 162(m), the Section's limitations will not apply. El Paso's executive compensation plans, including the new equity plan being submitted for stockholder approval, are structured to qualify as performance-based compensation under Section 162(m). Specifically, annual cash incentive awards, stock options and performance-based restricted stock are designed to meet the requirements of Section 162(m). While we strive to make awards under El Paso plans that are intended to qualify as performance-based compensation under Section 162(m), it is possible under certain circumstances that some portion of the compensation paid to El Paso's CEO and other executive officers will not meet the standards of deductibility under Section 162(m). We reserve the right to award compensation which does not qualify as performance-based under Section 162(m) if we determine that such awards are necessary to provide a competitive compensation package to attract and retain qualified executive talent.

Significant Executive Compensation Actions Taken During 2004 and 2005

During 2004, we also reviewed the total financial benefits that our CEO and other executive officers potentially could receive pursuant to El Paso's employee benefit, severance protection, and equity compensation plans upon the following termination events: involuntary termination without cause, voluntary termination, termination with cause, retirement and termination (except where termination is by reason of death, disability, with "cause" or initiated by the executive other than for "good reason") following a change in control of El Paso. The total remuneration included all aspects of each executive officer's compensation benefits under El Paso's plans, including the future value of outstanding stock options and restricted stock under varying stock price growth assumptions and, as applicable, the impact of accelerated vesting. In addition, our executive compensation consultant discussed with us El Paso's change in control provisions compared to that of our peer group and determined that our programs are market competitive.

The following table reflects the potential benefits the executive officers named in this proxy statement could receive pursuant to El Paso's employee benefit, severance protection and equity compensation plans assuming the following termination events occurred on December 31, 2004:

Total Potential Benefits Pursuant to El Paso's
Employee Benefit, Severance Protection and Equity Compensation Plans
Assuming Termination Event Occurs on December 31, 2004(1)

Name	Involuntary Termination without Cause ($) (2) (3)	Voluntary Termination ($) (3) (4)	Retirement ($) (3) (4)	Termination with Cause ($) (5)	Change in Control of El Paso ($) (3) (6)
Douglas L. Foshee(7)(8)	$ 5,134,640	$ 531,000	$ 0	$ 0	$13,086,196
John W. Somerhalder II	$ 5,203,096	$1,632,567	$1,819,359	$1,819,359	$ 9,860,406
Lisa A. Stewart(7)(8)	$ 2,194,754	$ 0	$ 0	$ 0	$ 4,022,859
D. Dwight Scott(7)	$ 2,595,016	$ 5,812	$ 0	$ 0	$ 4,365,402
Robert W. Baker	$ 1,948,305	$ 116,175	$ 220,662	$ 220,662	$ 2,980,065
Total	$17,075,811	$2,285,554	$2,040,021	$2,040,021	$34,314,928

(1) The amounts reflected in this table do not reflect the balances, if any, that each individual may have vested in El Paso's Retirement Savings Plan. All amounts are for illustrative purposes only based upon amounts payable in the event of certain events of termination of employment as of December 31, 2004.

(2) The amounts in this column reflect total potential benefits under El Paso's pension, severance pay and equity compensation plans in the event the executives named in this proxy statement are involuntarily terminated without cause. As of December 31, 2004, the executives would have received severance pay pursuant to the executive supplement to the Severance Pay Plan described on page 37 of this proxy statement. The executive supplement was terminated on January 1, 2005. Accordingly, in the event of an involuntary termination without cause after January 1, 2005, the executives will receive severance pay pursuant to the Severance Pay Plan which covers all employees of El Paso and would result in the actual severance amounts to be lower than those reflected in this column.

(3) The value of stock options is calculated using the difference between an estimated $10 stock price as of December 31, 2004, and the applicable exercise price for each stock option. The actual amounts realized from equity could be greater than or less than those amounts reflected in this column depending upon El Paso's stock price. Unless the stock options expire by their own terms, all stock options granted may be exercised for a period of one year following an involuntary termination without cause (three years following an involuntary termination without cause for pre-1997 grants), for a period of three months following a voluntary termination (three years following a voluntary termination for pre-1997 grants) and for a period of three years following a retirement or a change in control of El Paso. The value of restricted stock is calculated using an estimated fair market value of $10.

(4) As of December 31, 2004, the amounts in this column reflect total potential benefits under El Paso's pension and equity compensation plans in the event the executives named in this proxy statement voluntarily terminate their employment with El Paso or retire.

(5) As of December 31, 2004, the amounts in this column reflect total potential benefits under El Paso's pension plan in the event the executives named in this proxy statement are terminated with cause.

(6) As of December 31, 2004, the amounts in this column reflect total potential benefits under El Paso's pension, severance protection and equity compensation plans in the event the executives named in this proxy statement are terminated (except where termination is by reason of death, disability, with "cause" or initiated by the executive other than for "good reason") following a change in control of El Paso.

(7) As of December 31, 2004, Messrs. Foshee and Scott and Ms. Stewart were not vested in their pension benefits.

(8) The total potential benefits realized by Mr. Foshee and Ms. Stewart in the event they are terminated (except where termination is by reason of death, disability, with "cause" or initiated by the executive other than for "good reason") following a change in control of El Paso have been reduced by the approximate amount that would be required to eliminate any tax gross-up pursuant to the 2004 Key Executive Severance Protection Plan described on page 37 of this proxy statement.

In addition, in 2005, we recommended to the Board that a new equity plan be submitted for stockholder approval. If the stockholders approve the Board's proposal to adopt the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, it will replace all existing stockholder approved and non-stockholder approved equity plans. If the stockholders approve the new equity plan, we will cancel any remaining shares available for grant under the former plans and will not make any further grants from these plans. Our goal is that all shares available for grant to our executives and employees will be approved by our stockholders.

El Paso Performance and Chief Executive Officer Compensation

At the beginning of 2004, we established a minimum, target (being at the 50th percentile of our peer group) and maximum bonus level for each of the executive officers named in this proxy statement. In addition, we established the financial and non-financial goals for El Paso. We determine the appropriate funding of the 2004 annual incentive bonus pool, depending upon the level of El Paso's actual performance (see chart below). Based on the actual performance of El Paso relative to the performance goals established and each individual's performance adjustment factor (see chart below), we determine the specific percentage cash bonus to be awarded to each executive.

Funding of the
2004 Annual Incentive Bonus Pool

El Paso's Performance	Pool Funding
Maximum Targets Met	150%
Target Goals Met	100%(1)
Minimum Threshold	50%(2)
Threshold Not Met	0%

(1) If target goals are met, funding is at 100 percent. Funding may be pro-rated between 100 and 150 percent for performance above target and below maximum.

(2) If the minimum threshold of performance is met, funding is at 50 percent. Funding may be pro-rated between 50 and 100 percent for performance above the minimum threshold and below target.

Individual Performance Adjustment

Individual Rating	Adjustment Factor
Outstanding	125-150%
Excellent	110-124%
Highly Valued	100-109%
Opportunity for Development	50-60%
Requires Improvement	0%

In the case of exceptional El Paso and individual executive performance, the actual target bonus eligibility could be adjusted upward to 225 percent of the target bonus (by taking 150 percent of El Paso's maximum annual incentive bonus pool times 150 percent of the maximum individual adjustment factor). For 2004, the range of annual cash incentive bonuses, depending upon the level of performance of both the individual executive and El Paso (and, if appropriate, the performance of El Paso's business units), is illustrated as a percentage of base salary for each named executive officer in the table below. The actual percentage of cash incentive bonuses can be at any level between the minimum and maximum percentages based on performance.

Range of 2004 Cash Incentive Bonuses as a Percentage of Base Salary

	Minimum	Target	Maximum
Douglas L. Foshee	0%	100%	225%
John W. Somerhalder II	0%	95%	214%
Lisa A. Stewart	0%	80%	180%
D. Dwight Scott	0%	80%	180%
Robert W. Baker	0%	60%	135%

After the end of 2004, we reviewed the actual performance of El Paso and each of the executives named in this proxy statement. We reviewed El Paso's 2004 financial goals and non-financial goals. El Paso's 2004 financial goals included earnings per share, cash flow from operations, and the amount by which outstanding debt was reduced. For the regulated pipeline business, these goals included the year-over-year increases in earnings from pipeline operations before deducting interest expenses and income taxes, the year-to-date earnings from pipeline operations excluding interest expense, income taxes and allowances for depreciation and amortization, and capital expenditures. For the non-regulated business, these goals included earnings from marketing operations before deducting interest expenses and income taxes, the use of letters of credit to cover collateral requirements of the marketing and trading operations, earnings from international power operations before deducting interest expenses and income taxes, cash generated by international power operations, receipt of non-recourse funding, average production rates, and the cost of operating current oil and gas production assets. The 2004 non-financial goals for El Paso and its business units included various enhancements to company-wide ethics compliance and safety goals. In addition, for the regulated pipeline business, the 2004 non-financial goals also included the number of miles successfully in-line inspected for the first time as part of El Paso's pipeline integrity program.

After comparing the performance of El Paso and its business units relative to these goals, we determined that El Paso and its business units attained the necessary performance goals for the 2004 performance period to award cash incentive bonuses at target level for corporate performance, above target level for our regulated business unit and below target level for our non-regulated business unit. The performance goals that were attained include cash flow from operations and debt reduction (net of cash) as well as substantially all of the non-financial goals. Although the attainment of all performance goals is not required, all performance goals are evaluated to determine the actual cash incentive bonus that may be awarded in a given year. In 2004, financial goals were weighted 70 percent and non-financial goals were weighted 30 percent. The annual cash incentive bonuses for business unit heads, including Mr. Somerhalder and Ms. Stewart, were weighted 75 percent on El Paso's attainment of its corporate performance goals and 25 percent on the business unit's attainment of its performance goals. We do not publish any of El Paso's or the CEO's quantifiable targets or other specific goals which we determine to be sensitive and proprietary and could adversely affect El Paso.

Consistent with our philosophy identified above, we reviewed internal and external factors to determine the appropriate compensation for Mr. Foshee and other executive officers of El Paso for 2004. We considered the significant amount of work that Mr. Foshee has accomplished during 2004. Despite the financial restatements and the extremely difficult business environment, this Committee finds that Mr. Foshee displayed great resolve in the manner in which he responded to numerous difficulties during his tenure, and commends him for retaining a strong management team to deal quickly and decisively with the monumental tasks confronting El Paso. Specifically, we considered the El Paso stock price appreciation since he became CEO; reduction of debt; execution on asset sales; roll-out, implementation and update of the long-range plan; establishment of a streamlined, qualified executive management team; establishment of a company culture living the core values (stewardship, integrity, safety, accountability and excellence); and improvement of overall company performance. Mr. Foshee displayed foresight and responsiveness to rapidly changing industry-wide and general economic conditions by implementing a credible plan to streamline El Paso's businesses, cut costs, and maintain relationships with credit rating agencies, major stockholders, debt holders, financial institutions and business partners. These achievements are significant in light of the circumstances of the volatile energy markets, difficult financial markets and a challenging regulatory environment. Having reviewed the contribution that Mr. Foshee made to El Paso's performance in 2004, the Compensation Committee believes that he continues to demonstrate the integrity, planning and leadership qualities that the executive compensation program was designed to foster and reward. In light of the foregoing, we concluded that Mr. Foshee should receive an annual cash incentive bonus for 2004 in the amount of $1,250,000, which is based upon El Paso's target level performance and Mr. Foshee's outstanding individual performance.

Compensation of Other Executive Officers

We consulted with our executive compensation consultant and applied the information and performance goals outlined above in reviewing and approving the compensation of El Paso's other executive officers. We concluded that Mr. Somerhalder should receive an annual cash incentive bonus for 2004 in the amount of $684,735, which is based 75 percent on target level performance for El Paso, 25 percent on above target level performance for the regulated business unit and Mr. Somerhalder's highly valued individual performance. We concluded that Ms. Stewart should receive an annual cash incentive bonus for 2004 in the amount of $441,604, which is based 75 percent on target level performance for El Paso, 25 percent on below target level performance for the non-regulated business unit and Ms. Stewart's excellent individual performance. We concluded that Messrs. Scott and Baker should receive an annual cash incentive bonus for 2004 in the amount of $498,644 and $295,203, respectively, which is based on target level performance for El Paso and Messrs. Scott's and Baker's excellent individual performance.

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Current Members of the Compensation Committee of the Board of Directors

Joe B. Wyatt	John M. Bissell	James L. Dunlap	J. Michael Talbert
(Chairman)	(Member)	(Member)	(Member)

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AUDIT COMMITTEE REPORT

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Each member of the Audit Committee is "independent", as that term is defined under Section 10A of the Securities Exchange Act of 1934, the SEC rules and the NYSE listing standards. Each member of the Audit Committee is also financially literate, as that qualification is interpreted by El Paso's Board of Directors in its business judgment. Further, each of Messrs. Goldman and Hix qualifies and is designated as an "audit committee financial expert," serving on the Audit Committee as such term is defined in rules adopted by the SEC and interpreted by El Paso's Board. The Audit Committee currently consists of Messrs. Braniff, Goldman, Hix and Whitmire. During 2004, the Audit Committee met 25 times and discussed the interim financial information contained in each quarterly earnings announcement and the Form 10-K and Forms 10-Q with management and our internal auditors and independent auditors prior to release.

Policies and Mission

Our primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the integrity of El Paso's financial statements, the evaluation and retention of El Paso's independent auditor and any third party petroleum reserves engineer (including a review of their qualifications, independence and performance), the performance of El Paso's internal audit and ethics and compliance functions, El Paso's compliance with legal and regulatory requirements and its Code of Business Conduct, and El Paso's risk management policies and procedures. We have prepared this audit committee report as required

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by the SEC, and we engage in annual self evaluations. We review annually with the head of El Paso's internal audit the scope for internal audit activities, the results of audits which have been performed, the adequacy of staffing, the annual budget and the internal audit department charter. We are directly responsible for the appointment, compensation, retention, oversight responsibility and dismissal of the independent auditing firm engaged by El Paso for the purpose of preparing or issuing an audit report or related work, and the independent auditor reports directly to us. We obtain and review annually a report by the independent auditor describing among other matters, the independent auditors' internal quality control procedures and all relationships between the independent auditor and El Paso. We discuss generally the types of information to be disclosed, and the type of presentation to be made, with regard to earnings press releases and financial information and earnings guidance given to analysts and rating agencies. We review with the Corporate Controller and the independent auditor all critical accounting policies and practices, significant changes in El Paso's selection and application of accounting principles, judgments made in connection with the preparation of the financial statements and other significant financial reporting issues. We meet at least on a quarterly basis with the head of El Paso's internal audit, the independent auditor and management to discuss all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting. We review the procedures for the receipt, retention and treatment of complaints received by El Paso regarding any accounting, internal accounting controls or auditing matters. We review El Paso's risk assessment and risk management guidelines and policies, including El Paso's significant risk exposures and steps taken by management to monitor and control these exposures. All auditing services and permitted non-audit services provided to El Paso by the independent auditor are pre-approved by us in accordance with our pre-approval policy and applicable law. These responsibilities do not preclude us from obtaining the input of management, but these responsibilities may not be delegated to management.

Significant Audit Committee Actions Taken During 2004 and 2005

During 2004, El Paso restated its historical financial statements to reflect a downward revision of its natural gas and oil reserves and for adjustments related to the manner in which it historically accounted for hedges of its natural gas production. As soon as the magnitude of the reserve revision was determined, we commenced an independent investigation of the matter and retained Haynes and Boone as independent legal counsel. The purpose of this investigation was to assess the reasons for the revisions, evaluate and make recommendations on any improvements in the internal controls associated with the booking of reserves, and determine whether there were any instances of misconduct. Haynes and Boone investigated the roles of current senior executive management in the reserve revisions and advised us that the current senior executive management team did not participate in the inaccurate booking and the resulting overstatement of reserves. Haynes and Boone also advised us that the process conducted to estimate El Paso's proved reserves at December 31, 2003 was sound and that the reserves announced were estimated in accordance with applicable guidelines. We reviewed El Paso's remedial measures with respect to the reserve revisions, which resulted in the discharge of certain personnel and changes to El Paso's process for booking reserves. This process requires that reserve estimates are developed internally by an independent reserve reporting group, reviewed by internal committees and internal auditors, and attested to by El Paso's independent third party engineering firm, Ryder Scott Company, L.P., which is appointed by, and reports to the Audit Committee. Similarly, we investigated the underlying facts associated with the production hedge accounting matter and retained Arnold & Porter as independent counsel. Arnold & Porter investigated the roles of current senior executive management in the production hedge accounting matter and advised us that the current senior management team did not play a role in the adjustments related to the manner in which El Paso historically accounted for hedges of its natural gas production. We also reviewed El Paso's remedial measures with respect to the production hedge accounting matter. As a result of these investigations, we determined a restatement of historical financial statements was required and we informed the public promptly of our decisions.

During the completion of El Paso's financial statements for the year ended December 31, 2004, El Paso identified an error in the manner in which El Paso had originally adopted the provisions of SFAS No. 141 and SFAS No. 142 in 2002. We reviewed these issues with the Corporate Controller, the independent auditor and other members of management and determined that a restatement was necessary to reverse the amount El Paso recorded as a cumulate effect of those accounting changes.

In light of the reserve revisions and production hedge accounting matters, discussed above, as well as El Paso's incorrect adoption of provisions of SFAS 141 and SFAS 142 in 2002, we gave careful consideration to our recommendation to continue to use PricewaterhouseCoopers LLP as independent certified public accountants for El Paso for 2005. We, as well as the full Board of Directors, continue to believe that PricewaterhouseCoopers LLP is a quality firm and their use is in the best interests of El Paso's stockholders. We also gave careful consideration to the long-standing relationship El Paso has with PricewaterhouseCoopers LLP to ensure that this relationship could not interfere with independent auditing practices. Although PricewaterhouseCoopers LLP has served as independent certified public accountants for El Paso since 1983 (when Coopers & Lybrand was the independent auditor for El Paso Natural Gas Company), a review of El Paso's significant acquisitions during the past ten years reflects that El Paso's history with PricewaterhouseCoopers LLP is, in fact, far less significant. None of the companies acquired by El Paso used PricewaterhouseCoopers LLP as their public accountants and neither current management nor Mr. Braniff, the Chairman of the Audit Committee, has a long-standing relationship with PricewaterhouseCoopers LLP. In addition, El Paso has a new head of internal audit and, beginning this year, El Paso has a new senior audit partner leading the PricewaterhouseCoopers LLP engagement team who was selected by the Audit Committee after an extensive interview and due diligence process. Further, the PricewaterhouseCoopers LLP engagement team assigned to El Paso's audit has experienced an annual attrition rate of 35 percent and has experienced turnover in assignments and turnover in engagements at the partner and manager levels. This provides El Paso with a rotation of independent auditors who can provide their experiences and new perspectives to El Paso's audit.

During 2004 and 2005 in preparation of El Paso's annual report on Form 10-K, we met frequently to discuss the effectiveness of internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As disclosed in El Paso's annual report on Form 10-K, El Paso's management has determined that certain material weaknesses existed as of December 31, 2004 that would prevent El Paso's disclosure controls and procedures from being effective. As a result, El Paso performed additional procedures to ensure that the financial statements were fairly presented in all material respects in accordance with generally accepted accounting principles. Further, since December 31, 2004, El Paso has commenced taking action to correct the control deficiencies that resulted in the material weaknesses described in the Form 10-K.

Audit Committee Statement

Consistent with our policies and mission stated above, we have adopted a charter, which is included as Exhibit A to this proxy statement. We have reviewed and discussed the audited financial statements with El Paso management; discussed with the independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as modified or supplemented; received a written disclosure letter from El Paso's independent certified public accountants as required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as modified and supplemented, and have discussed with the independent certified public accountants the independent accountant's independence; and based on the review and discussions contained in this paragraph, recommended to the Board of Directors that the audited financial statements be included in El Paso's Annual Report on Form 10-K for the 2004 fiscal year for filing with the SEC.

El Paso's management is responsible for El Paso's financial reporting process, internal audit process, and the preparation of El Paso's financial statements. El Paso's independent accountants are responsible for auditing those financial statements. We monitor and review these processes and do not conduct auditing or accounting reviews or procedures. We meet with management and the independent auditor to discuss the financial statements, and rely on El Paso's management's representation that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and on the representations of El Paso's independent accountants included in their report on El Paso's financial statements.

Current Members of the Audit Committee of the Board of Directors

Juan Carlos Braniff	Robert W. Goldman	Thomas R. Hix	John Whitmire
(Chairman)	(Member)	(Member)	(Member)

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL ARRANGEMENTS, AND DIRECTOR AND OFFICER INDEMNIFICATION AGREEMENTS

Employment Agreements

Douglas L. Foshee entered into a letter agreement with El Paso effective September 1, 2003. Under this agreement, Mr. Foshee serves as President, Chief Executive Officer and a director of El Paso and receives an annual salary of $900,000 (which Mr. Foshee voluntarily reduced for 2004 to $630,000). Mr. Foshee is also eligible to earn a target bonus amount equal to 100 percent of his annual salary (a maximum bonus of 225 percent of salary) based on El Paso's and his performance as determined by the Compensation Committee. Mr. Foshee also receives the employee benefits which are available to senior executive officers. In addition, on the start date of his employment, Mr. Foshee was granted 1,000,000 options to purchase El Paso common stock and 200,000 shares of restricted stock. The options will time vest pro-rata over a five-year period. The shares of restricted stock have both time and performance vesting provisions. Based on El Paso's performance relative to its peer companies during the first year, 100,000 of the 200,000 shares of restricted stock vested and the remaining 100,000 shares were forfeited. The 100,000 shares that vested based on performance also time vest pro-rata over a five-year period. The first 20,000 shares of restricted stock vested based on time on October 11, 2004. In addition, on his start date, Mr. Foshee received common stock with a value of $875,000 and an additional cash payment of $875,000. Mr. Foshee may not pledge or sell the common stock received as part of the sign-on bonus for a period of two years from the grant date. If Mr. Foshee's employment is involuntarily terminated not for cause, Mr. Foshee will receive a lump sum payment of two years base pay and target bonus. In the event he is terminated within two years of a change in control (or terminates employment for "good reason"), Mr. Foshee will receive a lump sum payment of three years annual salary and target bonus (plus a pro-rated portion of his target bonus).

As part of the merger with Sonat, El Paso entered into a termination and consulting agreement with Ronald L. Kuehn, Jr., dated October 25, 1999. Under this agreement, and for the remainder of his life, Mr. Kuehn will receive certain ancillary benefits made available to him prior to the merger with Sonat, including the provision of office space and related services, and payment of life insurance premiums sufficient to provide a death benefit equal to four times his base pay as in effect immediately prior to October 25, 1999. Mr. Kuehn and his eligible dependents will also receive retiree medical coverage.

Benefit Plans

Severance Pay Plan. The Severance Pay Plan is a broad-based employee plan providing severance benefits following a "qualifying termination" for all salaried employees of El Paso and certain of its subsidiaries. The plan also included an executive supplement, which provided enhanced severance benefits for certain executive officers of El Paso and certain of its subsidiaries, including all of the executives named in this proxy statement. The enhanced severance benefits available under the supplement included an amount equal to two times the sum of the officer's annual salary, including annual target bonus amounts as specified in the plan. A qualifying termination included an involuntary termination of the officer as a result of the elimination of the officer's position or a reduction in force and a termination for "good reason" (as defined under the plan). The executive supplement of the Severance Pay Plan terminated on January 1, 2005. Accordingly, the executives will receive severance pay pursuant to the Severance Pay Plan which covers all employees of El Paso and provides for severance benefits in a lesser amount than the executive supplement.

2004 Key Executive Severance Protection Plan. El Paso periodically reviews its benefit plans and engages an independent executive compensation consultant to make recommendations regarding its plans. Our executive compensation consultant recommended that El Paso adopt a new executive severance plan that more closely aligns with current market arrangements than El Paso's Key Executive Severance Protection Plan and Employee Severance Protection Plan (as described below). In light of this recommendation, El Paso adopted this plan in March 2004. This plan provides severance benefits following a "change in control" of El Paso for executives of El Paso and certain of its subsidiaries designated by the Board or the Compensation Committee, including Mr. Foshee, Ms. Stewart and Messrs. Scott and Baker. This plan is intended to replace the Key Executive Severance Protection Plan and the Employee Severance Protection Plan, and participants are required to waive their participation under those plans (if applicable) as a condition to becoming participants in this plan. The benefits of the plan include: (1) a cash severance payment in an amount equal to three times the annual salary and target bonus for Mr. Foshee, two times the annual salary and target bonus for executive vice presidents and senior vice presidents, including Ms. Stewart and Messrs. Scott and Baker, and one times the annual salary and target bonus for vice presidents; (2) a pro-rated portion of the executive's target bonus for the year in which the termination of employment occurs; (3) continuation of life and health insurance following termination for a period of 36 months for Mr. Foshee, 24 months for executive vice presidents and senior vice presidents, including Ms. Stewart and Messrs. Scott and Baker, and 12 months for vice presidents; (4) a gross-up payment for any federal excise tax imposed on an executive in connection with any payment or distribution made by El Paso or any of its affiliates under the plan or otherwise; provided that in the event a reduction in payments in respect of the executive of ten percent or less would cause no excise tax to be payable in respect of that executive, then the executive will not be entitled to a gross-up payment and payments to the executive shall be reduced to the extent necessary so that the payments shall not be subject to the excise tax; and (5) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan. Benefits are payable for any termination of employment of an executive in the plan within two years following the date of a change in control, except where termination is by reason of death, disability, for "cause" (as defined in the plan) or instituted by the executive other than for "good reason" (as defined in the plan). Benefits are also payable under the plan for terminations of employment prior to a change in control that arise in connection with, or in anticipation of, a change in control. Benefits are not payable for any termination of employment following a change in control if (i) the termination occurs in connection with the sale, divestiture or other disposition of designated subsidiaries of El Paso, (ii) the purchaser or entity subject to the transaction agrees to provide severance benefits at least equal to the benefits available under the plan, and (iii) the executive is offered, or accepts, employment with the purchaser or entity subject to the transaction. A change in control generally occurs if: (i) any person or entity becomes the beneficial owner of more than 20 percent of El Paso's common stock; (ii) a majority of the current members of the Board of Directors of El Paso or their approved successors cease to be directors of El Paso (or, in the event of a merger, the ultimate parent following the merger); or (iii) a merger, consolidation, or reorganization of El Paso, a complete liquidation or dissolution of El Paso, or the sale or disposition of all or substantially all of El Paso's and its subsidiaries' assets (other than a transaction in which the same stockholders of El Paso before the transaction own 50 percent of the outstanding common stock after the transaction is complete). This plan generally may be amended or terminated at any time prior to a change in control, provided that any amendment or termination that would adversely affect the benefits or protections of any executive under the plan shall be null and void as it relates to that executive if a change in control occurs within one year of the amendment or termination. In addition, any amendment or termination of the plan in connection with, or in anticipation of, a change in control which actually occurs shall be null and void. From and after a change in control, the plan may not be amended in any manner that would adversely affect the benefits or protections provided to any executive under the plan.

Key Executive Severance Protection Plan. This plan, initially adopted in 1992, provides severance benefits following a "change in control" of El Paso for certain officers of El Paso and certain of its subsidiaries, including Mr. Somerhalder. The benefits of the plan include: (1) an amount equal to three times the participant's annual salary, including maximum bonus amounts as specified in the plan; (2) continuation of life and health insurance for an 18-month period following termination; (3) a supplemental pension payment calculated by adding three years of additional credited pension service; (4) certain additional payments to the terminated employee to cover excise taxes if the payments made under the plan are subject to excise taxes on golden parachute payments; and (5) payment of legal fees and expenses incurred by the employee to enforce any rights or benefits under the plan. Benefits are payable for any termination of employment for a participant in the plan within two years of the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the employee for other than "good reason" (as defined in the plan). A change in control occurs if: (i) any person or entity becomes the beneficial owner of 20 percent or more of El Paso's common stock; (ii) any person or entity (other than El Paso) purchases the common stock by way of a tender or exchange offer; (iii) El Paso stockholders approve a merger or consolidation, sale or disposition or a plan of liquidation or dissolution of all or substantially all of El Paso's assets; or (iv) if over a two year period a majority of the members of the Board of Directors at the beginning of the period cease to be directors. A change in control has not occurred if El Paso is involved in a merger, consolidation or sale of assets in which the same stockholders of El Paso before the transaction own 80 percent of the outstanding common stock after the transaction is complete. This plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan or be made following the occurrence of a change in control. This plan is closed to new participants, unless the Board determines otherwise.

Employee Severance Protection Plan. This plan, initially adopted in 1992, provides severance benefits following a "change in control" (as defined in the Key Executive Severance Protection Plan) of El Paso for certain salaried, non-executive employees of El Paso and certain of its subsidiaries. The benefits of the plan include: (1) severance pay based on the formula described below, up to a maximum of two times the participant's annual salary, including maximum bonus amounts as specified in the plan; (2) continuation of life and health insurance for an 18-month period following termination (plus an additional payment, if necessary, equal to any additional income tax imposed on the participant by reason of his or her continued life and health insurance coverage); and (3) payment of legal fees and expenses incurred by the employee to enforce any rights or benefits under the plan. The formula by which severance pay is calculated under the plan consists of the sum of: (i) one-twelfth of a participant's annual salary and maximum bonus for every $7,000 of his or her annual salary and maximum bonus, but no less than five-twelfths nor more than the entire salary and bonus amount, and (ii) one-twelfth of a participant's annual salary and maximum bonus for every year of service performed immediately prior to a change in control. Benefits are payable for any termination of employment for a participant in the plan within two years of the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the employee for other than "good reason" (as defined in the plan). This plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan or be made following the occurrence of a change in control. This plan is closed to new participants, unless the Board determines otherwise.

Supplemental Benefits Plan. This plan provides for certain benefits to officers and key management employees of El Paso and its subsidiaries. The benefits include: (1) a credit equal to the amount that a participant did not receive under El Paso's Pension Plan because the Pension Plan does not consider deferred compensation (whether in deferred cash or deferred restricted common stock) for purposes of calculating benefits and eligible compensation is subject to certain Internal Revenue Code limitations; and (2) a credit equal to the amount of El Paso's matching contribution to El Paso's Retirement Savings Plan that cannot be made because of a participant's deferred compensation and Internal Revenue Code limitations. The plan may not be terminated so long as the Pension Plan and/or Retirement Savings Plan remain in effect. The management committee of this plan designates who may participate and also administers the plan. Benefits under El Paso's Supplemental Benefits Plan are paid upon termination of employment in a lump-sum payment. In the event of a change in control (as defined under the Key Executive Severance Protection Plan) of El Paso, the supplemental pension benefits become fully vested and nonforfeitable. El Paso's payment obligations under the Supplemental Benefits Plan as of December 31, 2004, are as follows:

**Payment Obligations under the
Supplemental Benefits Plan
as of December 31, 2004**

Name	Retirement Savings Plan ($)	Non-Qualified Pension Benefit ($) (1)
Douglas L. Foshee	$48,513	$ 76,451
John W. Somerhalder II	$54,488	$1,774,503
Lisa A. Stewart	$11,350	$ 12,826
D. Dwight Scott	$48,450	$ 107,578
Robert W. Baker	$27,195	$ 114,818

(1) This amount is included in the calculation of the estimated annual benefits described under the Pension Plan on page 24 of this proxy statement.

Senior Executive Survivor Benefits Plan.   This plan provides certain senior executives (including each of the executives named in this proxy statement) of El Paso and its subsidiaries who are designated by the plan administrator with survivor benefit coverage in lieu of the coverage provided generally for employees under El Paso's group life insurance plan. The amount of benefits provided, on an after-tax basis, is two and one-half times the executive's annual salary. Benefits are payable in installments over 30 months beginning within 31 days after the executive's death, except that the plan administrator may, in its discretion, accelerate payments.

Benefits Protection Trust Agreement.   El Paso maintains a trust for the purpose of funding certain of its employee benefit plans (including the severance protection plans described above). The trust consists of a trustee expense account, which is used to pay the fees and expenses of the trustee, and a benefit account, which is made up of three subaccounts and used to make payments to participants and beneficiaries in the participating plans. The trust is revocable by El Paso at any time before a "threatened change in control" (which is generally defined to include the commencement of actions that would lead to a "change in control" (as defined under the Key Executive Severance Protection Plan)) as to assets held in the trustee expense account, but is not revocable (except as provided below) as to assets held in the benefit account at any time. The trust generally becomes fully irrevocable as to assets held in the trust upon a threatened change in control. The trust is a grantor trust for federal tax purposes, and assets of the trust are subject to claims by El Paso's general creditors in preference to the claims of plan participants and beneficiaries. Upon a threatened change in control, El Paso must deliver $1.5 million in cash to the trustee expense account. Prior to a threatened change in control, El Paso may freely withdraw and substitute the assets held in the benefit account, other than the initially funded amount; however, no such assets may be withdrawn from the benefit account during a threatened change in control period. Any assets contributed to the trust during a threatened change in control period may be withdrawn if the threatened change in control period ends and there has been no threatened change in control. In addition, after a change in control occurs, if the trustee determines that the amounts held in the trust are less than "designated percentages" (as defined in the Trust Agreement) with respect to each subaccount in the benefit account, the trustee must make a written demand on El Paso to deliver funds in an amount determined by the trustee sufficient to attain the designed percentages. Following a change in control and if the trustee has not been requested to pay benefits from any subaccount during a "determination period" (as defined in the Trust Agreement), El Paso may make a written request to the trustee to withdraw certain amounts which were allocated to the subaccounts after the change in control occurred. The trust generally may be amended or terminated at any time, provided that no amendment or termination may result, directly or indirectly, in the return of any assets of the benefit account to El Paso prior to the satisfaction of all liabilities under the participating plans (except as described above) and no amendment may be made unless El Paso, in its reasonable discretion, believes that such amendment would have no material adverse effect on the amount of benefits payable under the trust to participants. In addition, no amendment may be made after the occurrence of a change in control which would (i) permit El Paso to withdraw any assets from the trustee expense account, (ii) directly or indirectly reduce or restrict the trustee's rights and duties under the trust, or (iii) permit El Paso to remove the trustee following the date of the change in control.

Director and Officer Indemnification Agreements

El Paso has entered into indemnification agreements with each member of the Board of Directors and certain officers, including each of the executives named in this proxy statement. These agreements reiterate the rights to indemnification that are provided to our Board of Directors and certain officers under El Paso's By-laws, clarify procedures related to those rights, and provide that such rights are also available to fiduciaries under certain of El Paso's employee benefit plans. As is the case under the By-laws, the agreements provide for indemnification to the full extent permitted by Delaware law, including the right to be paid the reasonable expenses (including attorneys' fees) incurred in defending a proceeding related to service as a director, officer or fiduciary in advance of that proceedings final disposition. El Paso may maintain insurance, enter into contracts, create a trust fund or use other means available to provide for indemnity payments and advances. In the event of a change in control of El Paso (as defined in the indemnification agreements), El Paso is obligated to pay the costs of independent legal counsel who will provide advice concerning the rights of each director and officer to indemnity payments and advances.

EQUITY COMPENSATION PLAN INFORMATION TABLE

The following table provides information concerning equity compensation plans as of December 31, 2004, that have been approved by stockholders and equity compensation plans that have not been approved by stockholders. The table includes (a) the number of securities to be issued upon exercise of options, warrants and rights outstanding under the equity compensation plans, (b) the weighted-average exercise price of all outstanding options, warrants and rights and (c) additional shares available for future grants under all of El Paso's equity compensation plans.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders ...	6,624,686	$28.07	4,537,843(2)
Equity compensation plans not approved by stockholders ...	24,954,615	$47.00	25,804,722(3)
Total	31,579,301		30,342,565

(1) Column (a) does not include 2,344,277 shares with a weighted-average exercise price of $38.62 per share which were assumed by El Paso under the Executive Award Plan of Sonat Inc. as a result of the merger with Sonat in October 1999. The Executive Award Plan of Sonat Inc. has been terminated and no future awards can be made under it.

(2) In column (c), equity compensation plans approved by stockholders include 2,831,050 shares available for future issuance under the Employee Stock Purchase Plan.

(3) In column (c), equity compensation plans not approved by stockholders include 77,568 shares available for future awards granted under the Restricted Stock Award Plan for Management Employees.

If the stockholders approve the Board's proposal to adopt the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, it will replace all existing stockholder approved and non-stockholder approved plans, which are reflected above in the equity compensation plan table and further described below. If the new plan is approved, we will cancel all remaining shares available for grant under these plans and will not make any further grants from these plans.

Stockholder Approved Plans

2001 Omnibus Incentive Compensation Plan. This plan provides for the grant to officers and key employees of El Paso and its subsidiaries of stock options, stock appreciation rights, limited stock appreciation rights, performance units and restricted stock. A maximum of 6,000,000 shares in the aggregate may be subject to awards under this plan. The plan administrator designates which employees are eligible to participate, the amount of any grant and the terms and conditions (not otherwise specified in the plan) of such grant. If a "change in control" (defined in substantially the same manner as under the Key Executive Severance Protection Plan) of El Paso occurs: (1) all outstanding stock options become fully exercisable; (2) stock appreciation rights and limited stock appreciation rights become immediately exercisable; (3) designated amounts of performance units become fully vested; (4) all restrictions placed on awards of restricted stock automatically lapse; and (5) the current year's target bonus amount becomes payable for each officer participating in the plan within 30 days, assuming target levels of performance were achieved by El Paso and the officer for the year in which the change in control occurs, or the prior year if target levels have not been established for the current year, except that no bonus amounts will become payable in connection with a change in control that results solely from a change to the Board of Directors of El Paso. The plan generally may be amended or terminated at any time. Any amendment following a change in control that impairs participants' rights requires participant consent.

1999 Omnibus Incentive Compensation Plan and 1995 Omnibus Compensation Plan — Terminated Plans. These plans provided for the grant to eligible officers and key employees of El Paso and its subsidiaries of stock options, stock appreciation rights, limited stock appreciation rights, performance units and restricted stock. These plans have been replaced by the 2001 Omnibus Incentive Compensation Plan. Although these plans have been terminated with respect to new grants, certain stock options and shares of restricted stock remain outstanding under them. If a "change in control" of El Paso occurs, all outstanding stock options become fully exercisable and restrictions placed on restricted stock lapse. For purposes of the plans, the term "change in control" has substantially the same meaning given such term in the Key Executive Severance Protection Plan.

Non-stockholder Approved Plans

Strategic Stock Plan. This plan is an equity compensation plan that has not been approved by the stockholders. This plan provides for the grant of stock options, stock appreciation rights, limited stock appreciation rights and shares of restricted stock to non-employee members of the Board of Directors, officers and key employees of El Paso and its subsidiaries primarily in connection with El Paso's strategic acquisitions. A maximum of 4,000,000 shares in the aggregate may be subject to awards under this plan. The plan administrator determines which employees are eligible to participate, the amount of any grant and the terms and conditions (not otherwise specified in the plan) of such grant. If a change in control, as defined earlier under the Key Executive Severance Protection Plan, of El Paso occurs: (1) all outstanding stock options become fully exercisable; (2) stock appreciation rights and limited stock appreciation rights become immediately exercisable; and (3) all restrictions placed on awards of restricted stock automatically lapse. The plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan.

Restricted Stock Award Plan for Management Employees. This plan is an equity compensation plan which has not been approved by the stockholders. The plan provides for the granting of restricted shares of El Paso's common stock to management employees (other than executive officers and directors) of El Paso and its subsidiaries for specific accomplishments beyond that which are normally expected and which will have a significant and measurable impact on the long-term profitability of El Paso. A maximum of 100,000 shares in the aggregate may be subject to awards under this plan. The plan administrator designates which employees are eligible to participate, the amount of any grant and the terms and conditions (not otherwise specified in the plan) of such grant. The plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan.

Omnibus Plan for Management Employees. This plan is an equity compensation plan which has not been approved by the stockholders. This plan provides for the grant of stock options, stock appreciation rights, limited stock appreciation rights and shares of restricted stock to salaried employees (other than employees covered by a collective bargaining agreement) of El Paso and its subsidiaries. A maximum of 58,000,000 shares in the aggregate may be subject to awards under this plan. If a change in control, as defined earlier under the Key Executive Severance Protection Plan, of El Paso occurs: (1) all outstanding stock options become fully exercisable; (2) stock appreciation rights and limited stock appreciation rights become immediately exercisable; and (3) all restrictions placed on awards of restricted stock automatically lapse. The plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan.

PROPOSAL NO. 2 — Approval of El Paso Corporation 2005 Compensation Plan for Non-Employee Directors

Since 1995, El Paso has had a Compensation Plan for Non-Employee Directors which provides for a non-employee director compensation program to enable El Paso to attract and retain highly qualified individuals to serve as members of El Paso's Board of Directors. The plan permits directors to receive their compensation in any combination of cash, deferred cash and deferred shares of common stock. The 1995 Compensation Plan for Non-Employee Directors expires this year and the shares authorized under the plan have been essentially depleted. Accordingly, on February 18, 2005, the Board of Directors adopted the El Paso Corporation 2005 Compensation Plan for Non-Employee Directors (the "Plan") and is seeking approval of the Plan by the stockholders of El Paso. The effective date of the Plan will be the date it is approved by our stockholders. The 2005 Compensation Plan for Non-Employee Directors will succeed the current plan if it is adopted by El Paso's stockholders at the Annual Meeting.

The affirmative vote of a majority of the votes cast on the proposal is required for approval of the proposal. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the proposal.

The following is a general summary of the Plan and is qualified in its entirety by the full text of the Plan which is attached to this proxy statement as Exhibit B. Capitalized terms not defined herein have the same meanings ascribed to such terms in the plan document.

Purpose.   The purpose of the Plan is to provide a compensation program for the non-employee directors of El Paso that will attract and retain highly qualified individuals to serve as members of El Paso's Board of Directors.

Administration.   Subject to terms of the Plan, the Plan will be administered by the Management Committee. The Management Committee will consist of the CEO and such other senior officers as the CEO may designate. The Management Committee will interpret the Plan, will prescribe, amend and rescind rules relating to the Plan as it deems proper and in the best interests of El Paso, and will take any other action necessary for the administration of the Plan.

Participants.   Each non-employee director of El Paso will be eligible to participate in the plan immediately upon his or her election to the Board of Directors. As of February 18, 2005, the date the Board adopted the Plan, there were 11 directors eligible to participate.

Shares Available for the Plan.   Subject to adjustment as provided in the Plan (e.g., in the event of a recapitalization, stock split, stock dividend, merger, reorganization or similar event), the maximum number of shares of common stock which may be awarded under the plan is 2,500,000. The shares to be delivered under the Plan may be made available from any combination of shares held in El Paso's treasury or authorized but unissued shares of El Paso's common stock.

Compensation.   The Board of Directors will establish, by resolution or otherwise, from time to time, the amount of each participant's compensation. For purposes of the Plan, the term "compensation" means the participant's annual retainer and meeting fees, if any, for each regular or special meeting of the Board and for any committee meetings attended. Such compensation will be determined in accordance with El Paso's By-laws and will be paid, unless deferred by the participant in accordance with the terms of the Plan, in four equal quarterly installments with each installment being made on or about the last day of the applicable Plan Quarter (as defined in the Plan). The Management Committee, if necessary, may determine prior to the beginning of the applicable Plan Quarter for which the compensation is to be paid that payment will be made at a later date.

By December 31 of the calendar year prior to each Plan Year (as defined in the Plan) or at such later time as may be provided by Treasury Regulations promulgated under Section 409A of the Internal Revenue Code, a participant will be entitled to elect to receive his or her compensation for the following year in any combination of cash, deferred cash and deferred shares of common stock. If no election is received by El Paso with respect to any Plan Year, the participant will be deemed to have made an election to receive such compensation in the form of undeferred cash. Elections are irrevocable and will apply to the compensation earned during the Plan Year for which the election is effective.

If a participant elects to have all or a specified percentage of his or her compensation for a given year deferred in cash or shares of common stock, such cash or common stock, as the case may be, will be recorded in a deferred account as of the date the compensation otherwise would have been paid. If a participant elects to defer compensation in cash, the participant's deferred account will be credited with an amount equal to the amount deferred. If a participant elects to defer compensation in the form of shares of deferred common stock, or if an amount is required to be taken in shares of deferred common stock, the participant's account will be credited with an amount equal to the amount deferred plus a 25 percent conversion premium ("Conversion Premium") for the purpose of determining the number of shares of common stock which will be credited to his or her account (the "Common Stock Deferral"). The actual number of shares of common stock which will be credited to the participant's deferred account will equal the Common Stock Deferral divided by the fair market value of the common stock on the applicable Payment Date (as defined in the plan). With respect to shares of common stock credited to a participant's deferred account, the participant will have the right to receive dividend equivalents and other distributions thereon. Any such dividend equivalents and other distributions will be promptly reinvested in additional shares of common stock. Interest or earnings/losses, as applicable, may be credited to the balance of a participant's deferred account as determined by the Management Committee. To the extent a trust is established to hold shares of common stock equal to the number of shares credited to a participant's deferred account, the participant will have the right to direct the trustee to vote shares of common stock held by the trust equal to the total number of shares credited to the participant's deferred account.

Long-Term Equity Credit.   Each participant will be entitled to receive a long-term equity credit under the Plan which will be in the form of shares of deferred common stock and will be credited to the participant's deferred account on each Payment Date or as otherwise determined by El Paso's By-laws. The long-term equity credit will not be entitled to the Conversion Premium. Except for the absence of the Conversion Premium, the long-term equity credit will be treated the same as all other Common Stock Deferrals under the Plan.

Phantom Stock Units.   If the Management Committee determines that the maximum number of shares of common stock which may be awarded under the Plan has been issued, then phantom stock units which will have an accounting value equal to the fair market value of one share of common stock shall be credited to a participant's deferred account for his or her Common Stock Deferral and/or long-term equity credit. A participant will have the right to receive dividend equivalents and other distributions on phantom stock units credited to his or her deferred account, subject to applicable laws. When, and if, additional shares of common stock become available under the Plan or a successor plan, the phantom stock units credited to a participant's deferred account will be replaced with an equal number of shares of deferred common stock credited to the participant's deferred account. If no additional shares of common stock become available under the Plan at the time of distribution of the phantom stock units to a participant, an amount equal to the phantom stock unit balance of a participant's account will be paid to the participant (or to his or her beneficiary in the case of the participant's death) based on the fair market value of the common stock on the day preceding the date of such payment.

Payment.   Payment of compensation deferred by a participant generally will be made or, in the case of installments over a period of years, begin to be made in the month following the date on which the participant ceases to be a director of El Paso. Deferred cash will be paid to the participant in either a lump-sum cash payment or in periodic installments over a period of years to be determined at the time the deferral election is made. Deferred common stock will be distributed to the participant in either a lump-sum distribution or in annual installments over a period of years to be determined at the time the deferral election is made; provided, however, such distribution may be delayed until such later date as may be necessary to comply with Section 16(b) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder. The amount which will be paid and/or distributed to a participant (or to the participant's beneficiary in the case of the participant's death) will equal the amount credited to the participant's deferred account in the form of cash, plus interest thereon to the date of payment, plus a number of shares of common stock equal to the number of whole shares credited to the participant's deferred account. No fractional shares of common stock will be distributed. The value of any fractional shares of common stock will be paid in a lump-sum cash payment.

The balance of a participant's deferred account will be distributed in full to the participant's beneficiary in the event of a participant's death or Permanent Disability (as defined in the Plan). In the case of an unforeseeable emergency (as defined in the Plan), a participant may request a distribution from his or her deferred account in accordance with Section 409A of the Internal Revenue Code.

Change in Control. If a participant ceases to continue to serve as a director of El Paso or its successor after a Change in Control of El Paso, all deferred cash and shares of deferred common stock will be paid and/or distributed, as the case may be, to a participant (or to his or her beneficiary in the case of the participant's death) within 30 days after the date of the Change in Control, or at such other later time as may be required to enable the participant to avoid liability under Section 16(b) of the Securities Exchange Act.

For purposes of the Plan, Change in Control has the same meaning given such term in the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, which is subject to the approval of El Paso's stockholders at the Annual Meeting. For a description of the events which will constitute a Change in Control under the 2005 Omnibus Incentive Compensation Plan, see the discussion of "Change in Control" on page 51 of this proxy statement.

Unfunded Obligation and Discretionary Investment. Amounts deferred by participants under the Plan are unfunded obligations of El Paso. El Paso will not be required to segregate any monies from its general funds, to create any trusts or to make any special deposits with respect to such obligations. All amounts deferred by participants may be invested at the direction of the Management Committee. The Management Committee in its sole discretion may also determine that all or a portion of the deferred amounts will be paid into one or more grantor trusts to be established by El Paso, and may designate an investment advisor to direct investments and reinvestments of such deferrals.

Termination and Amendment. Subject to the Board of Directors, the Management Committee may from time to time amend the Plan as it may deem proper and in the best interest of El Paso; provided, however, stockholder approval will be required to the extent required by applicable law, regulation or stock exchange. Subject to Section 409A of the Internal Revenue Code, the Board of Directors may suspend or terminate the Plan at any time; provided, however, no amendment or termination may impair the right of a participant (or his or her beneficiary in the case of a participant's death) to receive benefits accrued under the Plan prior to the effective date of such amendment or termination.

Impact of Future Legislation and Regulations. The Plan is intended to comply with Section 409A of the Internal Revenue Code and the terms of the Plan should be interpreted to comport with Section 409A and any guidance issued by the Secretary of the Treasury or the Internal Revenue Service interpreting Section 409A. If necessary, the terms of the Plan will be amended to comply with such future guidance.

Benefits under the Plan. It is not possible to specify the amount of benefits that will be paid to each participant under the Plan since each participant's ultimate benefit will depend upon his or her election to receive cash, deferred cash, or deferred shares of common stock. See page 13 of this proxy statement for a more detailed description of the compensation currently paid to El Paso's non-employee directors. The fair market value of El Paso's common stock was $10.48 as of March 28, 2005.

Recommendation. The Board of Directors believes that approval of the 2005 Compensation Plan for Non-Employee Directors is in the best interests of El Paso and its stockholders because the Plan will enable El Paso to attract and retain qualified individuals to serve as directors of El Paso.

WE RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE EL PASO CORPORATION 2005 COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS.

PROPOSAL NO. 3 — Approval of El Paso Corporation 2005 Omnibus Incentive Compensation Plan

On February 18, 2005, the Board of Directors adopted the El Paso Corporation 2005 Omnibus Incentive Compensation Plan (the "2005 Plan") and is seeking approval of the 2005 Plan by our stockholders. The effective date of the 2005 Plan will be the date it is approved by our stockholders. If approved by our stockholders, the 2005 Plan will replace El Paso's current 2001 Omnibus Incentive Compensation Plan as well as three non-stockholder approved plans — the El Paso Corporation Omnibus Plan for Management Employees, the El Paso Corporation Restricted Stock Award Plan for Management Employees and the El Paso Corporation Strategic Stock Plan (together with the 2001 Omnibus Incentive Compensation Plan, the "Prior Plans"). If the stockholders approve the 2005 Plan, the shares which remain available for grant under the Prior Plans will be canceled and will no longer be available for grant, and no further grants will be made from the Prior Plans. The following table shows the number of outstanding stock options and shares which remain available for grant under the Prior Plans as of December 31, 2004. For more information on the number of shares subject to outstanding options, warrants, and rights and other awards under the Prior Plans, see the "Equity Compensation Plan Information Table" on page 41 of this proxy statement.

**Shares Available for Grant under the Prior Plans
as of December 31, 2004**

Prior Plans	Shares Available for Grant (#) (1)
2001 Omnibus Incentive Compensation Plan	1,645,363
Omnibus Plan for Management Employees	25,408,484
Restricted Stock Award Plan for Management Employees	77,568
Strategic Stock Award Plan	318,670
	27,450,085

(1) Of the 27,450,085 shares that remain available for grant under the Prior Plans as of December 31, 2004, 27,124,285 shares may be delivered in connection with "full-value awards." For this purpose, "full-value awards" means equity awards other than options or stock appreciation rights for which a participant does not pay or surrender rights to payment equal to at least fair market value of the award determined at the date of grant. The number of shares underlying awards that the Plan Administrator has authorized to be made in April 2005 as part of the annual grant for 2005, which would have been made under the 2005 Plan had that plan been approved, is approximately six million shares. The 2005 annual grant will reduce the number of shares under the Prior Plans by the same amount.

If the 2005 Plan is approved, all future shares available for grant to our employees will be approved by our stockholders. We believe the 2005 Plan, if adopted, will continue to allow us to offer our employees long-term, performance-based compensation and we will continue to be able to attract, motivate and retain experienced and highly qualified employees who will contribute to the financial success of El Paso. The 2005 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive awards, cash awards and other stock-based awards. The 2005 Plan does not permit the repricing of stock options or the granting of discounted options. Provisions have been included to meet the requirements for deductibility of executive compensation under Section 162(m) of the Internal Revenue Code with respect to performance-based compensation awarded to participants the Plan Administrator deems are subject to Section 162(m).

The affirmative vote of a majority of the votes cast on the proposal is required for approval of this proposal. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the proposal.

The following is a general summary of the 2005 Plan and is qualified in its entirety by the full text of the 2005 Plan which is attached to this proxy statement as Exhibit C. Capitalized terms not defined herein shall have the same meanings ascribed to such terms in the plan document.

Purposes.   The purposes of the 2005 Plan are (i) to promote the interests of El Paso and its stockholders by strengthening El Paso's ability to attract and retain employees by furnishing employees with suitable recognition for their contribution to the success of El Paso, (ii) to align employees' interests and efforts to the long-term interests of the stockholders and (ii) to provide employees with a direct incentive to achieve El Paso's strategic and financial goals.

Administration.   The Compensation Committee of the Board of Directors will be the Plan Administrator with respect to participants considered to be Section 16 Insiders and participants the Plan Administrator deems to be subject to Section 162(m) of the Internal Revenue Code. With respect to Section 16 Insiders and participants subject to 162(m) of the Internal Revenue Code, the Plan Administrator will be "independent" as that term is defined pursuant to the rules of any stock exchange on which the common stock of El Paso is listed and will meet the non-employee director standards within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended and the outside director requirements of Section 162(m). The Management Committee will be the Plan Administrator with respect to all other participants. The Management Committee will consist of the CEO and such other senior officers as the CEO may designate. The Plan Administrator will have the power to determine who will be granted awards under the 2005 Plan, set the terms and conditions of such awards consistent with the terms of the 2005 Plan, and construe and interpret the 2005 Plan and the awards granted. The Plan Administrator may exercise its discretion with respect to the powers and rights granted to it under the 2005 Plan except that the Plan Administrator cannot exercise any discretion with respect to any award if it would cause the compensation attributable to the award to fail to qualify as performance-based compensation under Section 162(m).

Participants.   All salaried employees (other than an employee who is a member of a unit covered by a collective bargaining agreement) and members of the Board of Directors who are salaried officers will be eligible to participate in the 2005 Plan. The Plan Administrator will designate the participants who will participate in the 2005 Plan. In addition, the Plan Administrator will be able to grant awards to any person who, in the sole discretion of the Plan Administrator, holds a position of responsibility and is able to contribute substantially to the success of El Paso.

Aggregate Shares and Limitations.   Subject to adjustment for any "change in capitalization" as described below, the maximum number of shares of common stock that may be issued upon the exercise or settlement of awards granted under the 2005 Plan is 35,000,000 shares; provided, however, the number of shares of common stock issued under the 2005 Plan with respect to restricted stock, restricted stock units, performance shares, performance units and other stock-based awards may not exceed 17,500,000 shares. The shares to be delivered under the 2005 Plan may be made available from any combination of shares held in El Paso's treasury or authorized but unissued shares of El Paso's common stock. The maximum number of shares of common stock and maximum amount with respect to which awards may be granted to any participant in any one calendar year is referred to as the "Maximum Annual Employee Grant," as follows: (a) 2,000,000 shares in the case of stock options or stock appreciation rights, (b) 1,000,000 shares in the case of restricted stock, restricted stock units, performance shares or performance units and (c) $10,000,000 worth of other awards under the 2005 Plan, including incentive awards. Shares subject to an award under the 2005 Plan will be counted as used to the extent they are actually used. Shares granted under the 2005 Plan which terminate by expiration, forfeiture, cancellation or otherwise will be available for grants of future awards under the 2005 Plan. In addition, any shares subject to a restricted stock unit, performance share, performance unit or other stock-based award which is settled in cash in lieu of shares may again be available for grants of future awards under the Plan. Shares which are withheld or separately surrendered to pay the exercise price of an option or stock appreciation right or to satisfy tax withholding obligations relating to an award will not be available for grant of future awards under the 2005 Plan.

Certain Adjustments.   In the event of a "change in capitalization," an appropriate adjustment will be made to (i) the maximum number and class of shares of common stock or other securities with respect to which awards may be granted under the 2005 Plan, (ii) the maximum number and class of shares of common stock or other securities that may be issued upon exercise of stock options, (iii) the Maximum Annual Employee Grants, (iv) the number and class of shares of common stock or other securities which are subject to outstanding awards and the Stock Option Price or exercise price thereof, if applicable and (v) performance goals. A change in capitalization means any increase or reduction in the number of shares of common stock, any change in the shares of common stock, or any exchange of shares of common stock for a different number or kind of shares of common stock or other securities of El Paso or another company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

Awards. Awards under the 2005 Plan may be in the form of stock options to purchase common stock of El Paso, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive awards, cash awards and other stock-based awards. The awards under the 2005 Plan may be granted either alone or in any combination with all other types of awards under the 2005 Plan. The terms and features of the various forms of awards are set forth below and described more fully in the 2005 Plan, which is attached to this proxy statement as Exhibit C.

Stock Options. A stock option is a right to purchase a specific number of shares of common stock under specific terms, conditions and price. The Plan Administrator will determine the price of the shares of common stock covered by each stock option (the "Stock Option Price"), except that the Stock Option Price may not be less than 100 percent of the fair market value of the shares of common stock on the date the stock options are granted. The Plan Administrator will also set the term of each stock option. The term of a stock option may not exceed ten years from the date of the grant. Stock options granted under the 2005 Plan may be either "incentive stock options" which qualify under the meaning of Section 422 of the Internal Revenue Code or "non-qualified stock options" which are not designed to qualify under Section 422. With respect to each stock option granted under the 2005 Plan, the Plan Administrator will determine the nature and extent of any restrictions to be imposed on the shares of common stock which may be purchased, including, but not limited to, restrictions on the transferability of shares acquired upon exercise. Stock options granted under the 2005 Plan cannot be repriced without the approval of the stockholders other than in connection with a "change in capitalization" in which an adjustment is permitted.

The actual purchase of shares of common stock pursuant to a stock option is called the "exercise" of that stock option. Stock options granted under the 2005 Plan will be exercisable at such time or times and subject to such terms and conditions as determined by the Plan Administrator at the time of grant. The Plan Administrator may waive such restrictions on the exercisability of a stock option at any time on or after the date of the grant in whole or in part, as the Plan Administrator may determine in its sole discretion. Shares covered by a stock option may be purchased at one time or in such installments over the option period as determined by the Plan Administrator.

The Plan Administrator will determine the form of payment of the Stock Option Price, which may include cash, shares of common stock already owned by the participant, or any combination of cash and shares of common stock, with the fair market value of the common stock valued as of the day prior to delivery. The Plan Administrator may also designate additional forms of payment that will be permitted, including the payment of all or a portion of the exercise price from the shares of common stock issuable to a participant upon exercise of a stock option. A participant will not have any of the rights of a stockholder until the shares of common stock are issued to the participant.

Stock Appreciation Rights. A stock appreciation right granted under the 2005 Plan is a right to receive, in shares of common stock, the appreciation in value of a share of common stock between the date the stock appreciation right or related award is granted and the date it is exercised. A stock appreciation right may be granted freestanding or in tandem or in combination with any other award under the 2005 Plan.

Upon exercise, each stock appreciation right will entitle a participant to receive shares of common stock with a fair market value equal to multiplying (i) the difference between the fair market value of a share of common stock on the date the stock appreciation right is exercised over the price fixed at the date of grant (which may not be less than 100 percent of the fair market value of a share of common stock on the date of grant) times (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted in tandem with any other award under the 2005 Plan may be exercised only at such times and to the extent that the award as to which it relates is exercisable. A stock appreciation right expires at the same time the associated award expires.

A holder of a stock appreciation right will not have any of the rights of a stockholder until shares of common stock are issued. The acquisition of common stock pursuant to the exercise of a stock appreciation right will be subject to the same restrictions which apply to the acquisition of common stock acquired upon exercise of a stock option.

Performance Shares and Performance Units. Performance shares granted under the 2005 Plan represent the right to receive a number of shares of common stock for each performance share granted. Performance units granted under the 2005 Plan represent the right to receive a payment, either in cash or shares of common stock, equal to the value of a performance unit. Performance shares or performance units may be granted to participants at any time and from time to time as the Plan Administrator determines. Performance shares and performance units may granted alone or in combination with any other award.

Prior to the grant of each performance share or performance unit, the Plan Administrator will establish the initial number of shares of common stock for each performance share and the initial value for each performance unit. In addition, the Plan Administrator will determine the performance goals used to determine the extent to which the participant receives a payout for the performance period. The Plan Administrator may assign percentages or other relative values of performance which will be applied to determine the extent to which the participant receives a payout. After a performance period has ended, the Plan Administrator will determine the extent to which the performance goals have been met and the holder of a performance share or performance unit is entitled to receive a payout of the number of performance shares or value of performance units awarded. No payout will be made without written certification by the Plan Administrator that the applicable performance goals have been satisfied.

Restricted Stock. Restricted stock is common stock that is subject to forfeiture if a participant's employment terminates before a specified date, if pre-established performance goals for a specified time period are not attained or upon such other factors or criteria as the Plan Administrator may determine. Restricted stock may be granted to participants under the 2005 Plan at any time and from time to time as the Plan Administrator determines. Generally, there is no purchase price associated with restricted stock and, unless otherwise provided in the award agreement, the restriction period on time-based restriction stock will be at least three years and the restriction period on performance-based restricted stock will be at least one year.

A participant who receives a grant of restricted stock will be recorded as a stockholder of El Paso and will have all the rights of a stockholder with respect to such shares (except with respect to the restrictions on transferability during the restriction period), including the right to vote the shares and receive dividends and other distributions paid with respect to the underlying shares. When all applicable conditions associated with a participant's restricted stock have been met, the participant will be issued shares of common stock subject to the payment of all taxes required to be withheld.

Restricted Stock Units. A restricted stock unit granted under the 2005 Plan represents a right to receive a payment, in cash or shares of common stock, equal to the value of a share of common stock. Restricted stock units may be granted to participants at any time and from time to time as the Plan Administrator determines. Unless otherwise provided in the award agreement, the restriction period on time-based restriction stock units cannot be less than three years and the restriction period on performance-based restricted stock units cannot be less than one year.

A participant who receives a grant of restricted stock units will not be recorded as a stockholder of El Paso and will not have any of the rights of a stockholder unless or until the participant is issued shares of common stock in settlement of the restricted stock units granted. The Plan Administrator may determine that restricted stock units will be entitled to dividend equivalents equal to cash dividends, if any, paid on shares of common stock. Dividend equivalents may be paid in cash or common stock or credited to the participant as additional restricted stock units. When all applicable conditions associated with a participant's restricted stock units have been met, restricted stock units will be settled in any combination of cash or shares of common stock subject to the payment of all taxes required to be withheld.

Incentive Awards.   An incentive award is a percentage of a participant's base salary, fixed dollar amount or other measure of compensation to be awarded in cash or other awards under the 2005 Plan at the end of a performance period if certain performance goals or other performance measures are achieved. Prior to the beginning of a particular performance period, or not later than 90 days following the beginning of the relevant fiscal year, the Plan Administrator will establish the performance goals or other performance measures which must be achieved for any participant to receive an incentive award for that performance period. The performance goals or other performance measures may be based on any combination of corporate and business unit performance goals or other performance measures. The Plan Administrator may also establish one or more company-wide performance goals or other performance measures which must be achieved. Such performance goals or other performance measures may include a threshold level of performance below which no incentive award is earned, target levels of performance at which specific incentive awards are earned, and a maximum level of performance at which the maximum level of incentive awards are earned. Incentive awards become payable to the extent the Plan Administrator certifies in writing that the performance goals or other performance measures selected for a particular performance period have been attained. No incentive award will be paid if the threshold level of performance set for each performance goal or other performance measure for the performance period is not attained. The participant's personal performance must be satisfactory, regardless of El Paso's performance and the attainment of the performance goals or other performance measures, before the participant may be granted an incentive award.

At the end of each performance period and within 30 days after the information necessary to make a determination is available for the performance period, the Plan Administrator will determine whether the performance goals or other performance measures for the performance period have been achieved and the amount of each participant's award. Incentive awards may be paid in any combination of cash and/or other awards. Because a participant will bear the risk of forfeiture, price fluctuation, and other attending risks during the restriction period associated with any restricted stock awarded as part of an incentive award, the Plan Administrator may determine that a participant who receives restricted stock as part of an incentive award will be awarded an additional amount of restricted stock up to the amount actually awarded.

In lieu of receiving all or any portion of any cash awarded as part of an incentive award under the 2005 Plan, the Plan Administrator may determine that participants who receive cash as part of an incentive award will be entitled to elect to receive additional shares of restricted stock with a value equal to the portion of the cash award foregone. In addition, the Plan Administrator may determine that any participant who makes such an election will, on account of the attendant risks described above, receive additional shares of restricted stock up to the amount of shares the participant elected to receive in lieu of cash. The election will be irrevocable and will only apply to incentive awards for that performance period.

Cash Awards and Other Stock-Based Awards.   The Plan Administrator may grant cash awards to participants in such amounts and upon such terms, including the achievement of specific performance criteria as the Plan Administrator may determine. The Plan Administrator may also grant other types of equity-based or equity-related awards known as "other stock-based awards" under the 2005 Plan. Other stock-based awards may involve the transfer of actual shares of common stock or payment in cash or otherwise of amounts based on the value of shares of common stock. The Plan Administrator may establish performance criteria applicable to such awards in its sole discretion. Each cash award granted will specify a payment amount or payment range as determined by the Plan Administrator. Each other stock-based award will be expressed in terms of shares of common stock or units based on shares of common stock, as determined by the Plan Administrator.

Performance Goals.   The Plan Administrator may determine that performance criteria will apply to awards granted under the 2005 Plan. To the extent that awards are intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the performance goals may include any one or more of the following, either individually, alternatively or in any combination, applied to either El Paso as a whole or any subsidiary or business unit, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to the pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Plan Administrator: <u>financial goals</u> — earnings; earnings per share; net income; revenues; operating cash flow; free cash flow (defined as operating cash flow less capital expenditures less dividends); debt level; equity ratios; expenses; cost reduction targets; capital expended; working capital; weighted average cost of capital; operating or profit margins; interest-sensitivity gap levels; return on assets; return on equity or capital employed; <u>production and non-regulated business unit goals</u> — amount of the oil and gas reserves; oil and gas reserve additions; oil and gas reserve replacement ratios; costs of finding oil and gas reserves; daily natural gas and/or oil production; <u>regulated business unit goals</u> — contracted capacity on pipelines; throughput levels on pipelines; <u>corporate and other</u> — total shareholder return; market share; charge-offs; assets; non-performing assets; asset sale targets; asset quality levels; value of assets; fair market value of the common stock; employee retention/attrition rates; investments; regulatory compliance; satisfactory internal or external audits; improvement of financial ratings; safety targets; economic value added; or achievement of balance sheet or income statement objectives. The Plan Administrator may adjust the performance goals to include or exclude extraordinary charges, gain or loss on the disposition of business units, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offerings, stock repurchases and loan loss provisions.

Termination of Employment. The award agreement applicable to each award granted under the 2005 Plan will set forth the effect of a participant's termination of employment upon such award. Unless explicitly set forth otherwise in an award agreement or as determined by the Plan Administrator, (i) all of a participant's unvested and/or unexercisable awards automatically will be forfeited upon termination of a participant's employment for any reason, and, with respect to stock options or stock appreciation rights, a participant will be permitted to exercise the vested portion of the stock option or stock appreciation right for at least three months following termination of employment, and (ii) all of a participant's awards whether vested or unvested, exercisable or unexercisable automatically will be forfeited upon the termination of the participant's employment for cause. Provisions regarding the effect of a termination of employment upon an award will be determined in the sole discretion of the Plan Administrator and need not be uniform among all awards or among all participants.

Change in Control. Under the 2005 Plan, a change in control occurs if: (i) any person or entity becomes the beneficial owner of 20 percent or more of El Paso's common stock; (ii) any person or entity (other than El Paso) purchases the common stock by way of a tender or exchange offer; (iii) El Paso stockholders approve a merger or consolidation, sale or disposition or a plan of liquidation or dissolution of all or substantially all of El Paso's assets; or (iv) if over a two year period a majority of the members of the Board of Directors at the beginning of the period cease to be directors. A change in control has not occurred if El Paso is involved in a merger, consolidation or sale of assets in which the same stockholders of El Paso before the transaction own 80 percent of the outstanding common stock after the transaction is complete.

Except as otherwise provide in an award agreement, in the event of a participant's termination of employment (a) without cause or (b) by the participant for "Good Reason" (as defined in the 2005 Plan), if applicable, within two years following a change in control (i) all stock options and stock appreciation rights will become fully vested and exercisable, (ii) the restriction periods applicable to all shares of restricted stock and restricted stock units will immediately vest, (iii) the performance periods applicable to any performance shares, performance units and incentive awards that have not ended will end and such awards will become vested and payable in cash in an amount assuming target levels of performance by both participants and El Paso have been achieved within ten days following such termination and (iv) any restrictions applicable to cash awards and other stock-based awards will immediately lapse and, if applicable, become payable within ten days following such termination.

Transferability. Awards granted under the 2005 Plan may not be transferred, assigned, pledged, or hypothecated in any manner except in the case of the death of a participant. Non-qualified stock options may be transferred to certain immediate family members, directly or indirectly or by means of a trust, corporate entity or partnership, as provided for in the 2005 Plan and allowed by the Plan Administrator. Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of awards granted under the 2005 Plan, or any right or privilege conferred thereby, contrary to the provisions of the 2005 Plan, may result in the forfeiture of any affected award.

Termination and Amendment. The Plan Administrator, subject to the approval of the Board of Directors, may from time to time amend the 2005 Plan as it deems proper and in the best interest of El Paso; provided, however, (i) stockholder approval is required to the extent required by applicable law, regulation or stock exchange and (ii) no change in any award previously granted under the 2005 Plan may be made without the consent of the participant which would impair the right of the participant to acquire or retain common stock or cash that the participant may have acquired as a result of the 2005 Plan. The Board of Directors may at any time suspend the operation of or terminate the 2005 Plan with respect to any shares of common stock or rights which are not at that time subject to any award outstanding under the 2005 Plan. No award may be granted under the 2005 Plan on or after the tenth anniversary of the effective date of the 2005 Plan.

United States Federal Income Tax Consequences. The following discussion briefly summarizes the material federal income tax consequences of participation in the 2005 Plan. This discussion is general in nature and does not address issues related to the tax circumstances of any particular participant. The discussion is limited to the impact of the Internal Revenue Code as is currently in effect upon United States citizens residing in the United States.

Under the Internal Revenue Code, a participant granted a non-qualified stock option or incentive stock option realizes no taxable income upon receipt of the stock option, but in the case of a non-qualified stock option a participant is deemed to have realized ordinary taxable income upon the exercise of the stock option equal to the excess of the fair market value of the shares of common stock acquired at the time of the exercise of the stock option over the Stock Option Price. El Paso will be entitled to a deduction equal to the same amount to the extent such amount is treated as reasonable compensation under the Internal Revenue Code. The deduction will be allowed in El Paso's taxable year which includes the last day of the participant's taxable year in which the stock option is exercised. A participant's tax basis in shares of common stock acquired upon the exercise of a stock option will be the fair market value of such common stock on the date the stock option is exercised. Upon any sale of shares of common stock acquired under the 2005 Plan, the participant's gain or loss will therefore equal the difference between the sale price and such tax basis. (Notwithstanding the foregoing, in the event of a "cashless" exercise of stock options, the fair market value shall equal the actual sales price of the underlying shares of common stock.) Upon disposition by a participant of incentive stock option shares, any gain or loss realized by the participant will generally be taxed as a capital gain or loss. There will be no federal income tax consequences to El Paso upon the disposition of shares acquired upon exercise of an incentive stock option, provided the necessary holding periods have been met.

The grant of a stock appreciation right to a participant will have no taxable consequences for the participant or El Paso. The exercise of a stock appreciation right results in taxable income to the participant equal to the difference between the price of the stock appreciation right and the fair market value of the shares of common stock on the date of exercise, and a corresponding tax deduction to El Paso.

With respect to awards other than stock options and stock appreciation rights that result in a transfer to the participant of cash or shares or other property, if no restriction on transferability or substantial risk of forfeiture applies to the transferred amounts, the participant generally recognizes ordinary income equal to the cash or the fair market value of shares or other property actually received. If a restriction on transferability or substantial risk of forfeiture applies to shares or other property transferred to a participant under an award, the participant generally recognizes ordinary income equal to the fair market value of the transferred amounts at the earlier of the time when either the restriction on transferability or substantial risk of forfeiture lapses. The ordinary income recognized by a participant will be subject to both wage withholding and employment taxes.

In the case of restricted stock, for example, a participant may elect under Section 83(b) of the Code to be taxed at the time of grant rather than at the time the restriction on transferability or substantial risk of forfeiture lapses. A participant who makes a Section 83(b) election with respect to restricted stock will include in ordinary income, as compensation at the time the restricted stock is first granted, the excess of the fair market value of such shares of common stock at the time of issuance over the amount paid, if any, by the participant for such common stock. With respect to Section 16 Insiders, there are situations where the subsequent sale of shares of common stock within six months of their vesting under an award could subject the individual to liability under Section 16(b) of the Securities Exchange Act of 1934; therefore, valuation of the shares would be deferred until six months from the date of distribution. The only way to have the stock valued on the date of distribution is if a Section 83(b) election is made.

If a Section 83(b) election is made, any dividends or other distributions received on the shares of common stock that are subject to restrictions will be treated as dividend income. If a participant does not make an election under Section 83(b), distributions received on the shares of common stock for the time period prior to the lapse of the restrictions will be treated as additional compensation. A deduction by El Paso will be allowed for federal income tax purposes in an amount equal to the ordinary income recognized by the employee with respect to the restricted stock awarded.

Benefits under the Plan. The Plan Administrator has not yet granted awards under the 2005 Plan. However, the following table sets forth recent annual awards made under the Prior Plans, which would have been made under the 2005 Plan had that plan been approved, to the following groups: (i) each of the named executives, (ii) all current executive officers as a group, (iii) all current directors who are not executive officers, as a group, and (iv) all employees, including all current officers who are not executive officers, as a group.


2005 Omnibus Incentive Compensation Plan


Name and Position	Dollar Value ($)	Number of Shares Underlying Awards (#)(1)
Douglas L. Foshee President and Chief Executive Officer	$ 1,250,000	598,251
John W. Somerhalder II Executive Vice President	684,735	—
Lisa A. Stewart Executive Vice President	441,604	179,475
D. Dwight Scott Executive Vice President and Chief Financial Officer	498,644	179,475
Robert W. Baker Executive Vice President and General Counsel	295,203	179,475
Executive Officer Group, 5 persons total, including those individuals listed above	3,170,186	1,136,676
Non-Executive Director Group	—	—
Employee Group, approximately 5,334 persons total	41,147,008	4,730,681

(1) The number of awards reflected for each group is representative of the 2005 annual grant, which the Plan Administrator has authorized to be made in April 2005 based upon the achievement of El Paso's performance and the performance of each individual. However, the Plan Administrator may, subject to the limitations of the 2005 Plan, make such other grants at such times as it deems necessary and appropriate to further the policies and mission of the Compensation Committee, as described in the Compensation Committee Report on Executive Compensation found on page 27 of this proxy statement. The fair market value of El Paso's common stock was $10.48 as of March 28, 2005.

Recommendation. The Board of Directors believes that approval of the 2005 Plan is in the best interest of El Paso and its stockholders because the Plan will enable El Paso to attract and retain employees of El Paso and its subsidiaries and provide those employees with competitive incentives which also align their interests with those of the stockholders.

WE RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE EL PASO CORPORATION 2005 OMNIBUS INCENTIVE COMPENSATION PLAN.

PROPOSAL NO. 4 — Ratification of Appointment of PricewaterhouseCoopers LLP as Independent Certified Public Accountants

The Board of Directors, at the request of the Audit Committee, is seeking stockholder ratification of the resolution appointing PricewaterhouseCoopers LLP, 1100 Louisiana Street, Suite 4100, Houston, Texas 77002, as independent certified public accountants for El Paso for fiscal year 2005.

In the normal course of the Audit Committee's duties, as set forth in the Audit Committee Charter, the Audit Committee performs a thorough evaluation of El Paso's independent certified public accountants, including a review of the quality and expertise assigned to El Paso's engagement team, the scope of the audit work and the independence of the auditor. These evaluations are part of an overall review of El Paso's internal controls that are designed to safeguard El Paso's financial and accounting integrity. The resolution appointing the independent certified public accountants for El Paso is subject to ratification by the stockholders.

In light of the reserve revision and production hedge accounting matters El Paso faced during 2004 as well as El Paso's incorrect adoption of SFAS 141 and SFAS 142 in 2002, the Audit Committee gave careful consideration to its recommendation to continue its use of PricewaterhouseCoopers LLP as independent certified public accountants for El Paso for 2005. The Audit Committee, as well as the full Board of Directors, continues to believe that PricewaterhouseCoopers LLP is a quality firm and their use is in the best interests of the stockholders. The Audit Committee also gave careful consideration to the long-standing relationship El Paso has with PricewaterhouseCoopers LLP to ensure that this relationship could not interfere with independent auditing practices. Although PricewaterhouseCoopers LLP has served as independent certified public accountants for El Paso since 1983 (when Coopers & Lybrand was the independent auditor for El Paso Natural Gas Company), a review of El Paso's significant acquisitions during the past ten years reflects that El Paso's history with PricewaterhouseCoopers LLP is, in fact, far less significant. None of the companies acquired by El Paso used PricewaterhouseCoopers LLP as their public accountants and neither current management nor Mr. Braniff, the Chairman of the Audit Committee, has a long-standing relationship with PricewaterhouseCoopers LLP. In addition, beginning this year, El Paso has a new senior audit partner leading its engagement team who was selected by the Audit Committee after an extensive interview and due diligence process. Further, the PricewaterhouseCoopers LLP engagement team assigned to El Paso's audit has experienced an annual attrition rate of 35 percent and has experienced turnover in assignments and turnover in engagements at the partner and manager levels. This provides El Paso with a rotation of independent auditors who can provide their experiences and new perspectives to El Paso's audit. The Board of Directors, at the request of the Audit Committee, therefore, is recommending the ratification of the appointment of PricewaterhouseCoopers LLP as certified public accountants for El Paso for the fiscal year 2005.

The affirmative vote of a majority of the votes cast on the proposal is required for approval of this proposal. Abstentions and broker non-votes are not counted as votes cast, and therefore do not affect the outcome of the proposal.

If the appointment is not ratified by a majority of the votes cast, the adverse vote will be considered as an indication to the Audit Committee that it should consider selecting other independent certified public accountants for the following fiscal year. Given the difficulty and expense of making any substitution of accountants after the beginning of the current fiscal year, it is contemplated that the appointment for the fiscal year 2005 will be permitted to stand unless the Audit Committee finds other good reason for making a change.

PricewaterhouseCoopers LLP examined El Paso's and its affiliates' financial statements for fiscal year 2004. For services performed related to fiscal years 2004 and 2003, PricewaterhouseCoopers LLP billed El Paso in the amounts listed below for professional services rendered for the years ended December 31, 2004 and 2003.

Principal Accountant Fees and Services

Aggregate fees for professional services rendered for El Paso by PricewaterhouseCoopers LLP for the years ended December 31, 2004 and 2003, were:

	December 31, 2004	December 31, 2003 (1)
Audit	$19,818,371	$17,151,747
Audit Related	1,772,024	2,620,000
Tax	452,491	850,000
All Other	0	90,000
Total	$22,042,886	$20,711,747

(1) The amount reflected for Audit fees for 2003 includes $6,051,747 that was billed after we filed our 2003 proxy statement and related to audit work performed on our 2003 financial statements as a result of the restatements we made in 2003.

The *Audit* fees for the years ended December 31, 2004 and 2003, respectively, were for professional services rendered for the audits of the consolidated financial statements of El Paso, statutory subsidiary and equity investee audits; beginning in 2004, the audit of our internal controls in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (approximately $8.1 million); the review of documents filed with the Securities and Exchange Commission; consents and the issuance of comfort letters.

The *Audit Related* fees for the years ended December 31, 2004 and December 31, 2003, respectively, were for professional services rendered for employee benefit plans; the carve-out audits of businesses disposed of by El Paso; responding to inquiries of certain federal agencies related to audit work performed; accounting consultations; during 2003, Sarbanes-Oxley Act of 2002 readiness work and other attest services.

Tax fees for the years ended December 31, 2004 and 2003, respectively, were for professional services related to tax compliance and tax planning. For 2004, only $55,000 of the tax fees were related to tax planning, with the remainder related to tax compliance.

All Other fees for the year ended December 31, 2003, were for professional services rendered for other advisory services.

El Paso's Audit Committee has adopted a pre-approval policy for audit and non-audit services. See page 10 of this proxy statement for a description of this policy.

The Audit Committee has considered whether the provision of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining auditor independence and has determined that auditor independence has not been compromised. A representative of PricewaterhouseCoopers LLP will be at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and is expected to be available to answer appropriate questions.

WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR EL PASO FOR THE FISCAL YEAR 2005.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires El Paso's directors, certain officers and beneficial owners of more than ten percent of a registered class of El Paso's equity securities to file reports of ownership and reports of changes in ownership with the SEC and the New York Stock Exchange. Directors, officers and beneficial owners of more than ten percent of El Paso's equity securities are also required by SEC regulations to furnish El Paso with copies of all such reports that they file. Based on El Paso's review of copies of such forms and amendments provided to it, El Paso believes that all filing requirements were timely complied with during the fiscal year ended December 31, 2004.

By the Order of the Board of Directors

David L. Siddall
Corporate Secretary

Houston, Texas
April 7, 2005

Exhibits: A: Audit Committee Charter
            B: El Paso Corporation 2005 Compensation Plan for Non-Employee Directors
            C: El Paso Corporation 2005 Omnibus Incentive Compensation Plan



AUDIT COMMITTEE CHARTER

Objectives

The Audit Committee is a committee of the Board of Directors (the "Board") of El Paso Corporation (the "Company"). Its primary purposes are to (A) assist the Board in fulfilling its oversight responsibilities relating to (1) the integrity of the Company's financial statements, (2) the evaluation and retention of the independent auditor's and any third party petroleum reserves engineer (including a review of their qualifications, independence and performance), (3) the performance of the Company's internal audit and ethics and compliance functions, (4) the Company's compliance with legal and regulatory requirements and its Code of Business Conduct, and (5) the Company's risk management policies and procedures, and (B) prepare the report by the Audit Committee required by the Securities and Exchange Commission's ("SEC") to be included in the Company's proxy statement, or, if the Company does not file a proxy statement, in the Company's annual report filed on Form 10-K with the SEC. The Audit Committee provides an open avenue of communication between the Company's management, the internal auditors, the independent accountants, and the Board.

Membership and Policies

- The Board, based upon a recommendation by the Governance Committee of the Board, shall appoint the Chairperson and members of the Committee annually. The Audit Committee shall be composed of not less than three members of the Board, each of whom shall qualify as "independent" (pursuant to the rules adopted by the New York Stock Exchange and the SEC or any other applicable laws). Members of the Committee may be removed from the Committee only by action of the full Board.

- Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Company's Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee.

- At least one member of the Audit Committee shall be an "audit committee financial expert," as such term is defined in the rules adopted by the SEC and interpreted by the Company's Board in its business judgment; provided, however, that if at least one member of the Audit Committee is not determined by the Board to be an "audit committee financial expert," then the Company shall disclose such determination and the reasons for such determination as required by applicable SEC rules. At least one member of the Audit Committee shall have accounting or related financial management expertise, as the Company's Board interprets such qualification in its business judgment in accordance with the rules of the New York Stock Exchange; provided, however, that this may be the same individual as the member who is an "audit committee financial expert" (if any) described in the preceding sentence.

- Audit Committee members shall not serve on the audit committee of more than two other publicly traded companies unless the Board first determines that the simultaneous service does not impair the Audit Committee member's ability to effectively serve on this Company's Audit Committee and discloses such determination in the Company's annual proxy statement.

- The Audit Committee shall have the sole authority and responsibility to select, retain, evaluate and, where appropriate, terminate independent counsel and other advisers, as it determines necessary to carry out its duties. Such engagement shall not require approval of the Board. The Company shall provide appropriate funding, as determined by the Audit Committee, for (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any third party reserves engineer for the purpose of reviewing or auditing the Company's proved oil and gas reserves, (iii) compensation for independent counsel and other advisers retained by the Audit Committee, and (iv) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out is duties.

- The Audit Committee shall establish a schedule of meetings each year in order to discharge its responsibilities, and shall meet at least quarterly, and more frequently as circumstances require. The Audit Committee may also meet by telephone conference call or any other means permitted by law or the Company's By-laws.

- In discharging its duties under this Charter, the Committee may investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, may conduct meetings or interviews with any officer or employee of the Company, the Company's outside counsel, internal audit service providers, independent auditors, third party reserves engineers, independent counsel or consultants to the Committee and may invite any such persons to attend one or more meetings of the Committee.

- The Committee may designate one or more subcommittees consisting of at least one member to address specific issues on behalf of the Committee. In addition, the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve any transaction for which such delegation is permissible under applicable law and the rules of the New York Stock Exchange, provided that such pre-approval decision is subsequently presented to the full Audit Committee at its next scheduled meeting.

- A Secretary, who need not be a member of the Committee, shall be appointed by the Committee to keep minutes of all meetings of the Committee and such other records as the Committee deems necessary and appropriate.

- The Audit Committee shall make regular reports to the Board on its activities and shall review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements and its Code of Business Conduct, the Company's compliance with its risk management policies and procedures, the performance and independence of the independent auditors or the performance of the internal audit and ethics and compliance functions.

Functions

A. **Oversight of Financial Statements, Internal Controls over Financial Reporting and Disclosure Controls and Procedures**

- The Audit Committee shall meet with management and the independent auditor to review, discuss and provide oversight with respect to the annual and quarterly financial statements and associated disclosures in the Company's Form 10-K and Form 10-Q filings (including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations"), and any other material filings with the SEC. Such review and oversight shall include a review and discussion of any matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards, applicable law or regulation or the applicable listing standards (including the rules of the New York Stock Exchange). Following such a review and discussion of the financial information to be included in the annual report on Form 10-K, the Committee shall make a determination whether to recommend to the Board that the audited financial statements be included in the Company's annual report on Form 10-K.

- The Audit Committee shall review and discuss with management and provide oversight with respect to the types of information to be disclosed, and the type of presentation to be made, with regard to earnings press releases and financial information and earnings guidance given to analysts and rating agencies, including reviewing any pro forma or adjusted non-GAAP data.

- The Audit Committee shall review with the Corporate Controller and the independent auditor and provide oversight with respect to (a) all critical accounting policies and practices, (b) any significant changes in the Company's selection and application of accounting principles as well as any other significant financial reporting issues, (c) judgments made in connection with the preparation of the financial statements including analyses of the effects of alternative GAAP methods on the financial statements, and (d) other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

- The Audit Committee shall review with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements.

- The Audit Committee shall review with the independent auditor (a) plans, scope and staffing requirements for each annual audit, (b) the results of the annual audit and resulting opinion (including any material issues regarding accounting and auditing issues and management's response), and (c) the responsibilities, budget and staffing of the internal audit function.

- The Audit Committee shall review with the independent auditor any audit problems or difficulties and management's responses, including (a) accounting adjustments that the auditors noted or proposed but were "passed" (as immaterial or otherwise), (b) any significant disagreements with management, (c) any restrictions on the scope of activities or access to information, (d) communications between the audit team and its national office with respect to issues presented by the engagement team, and (e) any management or internal control letter issued or proposed to be issued by the audit firm to the Company. This review shall also include discussion of the responsibilities, budget and staffing of the Company's internal audit functions.

- The Audit Committee shall meet, on a quarterly basis, with the head of internal audit, the independent auditor and management to discuss (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize, and report financial information, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

- The Audit Committee shall review with the Chief Executive Officer, the Chief Financial Officer, the Internal Auditor and the General Counsel and provide oversight with respect to the Company's disclosure controls and procedures, including a periodic review, but in no event less frequently than quarterly, of management's conclusions about the efficacy of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

- The Audit Committee shall review management's report on internal control and the independent auditor's attestation on the Company's internal control and management's assertion to be included annually in the Company's annual report on Form 10-K.

- The Audit Committee shall review with management and the independent auditor any correspondence with regulators or government agencies and any published reports which raise issues regarding the Company's financial statements or accounting policies.

- The Audit Committee shall prepare the report for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange, as applicable.

- The Audit Committee shall meet annually (or more frequently as circumstances require) with any third party petroleum reserves engineer retained to review the Company's oil and gas reserves, as well as with management and any relevant committees of the Company that are either responsible for, or provide oversight with respect to, the reserves estimation process.

B. Retention of Independent Auditor and Third Party Petroleum Reserves Engineer

- The Audit Committee shall be responsible for the appointment, termination, compensation, retention, evaluation and oversight of the work of the independent auditing firm engaged by the Company (including resolution of disputes between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing any other audit, review or attest services for the Company, and the independent auditor shall report directly to the Audit Committee. The Audit Committee's selection of the Company's independent auditor may be subject to shareholder approval if required by law or by the Company's Restated Certificate of Incorporation or By-laws. The Committee shall have sole authority to approve all audit engagement fees and terms and all significant non-audit engagements. All auditing services and permitted non-audit services provided to the Company by the independent auditor shall be pre-approved by the Audit Committee in accordance with applicable law and the Committee shall consider whether the provision of any non-audit services is compatible with the independent auditor's independence. These responsibilities do not preclude the Committee from obtaining the input of management, but these responsibilities may not be delegated to management. Similarly, while the Committee retains ultimate oversight over the independent audit function, management may consult with the independent auditor whenever necessary.

- The Audit Committee shall evaluate, at least annually, the independent auditor's qualifications, performance and independence, including a view and evaluation of the lead partner of the independent auditor. In connection with each such evaluation, the Audit Committee shall obtain and review a formal written report by the independent auditor which (a) describes the audit firm's internal quality control procedures, (b) describes any material issues raised by the most recent internal quality control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the auditing firm and steps taken to address the issues, and (c) delineates all relationships between the independent auditor and the Company in order to assess the auditor's independence. In making its evaluations, the Audit Committee shall consult with and take into consideration the opinions of management and the Company's internal auditor. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

- The Audit Committee shall review the regular rotation of audit partners as required by law or otherwise deemed appropriate by the Committee. The Audit Committee may also review, when deemed appropriate by the Committee, whether there should be a rotation of the audit firm itself.

- The Audit Committee shall set clear hiring policies for employees or former employees of the independent auditor in compliance with applicable law and listing standards. At a minimum, the Audit Committee will adopt hiring policies in compliance with Section 10A(l) of the Securities Exchange Act of 1934 and applicable New York Stock Exchange rules.

- The Audit Committee shall be responsible for the appointment, termination, compensation, and retention of any third party petroleum reserves engineer to review or audit the Company's oil and gas reserves. The Audit Committee shall review the third party petroleum reserves engineer's qualification, performance and independence (including, where appropriate, a review of non-audit work, conflicts of interest, rotation of representatives and employment relationships).

C. Oversight of Internal Audit and Ethics and Compliance Functions

- The Audit Committee shall review the internal audit function established by the Company as required by the New York Stock Exchange or as otherwise deemed appropriate by the Committee.

- The Audit Committee shall participate in the selection or removal of the head of internal audit.

- The Audit Committee shall review annually with the head of internal audit: (a) audit plans and scope for internal audit activities, (b) results of audits performed, (c) adequacy of staffing, (d) the annual budget, and (e) the internal audit department charter.

- The Audit Committee shall review with the head of internal audit and the independent auditor the coordination of their respective audit efforts to ensure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

- The Audit Committee shall review and provide oversight with respect to the Company's Code of Business Conduct, including the Company's procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Company of concerns regarding accounting or financial reporting practices.

- The Audit Committee shall meet periodically with the Ethics Officer to review the Company's compliance with its Code of Business Conduct, as well as any allegations (and investigations thereof) regarding concerns on the Company's accounting or financial reporting practices.

D. Oversight of Legal and Regulatory Compliance and Risk Management

- The Audit Committee shall meet periodically with the Company's general counsel and other appropriate legal staff of the Company to review material legal affairs of the Company, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

- The Audit Committee shall meet periodically with management to review, discuss and provide oversight with respect to the Company's risk assessment and risk management guidelines and policies and the Company's significant risk exposures (whether financial, operating or otherwise), as well as the steps management has taken to monitor and control these exposures. In providing such oversight, the Audit Committee may also discuss the Company's major risk exposures with the Company internal and independent auditors.

E. Other Duties and Functions

- The Audit Committee may meet in executive session (without management or independent auditors present), and shall meet, at least once a quarter, with each of Company management, head of internal audit and the independent auditor in separate executive sessions.

- The Audit Committee shall review and reassess the adequacy of this charter at least annually and submit any proposed changes to the Board for approval.

- The Audit Committee shall conduct an annual performance evaluation in accordance with the rules adopted by the New York Stock Exchange, which may be done in conjunction with the annual evaluations of the Board and committees thereof conducted by the Governance Committee.

- The Audit Committee will perform such other functions as assigned by applicable law, the rules adopted by the New York Stock Exchange, the Company's restated certificate of incorporation or By-laws, or the Board.

- Other than with respect to its duties to appoint, terminate, retain, and evaluate the independent auditor, the function of the Audit Committee is one of oversight. While the Audit Committee has the responsibilities and powers set forth in this Charter, members of the Audit Committee are not employees of the Company and are entitled to rely on the integrity of the Company's management and the independent auditor. Therefore, the Audit Committee has neither the duty nor the responsibility to (1) conduct audit, accounting, risk management, compliance or legal reviews, or (2) ensure that the Company's financial statements or disclosures are complete, accurate and in accordance with GAAP or SEC laws and regulations. Rather, the Company's management is responsible for such matters and the Company's independent auditor is responsible for auditing the Company's financial statements.

Effective: February 18, 2005

EL PASO CORPORATION

2005 COMPENSATION PLAN
FOR
NON-EMPLOYEE DIRECTORS

TABLE OF CONTENTS

EL PASO CORPORATION

2005 COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

SECTION 1

PURPOSE

1.1 Purpose

The purpose of the Plan is to provide a compensation program for non-employee Directors of El Paso Corporation (the "Company"), that will attract and retain highly qualified individuals to serve as members of the Company's Board of Directors (the "Board"). The Plan permits non-employee Directors of the Company to receive their Compensation (as defined below) in the form of cash, deferred cash, deferred shares of Company common stock, par value $3 per share, ("Common Stock") or any combination of the foregoing. For purposes of the Plan, the term "Compensation" shall mean the Participant's annual retainer and meeting fees, if any, for each regular or special meeting of the Board and for any committee meetings attended.

SECTION 2

ADMINISTRATION

2.1 Management Committee

Subject to Section 10.7, the Plan shall be administered by a management committee (the "Management Committee") consisting of the Chief Executive Officer of the Company or such other senior officers as the Chief Executive Officer shall designate. The Management Committee shall interpret the Plan, shall prescribe, amend and rescind rules relating to it from time to time as it deems proper and in the best interests of the Company, and shall take any other action necessary for the administration of the Plan. Any decision or interpretation adopted by the Management Committee shall be final and conclusive and shall be binding upon all Participants (as defined in Section 3.1).

SECTION 3

PARTICIPATION

3.1 Participants

Each person who is a non-employee Director of the Company on the Effective Date (as defined in Section 10.9) of the Plan shall become a participant in the Plan (a "Participant") on the Effective Date. Thereafter, each non-employee Director of the Company shall become a Participant immediately upon election to the Board.

SECTION 4

SHARES AVAILABLE FOR THE PLAN

4.1 Maximum Number of Shares

Subject to Section 4.2, the maximum number of shares of Common Stock which may at any time be awarded under the Plan is two million five hundred thousand (2,500,000) shares of Common Stock. Awards may be from shares held in the Company's treasury or issued out of authorized but unissued shares of the Company, or partly out of each, as shall be determined by the Management Committee.

4.2 Adjustment to Number of Shares

In the event of recapitalization, stock split, stock dividend, exchange of shares, merger, reorganization, change in corporate structure or shares of the Company or similar event, the Board, upon recommendation of the Management Committee, may make appropriate adjustments to the number of shares (i) authorized for the Plan, and (ii) allocated under the Common Stock Deferral (as defined in Section 6.2).

SECTION 5

COMPENSATION

5.1 Amount of Compensation

Each Director's Compensation shall be determined in accordance with the Company's By-laws and shall be paid, unless deferred pursuant to Section 6, in the Plan Year (as defined in Section 5.3) in which it is earned in four equal quarterly installments with each installment being made on or about the last day of the applicable Plan Quarter (as defined in Section 5.4) (the "Payment Date"). The Management Committee, if necessary, may determine prior to the beginning of the applicable Plan Quarter for which Compensation is to be paid that payment shall be made at a date later than the Payment Date.

5.2 Compensation Election

Except as provided in Section 7, by December 31 of the calendar year prior to each Plan Year, or at such later time as may be provided by Treasury Regulations promulgated under Section 409A of the Internal Revenue Code (the "Code"), each Participant may elect to receive his or her Compensation for the following Plan Year (as defined below) in the form of cash, deferred cash, deferred Common Stock or any combination of the foregoing, by submitting a written notice to the Company in the manner prescribed by the Management Committee. In the case of a newly-elected Director, such election may be made within thirty (30) days of the Director's election to the Board with respect to Compensation for services performed subsequent to the election. Any combination of the alternatives may be elected, provided the aggregate of the alternatives elected may not exceed one hundred percent (100%) of the Participant's Compensation, except as provided in Section 6.2(a). Unless otherwise provided under the terms of the Compensation, if no election is received by the Company, the Participant shall be deemed to have made an election to receive his or her Compensation in undeferred cash. An election under this Section 5.2 shall be irrevocable and shall apply to the Compensation earned during the Plan Year (as defined below) for which the election is effective.

5.3 Plan Year

The term "Plan Year" shall mean the period which begins on the day of the Company's annual stockholders' meeting and terminates the day before the succeeding annual stockholders' meeting.

5.4 Plan Quarter

The term "Plan Quarter" shall mean each calendar quarter except that (i) the first Plan Quarter of any Plan Year which normally shall be a "short" quarter beginning on the day of the annual stockholders' meeting and ending on June 30, and (ii) the fourth Plan Quarter of any Plan Year normally shall be a "long" quarter beginning on January 1 and ending on the day before the annual stockholders' meeting.

SECTION 6

DEFERRED COMPENSATION

6.1 Deferred Cash

If a Participant elects pursuant to Section 5.2 to have all or a specified percentage of his or her Compensation deferred in cash, such amount (a "Cash Deferral") shall be recorded in a Memorandum

Deferred Account (as defined in Section 6.3) as of the date the Compensation otherwise would have been paid.

6.2 Deferred Common Stock

(a) If a Participant elects pursuant to Section 5.2 to have all or a specified percentage of his or her cash Compensation deferred in Common Stock, or if an amount is required to be taken in Common Stock pursuant to Section 5.1, and/or the Company's By-laws, an amount shall be recorded in a Memorandum Deferred Account, in the form of shares of Common Stock, as determined in subsection (b) below, as of the date the Compensation otherwise would have been paid. The amount credited to the Participant's Memorandum Deferred Account in such case (the "Common Stock Deferral") shall be equal to the amount actually deferred plus a premium (the "Conversion Premium"). The Conversion Premium shall be twenty-five percent (25%) of the Compensation actually deferred.

(b) The number of shares of Common Stock credited to a Participant's Memorandum Deferred Account shall equal the Common Stock Deferral divided by the Fair Market Value of the Common Stock on the applicable Payment Date. For purposes of this Plan, "Fair Market Value" shall be the mean between the highest and lowest quoted selling prices at which the Common Stock is sold on the applicable Payment Date as reported in the NYSE Composite Transactions by *The Wall Street Journal* or any other comparable service the Management Committee may determine is reliable on such date, or if no Common Stock was traded on such date, on the next preceding date on which Common Stock was so traded.

(c) Subject to Section 10.1, each Participant who elects deferred Common Stock shall, once the shares of Common Stock have been credited to his or her Memorandum Deferred Account, receive dividend equivalents and other distributions on such shares, subject to applicable laws. Any such dividend equivalents and other distributions shall be deemed reinvested promptly in additional shares of Common Stock and such additional shares shall be credited to the Memorandum Deferred Account. To the extent a trust is established pursuant to Section 6.4, and Common Stock is held by such trust, each Participant who elects deferred Common Stock shall have the right, subject to applicable law and the applicable trustee, to direct the trustee to vote a percentage of the Common Stock held by the trust that corresponds to the total number of shares of Common Stock credited to the Participant's Memorandum Deferred Account over the total shares of Common Stock credited to Participants' accounts under all plans covered by the trust arrangement.

(d) The deferred Common Stock balance in the Memorandum Deferred Account shall be payable to the Participant in Common Stock.

6.3 Memorandum Deferred Account

The Company shall establish a ledger account (the "Memorandum Deferred Account") for each Participant for the purpose of recording the Company's obligation to pay the Compensation as provided in Sections 9.1 and 9.2, and for recording the Long-Term Equity Credit, described below in Section 7.

(a) Except as provided in Section 6.4, interest shall accrue on all Cash Deferrals to the date of distribution and shall be credited to the Memorandum Deferred Account at the end of each calendar quarter or such other periods as may be determined by the Management Committee. The Management Committee shall determine the rate of interest or earnings/losses credited to the Memorandum Deferred Account periodically and in so doing may take into account the earnings, losses, appreciation or depreciation attributable to discretionary investments made pursuant to Section 6.4, and any other factors it deems appropriate.

(b) The Company shall promptly credit each Participant's Memorandum Deferred Account with the number of shares of Common Stock calculated in accordance with Section 6.2(b) and (c).

6.4 Discretionary Investment by Company

The deferred amounts to be paid to the Participants are unfunded obligations of the Company. The Management Committee may direct that an amount equal to the deferred amount shall be invested by the

Company as the Management Committee, in its sole discretion, shall determine. The Management Committee may in its sole discretion determine that all or some portion of an amount equal to the Common Stock Deferrals and Cash Deferrals, and (where appropriate) interest thereon, shall be paid into one or more grantor trusts to be established by the Company. The Management Committee may designate an investment advisor to direct investments and reinvestments of the funds, including investment of any grantor trusts hereunder.

SECTION 7

LONG-TERM EQUITY

7.1 Long-Term Equity Credit

In addition to elective deferrals under Section 6.2(a), each Participant's Memorandum Deferred Account shall be credited on each Payment Date with an amount equal to one-fourth (1/4) of the Participant's annual Compensation (the "Long-Term Equity Credit") or as otherwise determined in accordance with the Company's By-laws. The Long-Term Equity Credit shall be in the form of a Common Stock Deferral, but such credit shall not be entitled to the Conversion Premium. Except for the absence of the Conversion Premium, the Long-Term Equity Credit shall be treated the same as all other Common Stock Deferrals under this Plan.

SECTION 8

PHANTOM STOCK UNITS

8.1 Phantom Stock Units

(a) Notwithstanding Section 5.2, if the Management Committee determines that the maximum number of shares of Common Stock which may be awarded pursuant to Section 4.1 of the Plan has been issued, then phantom stock units which shall have an accounting value equal to the Fair Market Value of one (1) share of Common Stock ("PSUs") shall be credited to the Participant's Memorandum Deferred Account for his or her Common Stock Deferral and/or Long-Term Equity Credit for the Plan Year. The amount of PSUs credited to the Participant's Memorandum Deferred Account for his or her Common Stock Deferral shall include the Conversion Premium.

(b) Each Participant who receives PSUs shall, once the PSUs have been credited to his or her Memorandum Deferred Account, have the right to receive dividend equivalents and other distributions on such PSUs, subject to applicable laws. Any such dividend equivalents and other distributions shall be deemed reinvested promptly in additional PSUs and such additional PSUs shall be credited to the Memorandum Deferred Account until the Memorandum Deferred Account is distributed. Participants do not have the right to vote the PSUs.

(c) When, and if, additional shares of Common Stock become available under the Plan or a successor plan, the PSUs credited to a Participant's Memorandum Deferred Account shall be replaced with an equivalent number of shares of deferred Common Stock credited to the Participant's Memorandum Deferred Account. Such shares of deferred Common Stock shall be treated as all other Common Stock Deferrals under the Plan. If no additional shares of Common Stock become available under the Plan at the time of distribution of the PSUs to the Participant, an amount equal to the PSU balance of the Participant's Memorandum Deferred Account shall be paid to the Participant (or the Participant's Beneficiary in the case of the Participant's death) in a lump sum cash payment based on the Common Stock's Fair Market Value on the day preceding the date of such payment. Payment of PSUs in cash shall be made in the month following the date on which the Participant ceases to be a Director. PSUs credited to the Participant's Memorandum Deferred Account for the Participant's Long-Term Equity Credit shall be subject to any additional restrictions of such other Long-Term Equity Credits under the Plan.

SECTION 9

PAYMENT OF DEFERRED COMPENSATION

9.1 Payment of Deferred Cash

When a Participant ceases to be a Director, the Company shall pay to the Participant (or the Participant's Beneficiary in the case of the Participant's death) an amount equal to the deferred cash balance of his or her Memorandum Deferred Account, plus interest (at a rate determined pursuant to Section 6.3) on the outstanding deferred cash account balance to the date of distribution, as follows:

      (a) a lump sum cash payment, or

      (b) in periodic installments over a period of years as determined at the time the deferral election is made under Section 5.2.

Payment of deferred cash shall be made or, in the case of installments over a period of years, shall begin to be made, in the month following the date on which a Participant ceases to be a Director.

9.2 Payment of Deferred Common Stock

When a Participant ceases to be a Director, the Company shall distribute Common Stock to the Participant (or the Participant's Beneficiary in the case of the Participant's death) in an amount equal to the number of whole shares of Common Stock in a Participant's Memorandum Deferred Account, as follows:

      (a) a lump sum distribution, or

      (b) in annual installments over a period of years as determined at the time the deferral election is made under Section 5.2.

Any fractional shares of Common Stock held in the Participant's account shall be paid to the Participant (or the Participant's Beneficiary in the case of the Participant's death) in a lump sum cash payment based on the Common Stock's Fair Market Value on the day preceding the date of such payment.

Payment of deferred Common Stock shall be made or, in the case of installments over a period of years, shall begin to be made, in the month following the date on which a Participant ceases to be a Director, or such later date as may be necessary to comply with Section 16(b) of the Securities Exchange Act, as amended and rules promulgated thereunder (the "Exchange Act").

9.3 Acceleration of Payment of Deferred Cash and Deferred Common Stock

      (a) In the event of a Participant's death or Permanent Disability, notwithstanding the Participant's elections made with respect to form of distribution under Section 9.1 and 9.2, the balance of the Participant's Deferred Memorandum Account shall be distributed in full as soon as practicable (but in no event later than thirty (30) days) following the Participant's death or Permanent Disability.

      (b) Subject to Section 409A of the Code, in case of an unforeseeable emergency, a Participant may request a distribution from the Participant's Deferred Memorandum Account earlier than the date to which it was deferred.

For purposes of this Section 9.3(b), an "unforeseeable emergency" shall be limited to a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that will constitute an unforeseeable emergency will depend upon the facts of each case, but, in any case, amounts distributed with respect to an unforeseeable emergency may not exceed amounts necessary to satisfy such emergency, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise or

(ii) by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship.

The Committee shall consider any requests for payment on the basis of an unforeseeable emergency under this Section 9.3(b) on a uniform and nondiscriminatory basis and in accordance with the standards of interpretation described in Section 457 of the Code and the regulations thereunder.

(c) All deferred cash and deferred Common Stock under this Plan shall be paid to a Participant (or his or her Beneficiary in the case of his or her death) in the event of a Change in Control within thirty (30) days after the date of the Change in Control, or at such later time as may be required to enable the Director to avoid liability under Section 16(b) of the Exchange Act. Notwithstanding the foregoing, no such deferred amounts shall be paid to a Participant who continues to serve as a Director of the Company or its successor, until such time said deferrals would otherwise be paid. For purposes of this Plan, a "Change in Control" shall be deemed to occur upon the occurrence of any of the following after the Effective Date:

(i) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term "person" is used for purposes of Section 13(d) or 14(d) of the Exchange Act), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than twenty percent (20%) of (A) the then-outstanding shares of Common Stock (or any other securities into which such shares of Common Stock are changed or for which such shares of Common Stock are exchanged) (the "Shares") or (B) the combined voting power of the Company's then-outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred pursuant to this paragraph (i), the acquisition of Shares or Voting Securities in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (1) an employee benefit plan (or a trust forming a part thereof) maintained by (a) the Company or (b) any corporation or other Person the majority of the voting power, voting equity securities or equity interest of which is owned, directly or indirectly, by the Company (for purposes of this definition, a "Related Entity"), (2) the Company or any Related Entity, or (3) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

(ii) The individuals who, as of the Effective Date, are members of the Board (the "Incumbent Board of Directors"), cease for any reason to constitute at least a majority of the members of the Board or, following a Merger (as hereinafter defined), the board of directors of (x) the corporation resulting from such Merger (the "Surviving Corporation"), if fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a "Parent Corporation") or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; provided, however, that, if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board of Directors, such new director shall, for purposes of the Plan, be considered a member of the Incumbent Board of Directors; and provided, further, however, that no individual shall be considered a member of the Incumbent Board of Directors if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors (a "Proxy Contest"), including by reason of any agreement intended to avoid or settle any Proxy Contest; or

(iii) The consummation of:

(A) A merger, consolidation or reorganization (1) with or into the Company or (2) in which securities of the Company are issued (a "Merger"), unless such Merger is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a Merger in which:

(a) the stockholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the combined voting power of the outstanding voting securities of (x) the Surviving Corporation, if there is no

Parent Corporation or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(b) the individuals who were members of the Incumbent Board of Directors immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Corporation, if there is no Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(c) no Person other than (i) the Company, (ii) any Related Entity, or (iii) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to the Merger, was maintained by the Company or any Related Entity, or (iv) any Person who, immediately prior to the Merger had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Shares or Voting Securities, has Beneficial Ownership, directly or indirectly, of twenty percent (20%) or more of the combined voting power of the outstanding voting securities or common stock of (x) the Surviving Corporation, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly by a Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(B) A complete liquidation or dissolution of the Company; or

(C) The sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (other than (x) a transfer to a Related Entity, (y) a transfer under conditions that would constitute a Non-Control Transaction, with the disposition of assets being regarded as a Merger for this purpose or (z) the distribution to the Company's stockholders of the stock of a Related Entity or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Shares or Voting Securities as a result of the acquisition of Shares or Voting Securities by the Company which, by reducing the number of Shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons; provided, that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Shares or Voting Securities by the Company and, after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Shares or Voting Securities and such Beneficial Ownership increases the percentage of the then outstanding Shares or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

SECTION 10

GENERAL PROVISIONS

10.1   Issuance of Common Stock

The Company shall not be required to issue any certificate for shares of Common Stock prior to:

(a) obtaining any approval or ruling from the Securities and Exchange Commission, the Internal Revenue Service or any other governmental agency which the Company, in its sole discretion, deems necessary or advisable;

(b) listing the shares on any stock exchange on which the Common Stock may then be listed; or

(c) completing any registration or other qualification of such shares under any federal or state laws, rulings or regulations of any governmental body which the Company, in its sole discretion, determines to be necessary or advisable.

All certificates for shares of Common Stock delivered under the Plan also shall be subject to such stop transfer orders and other restrictions as the Management Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which Common Stock is then listed and any applicable federal or state securities laws, and the Management Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. The foregoing provisions of this paragraph shall not be effective if and to the extent that the shares of Common Stock delivered under the Plan are covered by an effective and current registration statement under the Securities Act of 1933, as amended, or if and so long as the Management Committee determines that application of such provisions is no longer required or desirable. In making such determination, the Management Committee may rely upon an opinion of counsel for the Company.

10.2 Unfunded Obligation

Any deferred amount to be paid to Participants pursuant to the Plan is an unfunded obligation of the Company. The Company is not required to segregate any monies from its general funds, to create any trusts, or to make any special deposits with respect to this obligation. Beneficial ownership of any investments, including trust investments that the Company may make to fulfill this obligation shall at all times remain in the Company. Any investments and the creation or maintenance of any trust or memorandum accounts shall not create or constitute a trust or a fiduciary relationship between the Management Committee or the Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's Beneficiary or the Participant's creditors in any assets of the Company whatsoever. The Participants shall have no claim against the Company for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

10.3 Beneficiary

The term "Beneficiary" shall mean the person or persons to whom payments are to be paid pursuant to the terms of the Plan in the event of the Participant's death. The designation shall be on a form provided by the Management Committee, executed by the Participant, and delivered to the Management Committee. A Participant may change his or her Beneficiary designation at any time. A designation by a Participant under a predecessor plan shall remain in effect under this Plan unless it is revoked or changed under this Plan. If no Beneficiary is designated, the designation is ineffective, or in the event the Beneficiary dies before the balance of the Memorandum Deferred Account is paid, the balance shall be paid to the Participant's spouse, or if there is no surviving spouse, to his or her lineal descendants, pro rata, or if there is no surviving spouse or lineal descendants, to the Participant's legal representatives, the Participant's estate or the person or persons to whom the deceased's rights under the Plan shall have passed by will or the laws of descent and distribution (unless the Management Committee for a given year has designated investment in an annuity, in which case the payment options selected by the Participant with respect thereto shall govern).

10.4 Permanent Disability

A Participant shall be deemed to have become "Permanently Disabled" if the Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan of the Company.

10.5 Incapacity of Participant or Beneficiary

If the Management Committee finds that any Participant or Beneficiary to whom a payment is payable under the Plan is unable to care for his or her affairs because of illness or accident or is under a legal disability, any payment due (unless a prior claim therefor shall have been made by a duly appointed legal representative), at the discretion of the Management Committee, may be paid to the spouse, child, parent, brother or sister of such Participant or Beneficiary or to any person whom the Management Committee has determined has incurred expense for such Participant or Beneficiary. Any such payment shall be a complete discharge of the obligations of the Company under the provisions of the Plan.

10.6 Nonassignment

The right of a Participant or Beneficiary to the payment of any amounts under the Plan may not be assigned, transferred, pledged or encumbered nor shall such right or other interest be subject to attachment, garnishment, execution or other legal process.

10.7 Termination and Amendment

Subject to the Board, the Management Committee may from time to time make such amendments to the Plan as it may deem proper and in the best interest of the Company, including, but not limited to, any amendment necessary to ensure that the Company may obtain any regulatory approval referred to above; provided, however, that to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required. Subject to Section 409A of the Code, the Board may at any time suspend the operation of or terminate the Plan. No amendment, suspension or termination may impair the right of a Participant or the Participant's designated Beneficiary to receive benefits accrued prior to the effective date of such amendment, suspension or termination.

10.8 Applicable Law

The Plan shall be construed and governed in accordance with the laws of the State of Texas.

10.9 Effective Date and Term of the Plan

The Plan was adopted by the Board on February 18, 2005, and is subject to approval by the Company's stockholders. If approved by the stockholders, this Plan will replace the 1995 Compensation Plan for Non-Employee Directors Amended and Restated as of December 4, 2003, and no further awards will be made under that plan. This Plan shall become effective on the date it is approved by the Company's stockholders (the "Effective Date"), and shall remain in effect, subject to the right of the Board to terminate the Plan at any time pursuant to Section 10.7, until the date immediately preceding the tenth (10th) anniversary of the Effective Date of the Plan. No awards shall be granted under this Plan after such date.

10.10 Compliance With Section 16(b) of the Exchange Act

The Company's intention is that, so long as any of the Company's equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, with respect to awards of Common Stock, the Plan shall comply in all respects with any exemption pursuant to Section 16(b) promulgated under Section 16 of the Exchange Act. If any Plan provision is later found not to be in compliance with such exemptions available pursuant to Section 16(b) of the Exchange Act, that provision shall be deemed modified as necessary to meet the requirements of Section 16(b).

10.11 Impact of Future Legislation or Regulations

This Plan is intended to be operated in compliance with Section 409A of the Code. The terms of this Plan should be interpreted to comport with Section 409A and any guidance issued by the Secretary of the Treasury or the Internal Revenue Service interpreting Section 409A. If necessary, the terms of this Plan shall be amended to comply with such future guidance.

IN WITNESS WHEREOF, the Company has caused the Plan to be executed effective as of _____ .

EL PASO CORPORATION

By: _____

Its Senior Vice President, Human Resources

ATTEST:

By: _____

Corporate Secretary

EL PASO CORPORATION
2005 OMNIBUS INCENTIVE COMPENSATION PLAN

TABLE OF CONTENTS

EL PASO CORPORATION

2005 OMNIBUS INCENTIVE COMPENSATION PLAN

SECTION 1

PURPOSES

The purposes of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan (the "Plan") are to promote the interests of El Paso Corporation (the "Company") and its stockholders by strengthening its ability to attract and retain salaried employees of the Company and its Subsidiaries (as defined below) by furnishing suitable recognition of their ability and industry, to align their interests and efforts to the long-term interests of the Company's stockholders, and to provide them with a direct incentive to achieve the Company's strategic and financial goals. In furtherance of these purposes, the Plan provides for the grant of stock options, stock appreciation rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Incentive Awards, Cash Awards, and Other Stock-Based Awards to Participants in accordance with the terms and conditions set forth below.

SECTION 2

DEFINITIONS

Unless otherwise required by the context, the following terms when used in the Plan shall have the meanings set forth in this Section 2:

2.1 Award

An "Award" granted under the Plan means any stock option, stock appreciation right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, Incentive Award, Cash Award or Other Stock-Based Award, in each case payable in cash or in shares of Common Stock as may be designated by the Plan Administrator.

2.2 Award Agreement

The "Award Agreement" is the written agreement setting forth the terms and conditions applicable to an Award granted under the Plan (which, in the discretion of the Plan Administrator, need not be countersigned by a Participant). The Plan Administrator may, in its discretion, provide for the use of electronic, internet or other non-paper Award Agreements.

2.3 Beneficiary

The person or persons designated by the Participant pursuant to Section 6.3(f) or Section 17.8 of this Plan to whom payments are to be paid pursuant to the terms of the Plan in the event of the Participant's death.

2.4 Board of Directors

The Board of Directors of the Company.

2.5 Cash Awards

As defined in Section 12.1.

2.6 Cause

A termination of a Participant by his or her Employer shall be for "Cause" if the Plan Administrator determines that the Participant has (i) willfully and continually failed to substantially perform his or her duties with his or her Employer (other than a failure resulting from the Participant's incapacity due to physical or mental illness) which failure continued for a period of at least thirty (30) days after a written

C-1

notice of demand for substantial performance has been delivered to the Participant specifying the manner in which the Participant has failed to substantially perform, (ii) willfully engaged in conduct which is demonstrably and materially injurious to the Company or any of its affiliates, monetarily or otherwise, or (iii) willfully engaged in conduct in violation of the Company's Code of Business Conduct; provided, however, that, as to any Participant who is an officer of the Company or any of its Subsidiaries or affiliates, (I) no termination of the Participant's employment shall be for Cause as set forth in clauses (ii) or (iii) above until (A) there shall have been delivered to the Participant a copy of a written notice setting forth that the Participant was guilty of the conduct set forth in clause (ii) or (iii) and specifying the particulars thereof in detail, and (B) the Participant shall have been provided an opportunity to be heard by the Plan Administrator (with the assistance of the Participant's counsel if the Participant so desires), and (II) no act, nor failure to act, on the Participant's part shall be considered "willful" unless he or she has acted, or failed to act, with an absence of good faith and without a reasonable belief that his or her action or failure to act was in the best interest of the Company or any of its affiliates.

2.7 Change in Capitalization

A "Change in Capitalization" means any increase or reduction in the number of shares of Common Stock, any change (including, without limitation, in the case of a spin-off, dividend or other distribution in respect of shares, a change in value) in the shares of Common Stock or any exchange of shares of Common Stock for a different number or kind of shares of Common Stock or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.8 Change in Control

A "Change in Control" shall mean the occurrence of any of the following after the Effective Date:

(a) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term "person" is used for purposes of Section 13(d) or 14(d) of the Exchange Act), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than twenty percent (20%) of (1) the then-outstanding shares of Common Stock (or any other securities into which such shares of Common Stock are changed or for which such shares of Common Stock are exchanged) (the "Shares") or (2) the combined voting power of the Company's then-outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred pursuant to this paragraph (a), the acquisition of Shares or Voting Securities in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person the majority of the voting power, voting equity securities or equity interest of which is owned, directly or indirectly, by the Company (for purposes of this definition, a "Related Entity"), (ii) the Company or any Related Entity, or (iii) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b) The individuals who, as of the Effective Date, are members of the Board of Directors (the "Incumbent Board of Directors"), cease for any reason to constitute at least a majority of the members of the Board of Directors or, following a Merger (as hereinafter defined), the board of directors of (x) the corporation resulting from such Merger (the "Surviving Corporation"), if fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a "Parent Corporation") or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; provided, however, that, if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board of Directors, such new director shall, for purposes of the Plan, be considered a member of the Incumbent Board of Directors; and provided, further, however, that no individual shall be considered a member of the Incumbent Board of Directors if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors (a "Proxy Contest"), including by reason of any agreement intended to avoid or settle any Proxy Contest; or

(c) The consummation of:

(i) A merger, consolidation or reorganization (1) with or into the Company or (2) in which securities of the Company are issued (a "Merger"), unless such Merger is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a Merger in which:

(A) the stockholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the combined voting power of the outstanding voting securities of (x) the Surviving Corporation, if there is no Parent Corporation or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(B) the individuals who were members of the Incumbent Board of Directors immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Corporation, if there is no Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(C) no Person other than (1) the Company, (2) any Related Entity, or (3) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to the Merger, was maintained by the Company or any Related Entity, or (4) any Person who, immediately prior to the Merger had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Shares or Voting Securities, has Beneficial Ownership, directly or indirectly, of twenty percent (20%) or more of the combined voting power of the outstanding voting securities or common stock of (x) the Surviving Corporation, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly by a Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(ii) A complete liquidation or dissolution of the Company; or

(iii) The sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (other than (x) a transfer to a Related Entity, (y) a transfer under conditions that would constitute a Non-Control Transaction, with the disposition of assets being regarded as a Merger for this purpose or (z) the distribution to the Company's stockholders of the stock of a Related Entity or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Shares or Voting Securities as a result of the acquisition of Shares or Voting Securities by the Company which, by reducing the number of Shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons; provided, that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Shares or Voting Securities by the Company and, after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Shares or Voting Securities and such Beneficial Ownership increases the percentage of the then outstanding Shares or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

2.9   Code

The Internal Revenue Code of 1986, as amended and in effect from time to time, and the temporary or final regulations of the Secretary of the U.S. Treasury adopted pursuant to the Code.

2.10   Common Stock

The Common Stock of the Company, $3 par value per share, or such other class of shares or other securities as may be applicable pursuant to the provisions of Section 5.

2.11   Covered Employee

A "Covered Employee" means, with respect to any grant of an Award, a Participant who the Plan Administrator deems is or may be or become a "covered employee" as defined in Section 162(m)(3) of the Code for any year and who may receive remuneration over $1 million in such year which would not be deductible under Section 162(m).

2.12   Effective Date

The "Effective Date" of this Plan is the date the Plan is approved by the stockholders of the Company.

2.13   Employer

"Employer" shall mean, as to any Participant on any date, the Company or the affiliate of the Company that employs the Participant on such date.

2.14   Exchange Act

The Securities Exchange Act of 1934, as amended.

2.15   Fair Market Value

The "Fair Market Value" of the Common Stock on any date shall be deemed to be the average between the highest and lowest quoted selling prices at which Common Stock is sold on such date as reported in the NYSE-Composite Transactions by *The Wall Street Journal* or any other comparable service the Plan Administrator may determine is reliable for such date, or if no Common Stock was traded on such date, on the next preceding day on which Common Stock was so traded. If the Fair Market Value of the Common Stock cannot be determined pursuant to the preceding provisions, the "Fair Market Value" of the Common Stock shall be determined by the Plan Administrator in good faith.

2.16   Good Reason

"Good Reason" shall mean, as to any Participant who is an officer of his or her Employer, the occurrence of any of the following events or conditions following a Change in Control:

(a) a change in the Participant's status, position or responsibilities (including reporting responsibilities) which represents a substantial reduction of his or her status, position or responsibilities as in effect immediately prior thereto; the assignment to the Participant of any duties or responsibilities which are inconsistent with such status, position or responsibilities; or any removal of the Participant from or failure to reappoint or reelect him or her to any of such positions, except in connection with the termination of his or her employment for Cause, Permanent Disability, as a result of his or her death, or by the Participant other than for Good Reason;

(b) a reduction in the Participant's annual base salary;

(c) the requirement by the Participant's Employer (without the consent of the Participant) that he or she have a principal place of employment which is outside a fifty (50) mile radius of his or her principal place of employment immediately prior to a Change in Control;

(d) the failure by the Company or any of its affiliates to (i) continue in effect any material compensation or benefit plan, program or practice in which the Participant was participating immediately prior to the Change in Control, including, without limitation, this Plan, the El Paso Corporation Pension Plan, the El Paso Corporation Supplemental Benefits Plan and the El Paso Corporation Retirement

Savings Plan, with any amendments and restatements of such plans made prior to such Change in Control, or (ii) provide the Participant with compensation and benefits at least equal (in terms of benefit levels and/or reward opportunities) to those provided for under each compensation or employee benefit plan, program and practice of the Company and its affiliates as in effect immediately prior to the Change in Control (or as in effect following the Change in Control, if greater);

(e) any material breach by the Company of any provision of this Plan; or

(f) any purported termination of the Participant's employment for Cause by the Employer which does not otherwise comply with the terms of this Plan.

2.17   Incentive Award

A percentage of base salary, fixed dollar amount or other measure of compensation which Participants are eligible to receive, in cash and/or other Awards under the Plan, at the end of a Performance Period if certain performance measures are achieved.

2.18   Incentive Stock Option

An option intended to meet the requirements of an Incentive Stock Option as defined in Section 422 of the Code, as in effect at the time of grant of such option, or any statutory provision that may hereafter replace such Section.

2.19   Management Committee

A committee consisting of the Chief Executive Officer and such other officers of the Company appointed by the Chief Executive Officer.

2.20   Maximum Annual Employee Grant

The Maximum Annual Employee Grant set forth in Section 5.2.

2.21   Nonqualified Option

An option which is not intended to meet the requirements of an Incentive Stock Option as defined in Section 422 of the Code.

2.22   Option Price

The price per share of Common Stock at which an option is exercisable.

2.23.   Other Stock-Based Award

As defined in Section 12.2.

2.24   Participant

An eligible employee to whom Awards are granted under the Plan as set forth in Section 4.

2.25   Performance Goals

The Plan Administrator may grant Awards subject to Performance Goals to any Participant, including, without limitation, to any Covered Employee. As to any such Awards, the Plan Administrator shall establish one or more of the following Performance Goals for each Performance Period in writing. Each Performance Goal selected for a particular Performance Period shall include any one or more of the following, either individually, alternatively or in any combination, applied to either the Company as a whole or to a Subsidiary or business unit, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to the pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Plan Administrator:

Financial Goals

- earnings;
- earnings per share;
- net income;
- revenues;
- operating cash flow;
- free cash flow (defined as operating cash flow less capital expenditures less dividends);
- debt level;
- equity ratios;
- expenses;
- cost reduction targets;
- capital expended;
- working capital;
- weighted average cost of capital;
- operating or profit margins;
- interest-sensitivity gap levels;
- return on assets;
- return on equity or capital employed;

Production and Non-Regulated Business Unit Goals

- amount of the oil and gas reserves;
- oil and gas reserve additions;
- oil and gas reserve replacement ratios;
- costs of finding oil and gas reserves;
- daily natural gas and/or oil production;

Regulated Business Unit Goals

- contracted capacity on pipelines;
- throughput levels on pipelines;

Corporate and Other

- total shareholder return;
- market share;
- charge-offs;
- assets;

- non-performing assets;

- asset sale targets;

- asset quality levels;

- value of assets;

- Fair Market Value of the Common Stock;

- employee retention/attrition rates;

- investments;

- regulatory compliance;

- satisfactory internal or external audits;

- improvement of financial ratings;

- safety targets;

- economic value added; or

- achievement of balance sheet or income statement objectives.

The Plan Administrator shall adjust the Performance Goals to include or exclude extraordinary charges, gain or loss on the disposition of business units, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offerings, stock repurchases and loan loss provisions. The Plan Administrator may also provide for the manner in which performance will be measured against the Performance Goals (or may adjust the Performance Goals) to reflect the impact of specified corporate transactions (such as a stock split, stock dividend or other Change in Capitalization), special charges, and tax law changes. In addition, the Plan Administrator may make such adjustments to the Performance Goals applicable to Participants who are not Covered Employees as it determines are appropriate. Such adjustments may occur at the time of the granting of an Award, or at any time thereafter, but, in the case of Covered Employees, only to the extent permitted by Section 162(m). The foregoing terms shall have the same meaning as used in the Company's financial statements, or if the terms are not used in the Company's financial statements, they shall have the meaning generally applied pursuant to general accepted accounting principles. Performance Goals may include a threshold level of performance below which no Award shall be earned, target levels of performance at which specific Awards will be earned, and a maximum level of performance at which the maximum level of Awards will be earned.

In establishing Performance Goals with respect to Covered Employees, the Plan Administrator shall ensure such Performance Goals (i) are established no later than the end of the first 90 days of the Performance Period (or such other time permitted by the Internal Revenue Service), and (ii) satisfy all other applicable requirements imposed by Section 162(m), including the requirement that such Performance Goals be stated in terms of an objective formula or standard, and the Plan Administrator may not in any event increase the amount of compensation payable to a Covered Employee upon the satisfaction of any Performance Goal. Prior to the payment of any "performance-based compensation" within the meaning of Section 162(m), the Plan Administrator shall certify in writing the extent to which the applicable Performance Goals were, in fact, achieved and the amounts to be paid, vested or delivered as a result thereof; provided, that the Plan Administrator may reduce, but not increase, such amount.

2.26 Performance Period

That period of time during which Performance Goals are evaluated to determine the vesting or granting of Awards under the Plan, as the Plan Administrator may determine.

2.27 Performance Shares

An award granted under the Plan representing the right to receive a number of shares of Common Stock for each performance share granted, as the Plan Administrator may determine.

2.28 Performance Units

An award granted under the Plan representing the right to receive a payment equal to the value of a performance unit, as the Plan Administrator may determine.

2.29 Plan Administrator

Those committees appointed and authorized pursuant to Section 3 to administer the Plan.

2.30 Prior Plans

El Paso Corporation 2001 Omnibus Incentive Compensation Plan, El Paso Corporation Strategic Stock Plan, El Paso Corporation Restricted Stock Award Plan for Management Employees and El Paso Corporation Omnibus Plan for Management Employees.

2.31 Restricted Stock

Common Stock granted under the Plan that is subject to the requirements of Section 9 and such other restrictions as the Plan Administrator deems appropriate. References to Restricted Stock in this Plan shall include Restricted Stock awarded in conjunction with Incentive Awards pursuant to Section 11 unless the context otherwise requires.

2.32 Restricted Stock Units

An award granted under the Plan representing a right to receive a payment equal to the value of a share of Common Stock.

2.33 Restriction Period

As defined in Section 9.2.

2.34 Rule 16b-3

Rule 16b-3 of the General Rules and Regulations under the Exchange Act.

2.35 Section 16 Insider

Any person who is selected by the Plan Administrator to receive an Award pursuant to the Plan and who is or may be or become subject to the requirements of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder.

2.36 Section 162(m)

Section 162(m) of the Code, and regulations promulgated thereunder.

2.37 Subsidiary

An entity that is designated by the Plan Administrator as a subsidiary for purposes of the Plan and that is a corporation, partnership, joint venture, limited liability company, limited liability partnership, or other entity in which the Company owns directly or indirectly, fifty percent (50%) or more of the voting power or profit interests, or as to which the Company or one of its affiliates serves as general or managing partner or in a similar capacity. Notwithstanding the foregoing, for purposes of options intended to qualify as Incentive Stock Options, the term "Subsidiary" shall mean a corporation (or other entity treated as a corporation for tax purposes) in which the Company directly or indirectly holds more than fifty percent (50%) of the voting power.

SECTION 3

ADMINISTRATION

3.1 Plan Administrator

(a) The Compensation Committee of the Board of Directors shall be the Plan Administrator with respect to all Covered Employees and all Section 16 Insiders. As to these officers, the Plan Administrator shall be constituted at all times so as to (i) be "independent" as such term is defined pursuant to the rules of any stock exchange on which the Common Stock may then be listed, and (ii) meet the non-employee director standards of Rule 16b-3 and the outside director requirements of Section 162(m), so long as any of the Company's equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act.

(b) Other than as set forth in Section 3.1(a), the Management Committee shall be the Plan Administrator. The Chief Executive Officer may from time to time remove members from, or add members to, the Management Committee.

(c) Notwithstanding Sections 3.1(a) and 3.1(b), the Board of Directors may designate itself or the Compensation Committee of the Board of Directors as the Plan Administrator as to any Participant or groups of Participants.

3.2 Authority of Plan Administrator

Subject to the express terms and conditions set forth herein, the Plan Administrator shall have the power from time to time to:

(a) determine those individuals to whom Awards shall be granted under the Plan and the number of shares or amount of cash subject to such Awards and prescribe the terms and conditions (which need not be identical) of each such Awards, including, in the case of stock options and stock appreciation rights, the Option Price, vesting schedule and duration;

(b) set the terms and conditions of any Award consistent with the terms of the Plan (which may be based on Performance Goals or other performance measures as the Plan Administrator shall determine), and make any amendments, modifications or adjustments to such Awards as are permitted by the Plan;

(c) construe and interpret the Plan and the Awards granted hereunder and establish, amend and revoke rules and regulations for the administration of the Plan, including, without limitation, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Award Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan comply with Rule 16b-3, the Code to the extent applicable and other applicable law, and otherwise to make the Plan fully effective;

(d) exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(e) generally, exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

All decisions and determinations by the Plan Administrator in the exercise of the above powers shall be final, binding and conclusive upon the Company, its Subsidiaries, the Participants and all other persons having or claiming any interest therein. The Plan Administrator shall cause the Company at the Company's expense to take any action related to the Plan which may be necessary to comply with the provisions of any federal or state law or any regulations issued thereunder, which the Plan Administrator determines are intended to be complied with.

Notwithstanding the foregoing, the Plan Administrator shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to any Awards held by Covered Employees if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Awards to fail to qualify as performance-based compensation under Section 162(m).

3.3 Indemnification of Plan Administrator

Each member of any committee acting as Plan Administrator, while serving as such, shall be entitled, in good faith, to rely or act upon any advice of the Company's independent auditors, counsel or consultants hired by the committee, or other agents assisting in the administration of the Plan. The Plan Administrator and any officers or employees of the Company acting at the direction or on behalf of the Company shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected under the Company's charter or by-laws with respect to any such action or determination.

3.4 Delegation to Management Committee

To the maximum extent permitted by applicable law, the Board of Directors may delegate to the Management Committee the authority (i) to designate the officers and employees who shall be Participants, (ii) to determine the Awards to be granted to any such Participants or (iii) both (i) and (ii); provided, however, that the Management Committee shall not have the authority to grant Awards to any member of the Management Committee. Any such delegation shall be made by resolution of the Board of Directors, and such resolution shall set forth the total number of shares of Common Stock subject to such delegation.

SECTION 4

ELIGIBILITY

To be eligible for selection by the Plan Administrator to participate in the Plan, an individual must be a salaried employee (other than an employee who is a member of a unit covered by a collective bargaining agreement) of the Company, or of any Subsidiary, as of the date on which the Plan Administrator grants to such individual an Award under the Plan or a person who, in the judgment of the Plan Administrator, holds a position of responsibility and is able to contribute substantially to the Company's continued success. Members of the Board of Directors who are full-time salaried officers shall be eligible to participate in the Plan. Members of the Board of Directors who are not employees are not eligible to participate in the Plan. Each grant of an Award under the Plan shall be evidenced by an Award Agreement.

SECTION 5

SHARES AVAILABLE FOR THE PLAN

5.1 Aggregate Shares

Subject to adjustment as provided in Section 5.3, the maximum number of shares of Common Stock that may be issued upon the exercise or settlement of Awards granted under the Plan is 35,000,000 shares of Common Stock.

Shares of Common Stock subject to an Award shall only be counted as used to the extent they are actually issued. Any shares of Common Stock subject to an Award which is granted under this Plan and which terminates by expiration, forfeiture, cancellation or otherwise shall be available for grants of Awards under the Plan. Upon settlement of a stock appreciation right, the excess of the number of shares covered by the stock appreciation right over the number of shares issued in settlement of the stock appreciation right may again be the subject of Awards granted under the Plan. In addition, any shares of Common Stock subject to a Restricted Stock Unit, Performance Share, Performance Unit or Other Stock-Based Award which is granted under this Plan and which is settled in cash in lieu of the issuance of shares may again be available for grants of Awards under the Plan.

For purposes of this Section 5.1, the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares actually issued upon exercise or settlement of Awards and not returned to the Company upon cancellation, expiration or forfeiture of any such Award; provided, that while a stock option, stock appreciation right, Restricted Stock Unit, Performance Unit or Other Stock-Based Award is outstanding, but prior to the issuance of shares of Common Stock relating thereto, the number of shares of Common Stock available for Awards under the Plan shall be reduced by the number of shares of Common Stock subject to such Award. Notwithstanding any other provision in this Section 5.1, the grant of any Award that cannot by its terms be settled in shares of Common Stock shall not result in the reduction of the number of shares of Common Stock available for Awards under the Plan.

Shares of Common Stock may be issued under the Plan from shares held in the Company's treasury or out of authorized but unissued shares of the Company, or partly out of each, as shall be determined by the Plan Administrator.

5.2   Limitations

Subject to adjustment as provided in Section 5.3, the following limitations shall apply:

(a) All of the shares of Common Stock that may be issued under this Plan may be granted as stock options (including Incentive Stock Options) or stock appreciation rights.

(b) The number of shares of Common Stock issued under this Plan with respect to Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Other Stock-Based Awards may not exceed 17,500,000 shares of Common Stock.

(c) The maximum number of shares, as calculated in accordance with the provisions of Section 5.1, and maximum amount with respect to which Awards under this Plan may be granted to any eligible employee in any one calendar year shall not exceed: (a) 2,000,000 shares, in the case of options or stock appreciation rights; (b) 1,000,000 shares in the case of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units; and (c) $10,000,000 worth of other Awards under the Plan, including Incentive Awards. Collectively, the foregoing maximums referred to in this Section 5.2(c) shall be referred to as the "Maximum Annual Employee Grants."

5.3   Adjustments in Authorized Shares

(a) In the event of a Change in Capitalization, the Plan Administrator shall conclusively determine the appropriate adjustments, if any, to (a) the maximum number and class of shares of Common Stock or other stock or securities with respect to which Awards may be granted under the Plan, (b) the maximum number and class of shares of Common Stock or other stock or securities that may be issued upon exercise of Nonqualified Options and Incentive Stock Options, (c) the Maximum Annual Employee Grants, (d) the number and class of shares of Common Stock or other stock or securities which are subject to outstanding Awards granted under the Plan and the Option Price or exercise price therefor, if applicable and (e) the Performance Goals.

(b) Any such adjustment in the shares of Common Stock or other stock or securities (x) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code or (y) subject to outstanding Awards that are intended to qualify as performance-based compensation under Section 162(m) shall be made in such a manner as not to adversely affect the treatment of the Awards as performance-based compensation.

(c) If, by reason of a Change in Capitalization, a Participant shall be entitled to, or shall be entitled to exercise an option or stock appreciation right with respect to, new, additional or different shares of stock or securities of the Company or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the shares of Common Stock subject to the option or stock appreciation right, as the case may be, prior to such Change in Capitalization.

5.4 Effect of Certain Transactions

Following (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a "Transaction"), (i) each outstanding Award shall be treated as provided for in the agreement entered into in connection with the Transaction (which treatment may be different as among different types of Awards and different holders thereof) or (ii) if not so provided in such agreement, each Participant shall be entitled to receive in respect of each share of Common Stock subject to any outstanding Awards, upon exercise of any stock option or stock appreciation right or payment or transfer in respect of any other Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a share of Common Stock was entitled to receive in the Transaction in respect of a share of Common Stock; provided, however, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to Awards prior to such Transaction, but giving effect to any applicable provision of this Plan or any Award Agreement if the Transaction is a Change in Control. Without limiting the generality of the foregoing, the treatment of outstanding stock options and stock appreciation rights pursuant to clause (i) of this Section 5.4 in connection with a Transaction in which the consideration paid or distributed to the Company's stockholders is not entirely shares of common stock of the acquiring or resulting corporation may include the cancellation of outstanding stock options and stock appreciation rights upon consummation of the Transaction provided either (x) the holders of affected stock options and stock appreciation rights have been given a period of at least fifteen (15) days prior to the date of the consummation of the Transaction to exercise the stock options and stock appreciation rights (whether or not they were otherwise exercisable) or (y) the holders of the affected stock options and stock appreciation rights are paid (in cash or cash equivalents) in respect of each share of Common Stock covered by the stock options or stock appreciation rights being cancelled an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the Transaction (the value of any non-cash consideration to be determined by the Plan Administrator in its sole discretion) over the exercise price thereof. For avoidance of doubt, (1) the cancellation of stock options and stock appreciation rights pursuant to clause (y) of the preceding sentence may be effected notwithstanding anything to the contrary contained in this Plan or any Award Agreement and (2) if the amount determined pursuant to clause (y) of the preceding sentence is zero or less, the affected stock options and stock appreciation rights may be cancelled without any payment therefor. The treatment of any Award as provided in this Section 5.4 shall be conclusively presumed to be appropriate for purposes of Section 5.3.

SECTION 6

STOCK OPTIONS

6.1 Grant of Options

(a) Options may be granted to eligible employees in such number, and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective employees, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant an option or provide for the grant of an option, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of Performance Goals or other performance measures, the satisfaction of an event or condition within the control of the recipient of the option or within the control of others. The granting of an option shall take place when the Plan Administrator by resolution, written consent or other appropriate action determines to grant such an option to a particular Participant at a particular price.

(b) An option granted under the Plan may be either an Incentive Stock Option or a Nonqualified Option.

6.2   Special Provisions Applicable to Incentive Stock Options

Each provision of the Plan and each Incentive Stock Option granted thereunder shall be construed so that each such option shall qualify as an Incentive Stock Option, and any provision thereof that cannot be so construed shall be disregarded, unless the Participant agrees otherwise. The total number of shares which may be purchased upon the exercise of Incentive Stock Options granted under the Plan shall not exceed the total specified in Section 5.2(a), as adjusted pursuant to Section 5.3. Incentive Stock Options, in addition to complying with the other provisions of the Plan relating to options generally, shall be subject to the following conditions:

(a) <u>Ten Percent (10%) Stockholders</u>

A Participant must not, immediately before an Incentive Stock Option is granted to him or her, own stock representing more than ten percent (10%) of the voting power or value of all classes of stock of the Company or of a Subsidiary. This requirement is waived if (i) the Option Price of the Incentive Stock Option to be granted is at least one hundred ten percent (110%) of the Fair Market Value of the stock subject to the option, determined at the time the option is granted, and (ii) the option is not exercisable more than five (5) years from the date the option is granted.

(b) <u>Annual Limitation</u>

To the extent that the aggregate Fair Market Value (determined at the time of the grant of the option) of the stock with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year exceeds One Hundred Thousand Dollars ($100,000), such options shall be treated as Nonqualified Options. In applying the limitation in the preceding sentence in the case of multiple option grants, unless otherwise required by applicable law, options which were intended to be Incentive Stock Options shall be treated as Nonqualified Options according to the order in which they were granted such that the most recently granted options are first treated as Nonqualified Options.

(c) <u>Additional Terms</u>

Any other terms and conditions which the Plan Administrator determines, upon advice of counsel, must be imposed for the option to be an Incentive Stock Option.

(d) <u>Notice of Disqualifying Disposition</u>

If a Participant shall make any disposition of shares of Common Stock issued pursuant to an Inventive Stock Option under the circumstances described in Section 421(b) of the Code (relating to disqualifying distributions), the Participant shall notify the Company of such disposition within twenty days thereof.

6.3   Terms of Options

Except as otherwise provided in Section 6.2, all Incentive Stock Options and Nonqualified Options under the Plan shall be granted subject to the following terms and conditions:

(a) <u>Option Price</u>

The Option Price shall be determined by the Plan Administrator in any reasonable manner, but shall not be less than the Fair Market Value of the Common Stock on the date the option is granted.

(b) <u>Duration of Options</u>

Options shall be exercisable at such time and under such conditions as set forth in the Award Agreement, but in no event shall any stock option (whether a Nonqualified Option or an Incentive Stock Option) be exercisable later than the tenth (10th) anniversary of the date of its grant.

(c) Exercise of Options

Shares of Common Stock covered by an option may be purchased at one time or in such installments over the option period as may be provided in the Award Agreement. Any shares not purchased on an applicable installment date may be purchased thereafter at any time prior to the expiration of the option in accordance with its terms. To the extent that the right to purchase shares has accrued thereunder, options may be exercised from time to time by written notice to the Company setting forth the number of shares with respect to which the option is being exercised.

(d) Payment

The purchase price of shares purchased under options shall be paid in full to the Company upon the exercise of the option by delivery of consideration equal to the product of the Option Price and the number of shares of Common Stock purchased (the "Purchase Price"). Such consideration may be either (i) in cash or (ii) at the discretion of the Plan Administrator, in Common Stock (by either actual delivery of Common Stock or by attestation presenting satisfactory proof of beneficial ownership of such Common Stock) already owned by the Participant, or any combination of cash and Common Stock. The Fair Market Value of such Common Stock as delivered shall be valued as of the day prior to delivery. The Plan Administrator can determine that additional forms of payment will be permitted. To the extent permitted by the Plan Administrator and applicable laws and regulations (including, without limitation, federal tax and securities laws, regulations and state corporate law), an option may also be exercised in a "cashless" exercise by delivery of a properly executed exercise notice together with irrevocable instructions to a broker selected by the Company to promptly deliver to the Company sufficient proceeds to pay the Purchase Price. A Participant shall have none of the rights of a stockholder until the shares of Common Stock are issued to the Participant.

The Plan Administrator may permit a Participant to pay all or a portion of the Purchase Price by having shares of Common Stock with a Fair Market Value equal to all or a portion of the Purchase Price be withheld from the shares issuable to the Participant upon the exercise of the option. The Fair Market Value of such Common Stock as is withheld shall be determined as of the same day as the exercise of the option.

(e) Restrictions

The Plan Administrator shall determine and reflect in the Award Agreement, with respect to each option, the nature and extent of the restrictions, if any, to be imposed on the shares of Common Stock which may be purchased thereunder, including, without limitation, restrictions on the transferability of such shares acquired through the exercise of such options for such periods as the Plan Administrator may determine and, further, that in the event a Participant's employment by the Company, or a Subsidiary, terminates during the period in which such shares are nontransferable, the Participant shall be required to sell such shares back to the Company at such prices as the Plan Administrator may specify. In addition, to the extent permitted by applicable laws and regulations, the Plan Administrator may require that a Participant who wants to effectuate a "cashless" exercise of options be required to sell the shares of Common Stock acquired in the associated exercise to the Company, or in the open market through the use of a broker selected by the Company, at such price and on such terms as the Plan Administrator may determine at the time of grant, or otherwise. Without limiting the foregoing, the Plan Administrator may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares issued as a result of the exercise of an option, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other participants and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

(f) Nontransferability of Options

Options granted under the Plan and the rights and privileges conferred thereby shall not be subject to execution, attachment or similar process and may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution. Notwithstanding the foregoing and only as provided by the Plan Administrator or the Company, as applicable, Nonqualified Options may be transferred to a Participant's immediate family members, directly or indirectly or by means of a trust, corporate entity or partnership (a person who thus acquires this option by such transfer, a "Permitted Transferee"). A transfer of an option may only be effected by the Company at the request of the Participant and shall become effective upon the Permitted Transferee agreeing to such terms as the Plan Administrator may require and only when recorded in the Company's record of outstanding options. In the event an option is transferred as contemplated hereby, the option may not be subsequently transferred by the Permitted Transferee except a transfer back to the Participant or by will or the laws of descent and distribution. A transferred option may be exercised by a Permitted Transferee to the same extent as, and subject to the same terms and conditions as, the Participant (except as otherwise provided herein), as if no transfer had taken place. As used herein, "immediate family" shall mean, with respect to any person, such person's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and shall include adoptive relationships. In the event of exercise of a transferred option by a Permitted Transferee, any amounts due to (or to be withheld by) the Company upon exercise of the option shall be delivered by (or withheld from amounts due to) the Participant, the Participant's estate or the Permitted Transferee, in the reasonable discretion of the Company.

In addition, to the extent permitted by applicable law and Rule 16b-3, the Plan Administrator may permit a recipient of a Nonqualified Option to designate in writing during the Participant's lifetime a Beneficiary to receive and exercise the Participant's Nonqualified Options in the event of such Participant's death. Except as otherwise provided for herein, if any Participant attempts to transfer, assign, pledge, hypothecate or otherwise dispose of any option under the Plan or of any right or privilege conferred thereby, contrary to the provisions of the Plan or such option, or suffers the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby, all affected options held by such Participant shall be immediately forfeited.

(g) Purchase for Investment

The Plan Administrator shall have the right to require that each Participant or other person who shall exercise an option under the Plan, and each person into whose name shares of Common Stock shall be issued pursuant to the exercise of an option, represent and agree that any and all shares of Common Stock purchased pursuant to such option are being purchased for investment only and not with a view to the distribution or resale thereof and that such shares will not be sold except in accordance with such restrictions or limitations as may be set forth in the option or by the Plan Administrator. This Section 6.3(g) shall be inoperative during any period of time when the Company has obtained all necessary or advisable approvals from governmental agencies and has completed all necessary or advisable registrations or other qualifications of shares of Common Stock as to which options may from time to time be granted as contemplated in Section 15.

(h) No Repricing

The Plan Administrator shall have no authority to make any adjustment (other than in connection with a Change in Capitalization in which an adjustment is permitted or required under the terms of the Plan) or amendment, and no such adjustment or amendment shall be made, that reduces or would have the effect of reducing the exercise price of a stock option previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means, unless the Company's shareholders shall have approved such adjustment or amendment.

SECTION 7

STOCK APPRECIATION RIGHTS

7.1   Grant of Stock Appreciation Rights

Stock appreciation rights may be granted to eligible employees in such number, and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective employees, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant a stock appreciation right or provide for the grant of a stock appreciation right, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of Performance Goals or other performance measures, the satisfaction of an event or condition within the control of the recipient of the stock appreciation right or within the control of others. The granting of a stock appreciation right shall take place when the Plan Administrator by resolution, written consent or other appropriate action determines to grant such a stock appreciation right to a particular Participant at a particular price. A stock appreciation right may be granted freestanding or in tandem or in combination with any other Award under the Plan.

7.2   Exercise of Stock Appreciation Rights

A stock appreciation right may be exercised upon such terms and conditions and for a term such as the Plan Administrator shall determine; provided, however, no stock appreciation right shall be exercisable later than the tenth (10th) anniversary of the date of its grant. Upon exercise of a stock appreciation right, a Participant shall be entitled to receive shares of Common Stock with an aggregate Fair Market Value determined by multiplying (i) the difference between the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over the price fixed at the date of grant (which price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant) times (ii) the number of shares of Common Stock with respect to which the stock appreciation right is exercised. The value of any fractional shares shall be paid in cash.

7.3   Special Provisions Applicable to Stock Appreciation Rights

Stock appreciation rights are subject to the following restrictions:

(a) A stock appreciation right granted in tandem with any other Award under the Plan shall be exercisable at such time or times as the Award to which it relates shall be exercisable, or at such other times as the Plan Administrator may determine.

(b) The right of a Participant to exercise a stock appreciation right granted in tandem with any other Award under the Plan shall be canceled if and to the extent the related Award is exercised or canceled. To the extent that a stock appreciation right is exercised, the related Award shall be deemed to have been surrendered unexercised and canceled.

(c) A holder of stock appreciation rights shall have none of the rights of a stockholder until shares of Common Stock, if any, are issued to such holder pursuant to such holder's exercise of such rights.

(d) The acquisition of Common Stock pursuant to the exercise of a stock appreciation right shall be subject to the same restrictions as would apply to the acquisition of Common Stock acquired upon exercise of an option, as set forth in Section 6.3.

(e) Except as may otherwise be permitted by the Plan Administrator, stock appreciation rights granted under the Plan and the rights and privileges conferred thereby shall not be subject to execution, attachment or similar process and may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution.

SECTION 8

PERFORMANCE SHARES AND PERFORMANCE UNITS

8.1 Grant of Performance Shares and Performance Units

Subject to the limitations in Section 5.2, Performance Shares or Performance Units may be granted to eligible employees at any time and from time to time as the Plan Administrator shall determine. The Plan Administrator shall have complete discretion in determining the number of Performance Shares or Performance Units granted to each Participant and the terms and conditions thereof, taking into account the duties of the respective Participants, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem appropriate. Performance Shares and Performance Units may be granted alone or in combination with any other Award under the Plan.

8.2 Value of Performance Shares and Performance Units

The Plan Administrator shall set Performance Goals over Performance Periods. Prior to each grant of Performance Shares or Performance Units, the Plan Administrator shall establish an initial number of shares of Common Stock for each Performance Share and an initial value for each Performance Unit granted to each Participant for that Performance Period. Prior to each grant of Performance Shares or Performance Units, the Plan Administrator also shall set the Performance Goals that will be used to determine the extent to which the Participant receives the number of shares of Common Stock for the Performance Shares or payment of the value of the Performance Units awarded for such Performance Period. With respect to each such Performance Goal utilized during a Performance Period, the Plan Administrator may assign percentages or other relative values to various levels of performance which shall be applied to determine the extent to which the Participant shall receive a payout of the number of Performance Shares or value of Performance Units awarded.

8.3 Payment of Performance Shares and Performance Units

After a Performance Period has ended, the holder of a Performance Share or Performance Unit shall be entitled to receive the value thereof as determined by the Plan Administrator. The Plan Administrator shall make this determination by first determining the extent to which the Performance Goals set pursuant to Section 8.2 have been met. The Plan Administrator shall then determine the applicable percentage or other relative value to be applied to, and will apply such percentage or other relative value to, the number of Performance Shares or value of Performance Units to determine the payout to be received by the Participant. In addition, with respect to Performance Shares and Performance Units granted to each Participant, no payout shall be made hereunder except upon written certification by the Plan Administrator that the applicable Performance Goals have been satisfied to a particular extent.

8.4 Form and Timing of Payment

The payment described in Section 8.3 shall be made in shares of Common Stock, or in cash, or partly in shares of Common Stock and partly in cash, at the discretion of the Plan Administrator and set forth in the Award Agreement. The value of any fractional shares shall be paid in cash. Payment shall be made in a lump sum or installments as prescribed by the Plan Administrator and set forth in the Award Agreement. If a number of shares of Common Stock is to be converted into an amount of cash on any date, or if an amount of cash is to be converted into a number of shares of Common Stock on any date, such conversion shall be done at the then-current Fair Market Value of the Common Stock on such date.

8.5 Nontransferability of Performance Shares and Performance Units

Except as otherwise provided by the Plan Administrator, Performance Shares and Performance Units granted under the Plan and the rights and privileges conferred thereby shall not be subject to execution, attachment or similar process and may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation or law or otherwise) other than by will or by the applicable laws of descent and distribution.

SECTION 9

RESTRICTED STOCK

9.1   Grant of Restricted Stock

Subject to the limitations in Section 5.2, Restricted Stock may be granted to eligible employees in such number and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective Participants, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant Restricted Stock or provide for the grant of Restricted Stock, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events.

9.2   Restriction Period

Except as permitted by the Plan Administrator and specified in the Award Agreement, during a period following the date of grant, as determined by the Plan Administrator, which in no event shall be less than three (3) years with respect to Restricted Stock subject to restrictions based upon time and one (1) year with respect to Restricted Stock subject to restrictions based upon the achievement of specific Performance Goals or other performance measures (the "Restriction Period"), the Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of by the recipient. In the event of any attempt by the Participant to sell, exchange, transfer, pledge or otherwise dispose of Restricted Stock in violation of the terms of the Plan without the Company's prior written consent, such Restricted Stock shall be forfeited to the Company. During the Restriction Period, the Plan Administrator shall evidence the restrictions on the shares of Restricted Stock in such a manner as it determines is appropriate (including, without limitation, (i) by means of appropriate legends on shares of Restricted Stock that have been certificated and (ii) by means of appropriate stop-transfer orders on shares of Restricted Stock credited to book-entry accounts).

9.3   Other Restrictions

The Plan Administrator shall impose such other restrictions on Restricted Stock granted pursuant to the Plan as it may deem advisable, including Performance Goals or other performance measures. The Plan Administrator may require, under such terms and conditions as it deems appropriate or desirable, that the certificates for Restricted Stock delivered under the Plan may be held in custody by a bank or other institution, or that the Company may itself hold such shares in custody until the Restriction Period expires or until restrictions thereon otherwise lapse, and may require, as a condition of any issuance of Restricted Stock that the Participant shall have delivered a stock power endorsed in blank relating to the shares of Restricted Stock.

9.4   Voting Rights; Dividends and Other Distributions

A Participant receiving a grant of Restricted Stock shall be recorded as a stockholder of the Company. Each Participant who receives a grant of Restricted Stock shall have all the rights of a stockholder with respect to such shares (except as provided in the restrictions on transferability), including the right to vote the shares and receive dividends and other distributions paid with respect to the underlying shares of Restricted Stock; provided, however, that no Participant awarded Restricted Stock shall have any right as a stockholder with respect to any shares subject to the Participant's Restricted Stock grant prior to the date of issuance to the Participant of a certificate or certificates, or the establishment of a book-entry account, for such shares.

9.5   Issuance of Shares; Settlement of Awards

When the restrictions imposed by Section 9.2 expire or otherwise lapse with respect to one or more shares of Restricted Stock, the Participant shall be obligated to return to the Company such shares of Restricted Stock (if applicable), and the Company shall deliver to the Participant one (1) share of Common Stock in satisfaction of each share of Restricted Stock, which shares so delivered shall not contain any legend. The delivery of shares pursuant to this Section 9.5 shall be subject to any required share withholding to satisfy tax withholding obligations pursuant to Section 17.10. Any fractional shares subject to such Restricted Stock shall be paid to the Participant in cash.

SECTION 10

RESTRICTED STOCK UNITS

10.1 Grant of Restricted Stock Units

Subject to the limitations in Section 5.2, Restricted Stock Units may be granted to eligible employees in such number and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective Participants, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant Restricted Stock Units or provide for the grant of Restricted Stock Units, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events.

10.2 Restriction Period

Except as permitted by the Plan Administrator and specified in the Award Agreement, during the Restriction Period as defined in Section 9.2, Restricted Stock Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of by the recipient. In the event of any attempt by the Participant to sell, exchange, transfer, pledge or otherwise dispose of Restricted Stock Units in violation of the terms of the Plan without the Company's prior written consent, such Restricted Stock Units shall be forfeited to the Company.

10.3 Other Restrictions

The Plan Administrator shall impose such other restrictions on Restricted Stock Units granted pursuant to the Plan as it may deem advisable. A Participant receiving a grant of Restricted Stock Units shall not be recorded as a stockholder of the Company and shall not acquire any rights of a stockholder unless or until the Participant is issued shares of Common Stock in settlement of such Restricted Stock Units.

10.4 Dividend Equivalents

The Plan Administrator may provide that Restricted Stock Units awarded under the Plan shall be entitled to an amount per Restricted Stock Unit equal in value to the cash dividend, if any, paid per share of Common Stock on issued and outstanding shares, on the dividend payment dates occurring during the period between the date on which the Restricted Stock Units are granted to the Participant and the date on which such Restricted Stock Units are settled, cancelled, forfeited, waived, surrendered or terminated under the Plan. Such paid amounts called "dividend equivalents" shall be (i) paid in cash or Common Stock or (ii) credited to the Participant as additional Restricted Stock Units, or any combination thereof, as the Plan Administrator shall determine. A Restricted Stock Unit credited to a Participant as a dividend equivalent shall vest at such time as the Restricted Stock Unit to which it relates vests.

10.5 Issuance of Shares; Settlement of Awards

When the restrictions imposed by Section 10.2 expire or otherwise lapse with respect to one or more Restricted Stock Units, Restricted Stock Units shall be settled (i) in cash or (ii) by the delivery to the Participant of the number of shares of Common Stock equal to the number of the Participant's Restricted Stock Units that are vested, or any combination thereof, as the Plan Administrator shall determine. The delivery of shares pursuant to this Section 10.5 shall be subject to any required share withholding to satisfy tax withholding obligations pursuant to Section 17.10. Any fractional shares subject to such Restricted Stock Units shall be paid to the Participant in cash.

SECTION 11

INCENTIVE AWARDS

11.1   Incentive Awards

Prior to the beginning of each Performance Period, or not later than 90 days following the commencement of the relevant fiscal year, the Plan Administrator shall establish Performance Goals or other performance measures which must be achieved for any Participant to receive an Incentive Award for that Performance Period. The Performance Goals or other performance measures may be based on any combination of corporate and business unit Performance Goals or other performance measures. The Plan Administrator may also establish one or more Company-wide Performance Goals or other performance measures which must be achieved for any Participant to receive an Incentive Award for that Performance Period. Such Performance Goals or other performance measures may include a threshold level of performance below which no Incentive Award shall be earned, target levels of performance at which specific Incentive Awards will be earned, and a maximum level of performance at which the maximum level of Incentive Awards will be earned. Each Incentive Award shall specify the amount of cash and the amount of any other Awards subject to such Incentive Award.

11.2   Performance Goal Certification

An Incentive Award shall become payable to the extent provided herein in the event that the Plan Administrator certifies in writing prior to payment of the Incentive Award that the Performance Goals or other performance measures selected for a particular Performance Period have been attained. In no event will an Incentive Award be payable under this Plan if the threshold level of performance set for each Performance Goal or other performance measure for the applicable Performance Period is not attained.

11.3   Discretion to Reduce Awards; Participant's Performance

The Plan Administrator, in its sole and absolute discretion, prior to a Change in Control, may reduce the amount of any Incentive Award otherwise payable to a Participant upon attainment of any Performance Goal or other performance measure for the applicable Performance Period. A Participant's individual performance must be satisfactory, regardless of the Company's performance and the attainment of Performance Goals or other performance measures, before he or she may be paid an Incentive Award. In evaluating a Participant's performance, the Plan Administrator shall consider the Performance Goals or other performance measures, the Participant's responsibilities and accomplishments, and such other factors as it deems appropriate.

11.4   Required Payment of Incentive Awards

The Plan Administrator shall make a determination within thirty (30) days after the information that is necessary to make such a determination is available for a particular Performance Period whether the Performance Goals or other performance measures for the Performance Period have been achieved and the amount of the Incentive Award for each Participant. The Plan Administrator shall certify the foregoing determinations in writing. In the absence of an election by the Participant pursuant to Section 11.5, the Incentive Award shall be paid as follows.

(a) Participants shall receive their Incentive Awards in any combination of cash and/or other Awards under the Plan as determined by the Plan Administrator.

(b) Because the Participant bears forfeiture, price fluctuation, and other attendant risks during the Restriction Period associated with Restricted Stock, the Plan Administrator may determine, as set forth in the Award Agreement, that Participants who are awarded Restricted Stock as part of their Incentive Award shall be awarded additional Restricted Stock up to the amount of Restricted Stock which a Participant is awarded pursuant to Section 11.4(a). No additional Restricted Stock is required to be awarded pursuant to this Section 11.4(b).

11.5 Restricted Stock Election

To the extent permitted by applicable law, in lieu of receiving all or any portion of cash awarded as part of a Participant's Incentive Award pursuant to Section 11.4(a), the Plan Administrator may determine, as set forth in the Award Agreement, that Participants may elect to receive Restricted Stock with a value equal to the portion of the Incentive Award which the Participant would otherwise have received in cash, but has elected to receive in Restricted Stock ("Restricted Stock Election"). Participants must make their Restricted Stock Election at such time and in such a manner as prescribed by the Plan Administrator, which may determine, as set forth in the Award Agreement, that each Participant who makes the Restricted Stock Election shall be awarded additional shares of Restricted Stock granted pursuant to Section 11.4(b) up to the amount of the Participant's Restricted Stock Election. Notwithstanding the foregoing, no additional shares of Restricted Stock are required to be awarded pursuant to this Section 11.5.

11.6 Nontransferability of Incentive Awards

Except as otherwise determined by the Plan Administrator, Incentive Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

SECTION 12

CASH AWARDS AND OTHER STOCK-BASED AWARDS

12.1 Grant of Cash Awards

Subject to the terms and provisions of this Plan, the Plan Administrator, at any time and from time to time, may grant cash awards to Participants in such amounts and upon such terms, including the achievement of specific performance criteria, as the Plan Administrator may determine (each, a "Cash Award").

12.2 Other Stock-Based Awards

The Plan Administrator may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions, as the Plan Administrator shall determine (each, an "Other Stock-Based Award"). Such Other Stock-Based Awards may involve the transfer of actual shares of Common Stock to Participants, or payment in cash or otherwise of amounts based on the value of shares of Common Stock.

12.3 Value of Cash Awards and Other Stock-Based Awards

Each Cash Award granted pursuant to this Section 12 shall specify a payment amount or payment range as determined by the Plan Administrator. Each Other Stock-Based Award shall be expressed in terms of shares of Common Stock or units based on shares of Common Stock, as determined by the Plan Administrator. The Plan Administrator may establish performance criteria applicable to such awards in its discretion. If the Plan Administrator exercises its discretion to establish performance criteria, the number and/or value of such cash awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

12.4 Payment of Cash Awards and Other Stock-Based Awards

Payment, if any, with respect to a Cash Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or shares of Common Stock as the Plan Administrator determines. The value of any fractional shares shall be paid in cash.

12.5 Transferability of Cash Awards and Other Stock-Based Awards

Except as otherwise determined by the Plan Administrator, neither Cash Awards nor Other Stock-Based Awards may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

SECTION 13

TERMINATION OF EMPLOYMENT

The Award Agreement applicable to each Award shall set forth the effect of a termination of the holder's employment upon such Award; provided, however, that, unless explicitly set forth otherwise in an Award Agreement or as determined by the Plan Administrator, (1) all of a Participant's unvested and/or unexercisable Awards shall automatically be forfeited upon termination of the Participant's employment for any reason, and, as to Awards consisting of stock options or stock appreciation rights, the Participant shall be permitted to exercise the vested portion of the option or stock appreciation right for at least three months following termination of his or her employment, and (2) all of a Participant's Awards (whether vested or unvested, exercisable or unexercisable) shall automatically be forfeited upon termination of the Participant's employment for Cause. Provisions relating to the effect of a termination of employment upon an Award shall be determined in the sole discretion of the Plan Administrator and need not be uniform among all Awards or among all Participants. Unless the Plan Administrator determines otherwise, the transfer of employment of a Participant as between the Company and its affiliates and Subsidiaries shall not constitute a termination of employment. The Plan Administrator shall have the discretion to determine the effect, if any, that a sale or other disposition of a Participant's Employer will have on the Participant's Awards.

SECTION 14

EFFECT OF A CHANGE IN CONTROL

Except as otherwise provided in an Award Agreement, in the event of a Participant's termination of employment (i) by his or her Employer without Cause or (ii) if Section 2.16 is applicable to the Participant, by the Participant for Good Reason, in each case within two years following a Change in Control:

(a) all options and stock appreciation rights then held by the Participant shall become fully vested and exercisable;

(b) the Restriction Periods applicable to all shares of Restricted Stock and all Restricted Stock Units then held by the Participant shall immediately lapse;

(c) the performance periods applicable to any Performance Shares, Performance Units and Incentive Awards that have not ended shall end and such Awards shall become vested and payable in cash in an amount equal to the target amount thereof (assuming achievement of target levels by both Participants and the Company) within ten days following such termination; and

(d) any restrictions applicable to Cash Awards and Other Stock-Based Awards shall immediately lapse and, if applicable, become payable within ten days following such termination.

SECTION 15

REGULATORY APPROVALS AND LISTING

The Company shall not be required to issue any certificate for shares of Common Stock under the Plan prior to:

(a) obtaining any approval or ruling from the Securities and Exchange Commission, the Internal Revenue Service or any other governmental agency which the Company, in its sole discretion, shall determine to be necessary or advisable;

(b) listing of such shares on any stock exchange on which the Common Stock may then be listed; and

(c) completing any registration or other qualification of such shares under any federal or state laws, rulings or regulations of any governmental body which the Company, in its sole discretion, shall determine to be necessary or advisable.

All certificates, or book-entry accounts, for shares of Common Stock delivered under the Plan shall also be subject to such stop-transfer orders and other restrictions as the Plan Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which Common Stock is then listed and any applicable federal or state securities laws, and the Plan Administrator may cause a legend or legends to be placed on any such certificates, or notations on such book-entry accounts, to make appropriate reference to such restrictions. The foregoing provisions of this paragraph shall not be effective if and to the extent that the shares of Common Stock delivered under the Plan are covered by an effective and current registration statement under the Securities Act of 1933, as amended, or if and so long as the Plan Administrator determines that application of such provisions are no longer required or desirable. In making such determination, the Plan Administrator may rely upon an opinion of counsel for the Company. Without limiting the foregoing, the Plan Administrator may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares issued under this Plan, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other Participants and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

SECTION 16

ESTABLISHMENT AND TERM OF PLAN

The Plan was adopted by the Board of Directors on February 18, 2005, and is subject to approval by the Company's stockholders. If approved by the stockholders, this Plan will replace the Prior Plans, and no further Awards will be made under the Prior Plans. This Plan shall become effective on the Effective Date, and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Section 19, until all shares of Common Stock subject to it shall have been purchased or acquired according to the provisions herein. However, in no event may an Award be granted under the Plan on or after the tenth (10th) anniversary of the Effective Date. After this Plan is terminated, no future Awards may be granted pursuant to the Plan, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

SECTION 17

GENERAL PROVISIONS

17.1 Forfeiture Events

(a) The Plan Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of employment for Cause, violation of material policies that may apply to the Participant, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company or any of its affiliates or Subsidiaries.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, and if a Participant knowingly engaged in the misconduct, was grossly negligent with respect to such misconduct, or knowingly or grossly negligently failed to prevent the misconduct (whether or not the Participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002), the Participant shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.

17.2 No Individual Rights

Nothing contained in the Plan, or in any Award granted pursuant to the Plan, shall confer upon any employee any right with respect to continuance of employment by the Company or a Subsidiary, nor interfere in any way with the right of the Company or a Subsidiary to terminate the employment of such employee at any time with or without assigning any reason therefor.

17.3 Other Compensation

Unless determined otherwise by the Plan Administrator or required by contractual obligations, the grant, vesting or payment of Awards under the Plan shall not be considered as part of a Participant's salary or used for the calculation of any other pay, allowance, pension or other benefit unless otherwise permitted by other benefit plans provided by the Company or its Subsidiaries, or required by law or by contractual obligations of the Company or its Subsidiaries.

17.4 Nontransferability

Unless otherwise provided in the Plan, the right of a Participant or Beneficiary to the payment of any Award under the Plan may not be assigned, transferred, pledged or encumbered, nor shall such right or other interests be subject to attachment, garnishment, execution or other legal process.

17.5 Leaves of Absence

Leaves of absence for such periods and purposes conforming to the personnel policy of the Company, or of its Subsidiaries, as applicable, shall not be deemed terminations or interruptions of employment, unless a Participant commences a leave of absence from which he or she is not expected to return to active employment with the Company or its Subsidiaries. The foregoing notwithstanding, with respect to Incentive Stock Options, employment shall not be deemed to continue beyond the first ninety (90) days of such leave unless the Participant's reemployment rights are guaranteed by statute or contract. With respect to any Participant who, after the date an Award is granted under this Plan, ceases to be employed by the Company or a Subsidiary on a full-time basis but remains employed on a part-time basis, the Plan Administrator may make appropriate adjustments, as determined in its sole discretion, as to the number of shares issuable under, the vesting schedule of or the amount payable under any unvested Awards held by such Participant.

17.6 Transfers

In the event a Participant is transferred from the Company to a Subsidiary, or *vice versa,* or is promoted or given different responsibilities, Awards granted to the Participant prior to such date shall not be affected.

17.7 Unfunded Obligations

Any amounts (deferred or otherwise) to be paid to Participants pursuant to the Plan are unfunded obligations. Neither the Company nor any Subsidiary is required to segregate any monies from its general funds, to create any trusts or to make any special deposits with respect to this obligation. The Plan Administrator, in its sole discretion, may direct the Company to share with its Subsidiaries the costs of a portion of the Incentive Awards paid to Participants who are executives of those companies. Beneficial ownership of any investments, including trust investments which the Company may make to fulfill this obligation, shall at all times remain in the Company. Any investments and the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or a fiduciary relationship between the

Plan Administrator, the Company or any Subsidiary and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's Beneficiary or the Participant's creditors in any assets of the Company or its Subsidiaries whatsoever. The Participants shall have no claim against the Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

17.8 Beneficiaries

The designation of a Beneficiary shall be on a form provided by the Company, executed by the Participant (with the consent of the Participant's spouse, if required by the Company for reasons of community property or otherwise), and delivered to a designated representative the Company. A Participant may change his or her Beneficiary designation at any time. A designation by a Participant under any predecessor plans shall remain in effect under the Plan unless such designation is revoked or changed under the Plan. If no Beneficiary is designated, if the designation is ineffective, or if the Beneficiary dies before the balance of a Participant's benefit is paid, the balance shall be paid to the Participant's spouse, or if there is no surviving spouse, to the Participant's lineal descendants, pro rata, or if there is no surviving spouse or any lineal descendant, to the Participant's estate. Notwithstanding the foregoing, however, a Participant's Beneficiary shall be determined under applicable state law if such state law does not recognize Beneficiary designations under plans of this sort and is not preempted by laws which recognize the provisions of this Section 17.8.

17.9 Governing Law

The Plan shall be construed and governed in accordance with the laws of the State of Texas.

17.10 Satisfaction of Tax Obligations

Appropriate provision shall be made for all taxes required to be withheld in connection with the exercise, grant, vesting or other taxable event of Awards under the applicable laws and regulations of any governmental authority, whether federal, state or local and whether domestic or foreign, including, without limitation, the required withholding of a sufficient number of shares of Common Stock otherwise issuable to a Participant to satisfy the said required minimum tax withholding obligations. To the extent provided by the Plan Administrator, a Participant is permitted to deliver shares of Common Stock (including shares acquired pursuant to the exercise of an option or stock appreciation right other than the option or stock appreciation right currently being exercised, to the extent permitted by applicable regulations) for payment of withholding taxes on the exercise of an option or stock appreciation right, upon the grant or vesting of Restricted Stock or Restricted Stock Units or upon the payout of Performance Shares, Performance Units or Incentive Awards. Shares of Common Stock may be required to be withheld from the shares issuable to the Participant upon the exercise of an option or stock appreciation right, upon the vesting of Restricted Stock or Restricted Stock Units or upon the payout of Performance Shares or Performance Units to satisfy tax withholding obligations. The Fair Market Value of Common Stock as delivered pursuant to this Section 17.10 shall be determined as of the day prior to delivery, and shall be calculated in accordance with Section 2.15.

Any Participant who makes a Section 83(b) election under the Code shall, within ten (10) days of making such election, notify the Company in writing of such election and shall provide the Company with a copy of such election form filed with the Internal Revenue Service.

A Participant is solely responsible for obtaining, or failing to obtain, tax advice with respect to participation in the Plan prior to the Participant's (i) entering into any transaction under or with respect to the Plan, (ii) designating or choosing the times of distributions under the Plan, or (iii) disposing of any shares of Common Stock issued under the Plan.

17.11 Participants in Foreign Jurisdictions

The Plan Administrator shall have the authority to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of any countries in which the Company may operate to ensure the viability of the benefits from Awards granted to Participants employed in such countries, to meet the requirements of local laws that permit the Plan to operate in a qualified or tax-efficient manner, to comply with applicable foreign laws and to meet the objectives of the Plan.

SECTION 18

COMPLIANCE WITH RULE 16b-3 AND SECTION 162(m)

The Company's intention is that, so long as any of the Company's equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, the Plan shall comply in all respects with the rules of any exchange on which the shares of Common Stock are traded and with Rule 16b-3. In addition, it is the Company's intention that, as to Covered Employees, unless otherwise indicated in an Award Agreement, stock options, stock appreciation rights, Performance Shares, Performance Units and Incentive Awards shall qualify as performance-based compensation under Section 162(m). If any Plan provision is determined not to be in compliance with the foregoing intentions, that provision shall be deemed modified as necessary to meet the requirements of any such exchange, Rule 16b-3 and Section 162(m).

SECTION 19

AMENDMENT, TERMINATION OR DISCONTINUANCE OF THE PLAN

19.1 Amendment of Plan

Subject to the Board of Directors, the Plan Administrator may from time to time make such amendments to the Plan as it may deem proper and in the best interest of the Company, including, without limitation, any amendment necessary to ensure that the Company may obtain any regulatory approval referred to in Section 15; provided, however, that (a) to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required, and (b) no change in any Award previously granted under the Plan may be made without the consent of the Participant if such change would impair the right of the Participant under the Award to acquire or retain Common Stock or cash that the Participant may have acquired as a result of the Plan.

19.2 Termination or Suspension of Plan

The Board of Directors may at any time suspend the operation of or terminate the Plan with respect to any shares of Common Stock or rights which are not at that time subject to any Award outstanding under the Plan.

SECTION 20

DEFERRAL ELECTIONS

The Plan Administrator may, to the extent permitted by applicable law, permit Participants to defer Awards under the Plan. Any such deferrals shall be subject to such terms, conditions and procedures that the Plan Administrator may establish from time to time in its sole discretion.

IN WITNESS WHEREOF, the Company has caused the Plan to be executed effective as of _____ .

EL PASO CORPORATION

By _____

Its Senior Vice President, Human Resources

ATTEST:

By _____

Corporate Secretary